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Exhibit 99.1

GDS Holdings Limited Supplemental and Updated Disclosures

        We have filed an application, or the Listing Application, with the Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, in connection with a proposed secondary listing, or the Listing, of our Class A ordinary shares, par value US$0.00005 per share, on the Main Board of the Hong Kong Stock Exchange.

        The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of our business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2019, or our 2019 Annual Report. This exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in our 2019 Annual Report and other disclosures furnished on Form 6-K.

        As we have applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Market will continue to be our primary listing venue. We have also applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Stock Exchange Listing Rules. If these applications are approved, we would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are subject. We do not expect the Listing to result in significant additional compliance or disclosure obligations for our company.

        Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board.

        There can be no assurance as to if or when the Listing will take place.

– i –

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented to reflect changes since the filing of our 2019 Annual report as well as additional new risk factors relating to the Listing.

Risks Relating to Our Business and Industry

A slowdown in the demand for data center capacity or managed services could have a material adverse effect on us.

        Adverse developments in the data center market, in the industries in which our customers operate, or in demand for cloud computing could lead to a decrease in the demand for data center capacity or managed services, which could have a material adverse effect on us. We face risks including:

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  a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors;

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  a reduction in cloud adoption or a slowdown in the growth of the internet generally as a medium for commerce and communication and the use of cloud-based platforms and services in particular;

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  a downturn in the market for data center capacity generally, which could be caused by an oversupply of or reduced demand for space, and a downturn in cloud-based data center demand in particular; and

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  the rapid development of new technologies or the adoption of new industry standards that render our or our customers' current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or that they become insolvent.

        To the extent that any of these or other adverse conditions occur, they are likely to impact market demand and pricing for our services.

Any inability to manage the growth of our operations could disrupt our business and reduce our profitability.

        We have experienced significant growth in recent years. Our net revenue grew from RMB1,616.2 million in 2017 to RMB2,792.1 million in 2018, representing an increase of 72.8%, and increased to RMB4,122.4 million (US$583.5 million) in 2019, representing an increase of 47.6%, and grew from RMB1,877.0 million in the six months ended June 30, 2019 to RMB2,582.6 million (US$365.5 million) in the same period in 2020, representing an increase of 37.6%. We derive net revenue primarily from colocation services and, to a lesser extent, managed services. In addition, we also sell IT equipment either on a stand-alone basis or bundled in a service agreement and provide consulting services. Our net revenues from colocation services were RMB1,219.1 million, RMB2,104.3 million, RMB3,261.7 million (US$461.7 million) and RMB2,069.4 million (US$292.9 million) in 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively, representing 75.4%, 75.4%, 79.1% and 80.1% of total net revenue over the same periods, respectively. Our net revenues from managed services and other services were

RISK FACTORS

RMB372.8 million, RMB655.2 million, RMB832.8 million (US$117.9 million) and RMB497.7 million (US$70.4 million) in 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively, representing 23.1%, 23.4%, 20.2% and 19.3% of total net revenue over the same periods, respectively. Our net revenue from IT equipment sales were RMB24.3 million, RMB32.6 million, RMB27.9 million (US$3.9 million) and RMB15.6 million (US$2.2 million) in 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively, representing 1.5%, 1.2%, 0.7% and 0.6% of total net revenue, respectively.

        Our operations have also expanded in recent years through increases in the number and size of the data center facilities we operate, which we expect will continue to grow. Our rapid growth has placed, and will continue to place, significant demands on our management and our administrative, operational and financial systems. Continued expansion increases the challenges we face in:

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  obtaining suitable sites or land to build new data centers;

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  establishing new operations at additional data centers and maintaining efficient use of the data center facilities we operate;

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  managing a large and growing customer base with increasingly diverse requirements;

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  expanding our service portfolio to cover a wider range of services, including managed cloud services;

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  creating and capitalizing on economies of scale;

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  being exposed to protectionist or national security policies that restrict our ability to invest in or acquire companies or develop, import or export certain technologies;

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  obtaining additional capital to meet our future capital needs;

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  recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel;

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  maintaining effective oversight over personnel and multiple data center locations;

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  coordinating work among sites and project teams; and

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  developing and improving our internal systems, particularly for managing our continually expanding business operations.

        In addition, we have grown our business through acquisitions in the past and intend to continue selectively pursuing strategic partnerships and acquisitions to expand our business. From time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. There can be no assurance that we will be able to identify, acquire and successfully integrate other businesses and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions. See "—We have expanded in the past and expect to continue to expand in the future through acquisitions of other companies, each of which may divert our management's attention, result in additional dilution to shareholders or use resources that are necessary to operate our business." If we fail to manage the growth of our operations effectively, our businesses and prospects may be materially and adversely affected.

RISK FACTORS

If we are not successful in expanding our service offerings, we may not achieve our financial goals and our results of operations may be adversely affected.

        We have been expanding, and plan to continue to expand, the nature and scope of our service offerings, particularly into the area of managed cloud services, including direct private connection to major cloud platforms, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The success of our expanded service offerings depends, in part, upon demand for such services by new and existing customers and our ability to meet their demand in a cost-effective manner. We may face a number of challenges in expanding our service offerings, including:

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  acquiring or developing the necessary expertise in IT;

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  maintaining high-quality control and process execution standards;

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  maintaining productivity levels and implementing necessary process improvements;

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  controlling costs; and

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  successfully attracting existing and new customers for new services we develop.

        A failure by us to effectively manage the growth of our service portfolio could damage our reputation, cause us to lose business and adversely affect our results of operations. In addition, because managed cloud services may require significant upfront investment, we expect that continued expansion into these services will reduce our profit margins. In the event that we are unable to successfully grow our service portfolio, we could lose our competitive edge in providing our existing colocation and managed services, since significant time and resources that are devoted to such growth could have been utilized instead to improve and expand our existing colocation and managed services.

Our business requires us to make significant capital expenditures and resource commitments prior to recognizing revenue for those services.

        We have a long selling cycle for our services, which typically requires significant investment of capital, human resources and time by both our customers and us. Constructing, developing and operating our data centers require significant capital expenditures. A customer's decision to utilize our colocation services, our managed solutions or our other services typically involves time-consuming contract negotiations regarding the service level commitments and other terms, and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our resources and services. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer, and we do not recognize revenue for our services until such time as the services are provided under the terms of the applicable agreement. Our efforts in pursuing a particular sale or customer may not be successful, and we may not always have sufficient capital on hand to satisfy our working capital needs between the date on which we sign an agreement with a new customer and when we first receive revenue for services delivered to the customer. If our efforts in pursuing sales and customers are unsuccessful, or our cash on hand is insufficient to cover our working capital needs over the course of our long selling cycle, our financial condition could be negatively affected.

RISK FACTORS

The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements.

        The costs of constructing, developing and operating data centers are substantial. Further, we may encounter development delays, excess development costs, or delays in developing space for our customers to utilize. We also may not be able to secure suitable land or buildings for new data centers or at a cost on terms acceptable to us. We are required to fund the costs of constructing, developing and operating our data centers with cash retained from operations, as well as from financings from bank and other borrowings. Moreover, the costs of constructing, developing and operating data centers have increased in recent years, and may further increase in the future, which may make it more difficult for us to expand our business and to operate our data centers profitably. Based on our current expansion plans, we do not expect that our net revenue in the short term will be sufficient to offset increases in these costs, or that our business operations in the short term will generate capital sufficient to meet our anticipated capital requirements. If we cannot generate sufficient capital to meet our anticipated capital requirements, our financial condition, business expansion and future prospects could be materially and adversely affected.

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness.

        We have substantial indebtedness. As of August 31, 2020, we had total consolidated indebtedness of RMB21,870.4 million (US$3,095.5 million), including borrowings, finance lease and other financing obligations and convertible bonds. Based on our current expansion plans, we expect to continue to finance our operations through the incurrence of debt. Our indebtedness could, among other consequences:

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  make it more difficult for us to satisfy our obligations under our indebtedness, exposing us to the risk of default, which, in turn, would negatively affect our ability to operate as a going concern;

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  require us to dedicate a substantial portion of our cash flows from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flows for other purposes, such as capital expenditures, acquisitions and working capital;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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  increase our vulnerability to general adverse economic and industry conditions;

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  place us at a disadvantage compared to our competitors that have less debt;

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  expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our project financing agreements are variable;

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  increase our cost of borrowing;

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  limit our ability to borrow additional funds; and

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  require us to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes.

RISK FACTORS

        As a result of the covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our current or future borrowings could increase the level of financial risk to us and, to the extent that the interest rates are not fixed and rise, or that borrowings are refinanced at higher rates, our available cash flow and results of operations could be adversely affected.

        We have financing arrangements in place with various lenders to support specific data center construction projects. Certain of these financing arrangements are secured by share pledge over equity interests of our subsidiaries, our accounts receivables, property and equipment and land use rights. The terms of these financing arrangements may impose covenants and obligations on the part of our borrowing subsidiary and/or GDS Beijing and its subsidiaries, and our company as guarantor. For example, some of these agreements contain requirements to maintain a specified minimum cash balance at all times or require that the borrowing subsidiary maintain a certain debt-to-equity ratio. We cannot provide any assurances that we will always be able to meet any covenant tests under our financing arrangements. Other loan facility agreements of ours require that STT GDC, one of our major shareholders, maintain an ownership percentage in our company of at least 25%. If STT GDC's ownership in our company were to decrease below this percentage, pursuant to the terms of relevant facility agreements we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. In addition, the majority of our loan facility agreements require that the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, be maintained and renewed on or before the expiry date of the IDC license or authorization thereunder, as applicable. However, we have learned that the MIIT will not allow subsidiaries authorized to provide IDC services by an IDC license holder to renew its current authorization in the future; instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. See "—Risks Related to Doing Business in the People's Republic of China—We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects." If the subsidiaries of GDS Beijing cannot renew their authorizations to provide IDC services under the auspices of GDS Beijing's IDC license timely, and such subsidiaries cannot apply for and obtain their own IDC licenses, we also could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. In May 2019, one of GDS Beijing's subsidiaries, GDS Suzhou obtained its own IDC license. In September and November 2019, the other two of GDS Beijing's subsidiaries, Beijing Wan Chang Yun Science & Technology Co., Ltd., or Beijing Wan Chang Yun, and Shenzhen Yaode Data Services Co., Ltd., or Shenzhen Yaode, obtained their own IDC license, respectively. Other subsidiaries of our VIEs plan to apply for their own IDC licenses in order to continue to maintain authorizations to provide IDC services. While we do not foresee any legal impediment based on our experience with IDC license applications, there can be no assurance that these subsidiaries will be able to obtain approvals from the MIIT for their own IDC licenses in a timely manner or at all, or obtain such approvals for an expansion of authorization by GDS Beijing to allow the other subsidiaries of our VIEs to provide IDC services under the auspices of GDS Beijing's IDC license. There also can be no assurance that we will be able to renew such authorizations and expansions in due course.

RISK FACTORS

        The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default with respect to the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately. This, in turn, could cause our other debt, to become due and payable as a result of cross-default or acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

        In mid-August 2019, the PBOC decided to reform the formation mechanism of the Loan Prime Rate, or LPR, and authorized the National Interbank Funding Center to release LPR monthly, which may have indirect impact on the interest rate. The LPR reform could contribute to the decline of the loan rate for enterprises and the reduction of the financing cost for the real economy. High quality enterprises may get cheaper loans from the bank due to this more market-oriented interest rate mechanism. However, there is still uncertainty over the long-term effect of the LPR reform and its impact on our indebtedness.

We will likely require additional capital to meet our future capital needs, which may adversely affect our financial position and result in additional shareholder dilution.

        To grow our operations, we will be required to commit a substantial amount of operating and financial resources. Our planned capital expenditures, together with our ongoing operating expenses, will cause substantial cash outflows. In the near term, we will likely be unable to fund our expansion plans solely through our operating cash flows. Accordingly, we will likely need to raise additional funds through equity, equity-linked or debt financings in the future in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. For instance, in connection with our ongoing development and operation of hyperscale build-to-suit joint venture data centers at locations in China selected by our customers outside of Tier 1 markets, we will need to raise additional capital, either from our joint venture partners, through the equity and debt capital markets, bank loans or otherwise, and we may be unable to do so on terms acceptable to us or at all. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures and could adversely affect our results of operations.

        If we raise additional funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of the holders of our ordinary shares. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition.

        Beginning in early 2020, there was an outbreak of a novel strain of coronavirus, later named COVID-19. In March 2020, the World Health Organization declared COVID-19 to be a

RISK FACTORS

pandemic. As part of its intensified efforts to contain the spread of COVID-19, the PRC government took a number of actions, including extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who are infected with COVID-19, asking residents to remain at home and to avoid public gatherings, among other actions. COVID-19 has resulted in temporary closures of many corporate offices, retail stores, and manufacturing facilities and factories across China. Most of our revenues are generated in and our workforce are located in China. Consequently, our business could be materially and adversely impacted by the effects of COVID-19 or other pandemics or epidemics.

        The construction of new data centers or the expansion of existing data centers might be significantly delayed because of temporary closures of our construction sites and shortages of workers due to travel restrictions that have been or may be imposed in China. The completion of pending acquisitions of data centers might also be delayed or suffer other adverse impacts due to the impact of COVID-19. If the construction of new data centers, the expansion of existing data centers, or the completion of our pending acquisitions of data centers cannot be completed or delivered on time, we may be unable to meet our customer demand as expected, which may adversely and materially affect our business, results of operations and financial condition. Business distributions caused by the COVID-19 pandemic may also adversely and materially affect the business operations and financial condition of many of our customers, especially those that are small and medium-sized enterprises. Any prolonged disruption of our businesses or those of our customers or business partners could negatively impact our results of operations and financial condition. We have experienced slower cash collection as a result of the COVID-19 pandemic, for administrative reasons unrelated to our customers' ability to pay, which has resulted in an increase in our accounts receivable. An increase in our accounts receivable and any decrease in our recovery rate on accounts receivable could impact our cash flow, increase our need to fund operations from other sources of capital and impact our operations and business. Our customers may encounter cash flow or operating difficulties, which may reduce their demand for our services, further delay their payments to us thereby increasing our accounts receivable turnover days, or even increase the risk that they may default on their payment obligations. Any of these events would negatively affect our operating results. In response to the pandemic, we temporarily suspended our offline customer acquisition activities and business travel to ensure the safety and health of our employees. These measures we took or are taking may reduce our business operation capacity and are likely to negatively affect our operating results.

        In addition, our results of operations could be adversely affected to the extent that this pandemic harms the Chinese economy or global economy in general. The costs of constructing, developing and operating data centers are substantial. See "—The data center business is capital-intensive, and we expect our capacity to generate capital in the short term will be insufficient to meet our anticipated capital requirements." Expanding our data center capacity and growing our business requires substantial amounts of capital. If our existing cash resources are insufficient to meet our needs to expand our data center capacity and grow our business, we may seek to raise capital by selling equity or equity-linked securities, debt securities or by arranging financing and incurring indebtedness through borrowing from banks. Any economic slowdown in China or worldwide due to COVID-19 may result in a shortage of available credit and insufficient funds for our future expansion or growth, and we may not be able to raise additional capital, obtain additional financing from banks or other financial institutions, or draw down our existing loans and financing facilities. We cannot assure you that financing will be available in the amounts we

RISK FACTORS

need or on terms acceptable to us, if at all. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially. This in turn could limit our capital expenditures and cause our revenues to decrease, and our business, results of operations and financial condition may be materially and adversely affected as a result.

        While many of the restrictions on movements within China have been relaxed, there is great uncertainty around the future of the COVID-19 outbreak and how it will impact our operations in Mainland China and in Hong Kong. In particular, we cannot accurately forecast the potential impact of additional outbreaks as government restrictions are relaxed, further shelter-in-place or other government restrictions implemented in response to such outbreaks, or the impact on the ability of our customers to remain in business as a result of the ongoing pandemic or such additional outbreaks. With the uncertainties surrounding the COVID-19 outbreak until a cure and vaccine has been discovered, the threat to our business disruption and the related financial impact remains.

If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected.

        As of December 31, 2017, 2018 and 2019 and June 30, 2020, our accounts receivable, net, amounted to RMB364.7 million, RMB536.8 million, RMB880.0 million (US$124.6 million) and RMB1,388.5 million (US$196.5 million). Our accounts receivable turnover days, which are the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period, were relatively stable at 63.6 days in 2017, 58.9 days in 2018 and 62.7 days in 2019. However, our accounts receivable turnover days increased to 79.9 days in the six months ended June 30, 2020 from 67.1 days in the corresponding period of 2019, primarily because we experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers' ability to pay.

        The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be adversely affected.

We had net current liabilities as of December 31, 2018 and we may experience net current liabilities again in the future.

        Having net current liabilities could constrain our operational flexibility and affect our ability to expand our business. We expect to continue to rely upon a combination of cash retained from operations as well as the financing methods we have historically used to fund our expansion. If we do not generate sufficient cash flow from our operations to meet our present and future financial needs, we may need to rely on additional external equity capital and debt financing for funding. If adequate funds are not available, whether on satisfactory terms or at all, we may be forced to delay or abandon our development and expansion plans, and our business, financial condition and results of operations may be materially and adversely affected. As of December 31, 2018, we had net current liabilities of RMB470.5 million. We may record net current liabilities in the future if we fail to maintain current assets at a level that exceeds current liabilities. If we have significant net current liabilities for an extended period of time, our working capital for purposes of our

RISK FACTORS

operations may be subject to constraints, which may materially adversely affect our business, results of operations and financial condition.

Increased power costs and limited availability of power resources, together with stringent regulatory requirements or restrictions on data center development, may adversely affect our results of operations.

        We are a large consumer of power and costs of power account for a significant portion of our cost of revenue. We require power supply to provide many services we offer, such as powering and cooling our customers' servers and network equipment and operating critical data center plant and equipment infrastructure. Since we rely on two suppliers, State Grid and Southern Grid, each of which has a monopoly in its area of operation, to provide our data centers with power, our data centers could have limited or inadequate access to power.

        More stringent requirements or restrictions imposed by local authorities in the Tier 1 markets as to energy conservation or industrial policies may also limit our ability to obtain the regulatory approvals for the development and operation of data centers, which are essential for us to obtain power supply and expand our business. For example, the Development and Reform Commission of Shenzhen Municipality, or Shenzhen DRC, issued regulations in the first half of 2017 to tighten the requirements for energy conservation review of fixed-asset investment projects for data centers by requiring all such projects to obtain an energy conservation review opinion from Shenzhen DRC regardless of the amount of their energy consumption and conditioning its approval of power supply applications on the receipt of such energy conservation review opinion. In September 2018, the General Office of the People's Government of Beijing Municipality issued the Beijing Municipality's Catalogue for the Prohibition and Restriction of Newly Increased Industries (2018 Edition) to strictly control new construction or expansion of data centers in Beijing. In January 2019, the Shanghai Municipal Commission of Economy and Informatization and the Shanghai Municipal Development and Reform Commission jointly published their Guideline Opinion on Coordinated Construction of Internet Data Centers in Shanghai to control the aggregate number of newly increased IDC racks from 2019 to 2020 in Shanghai. In April 2019, the Shenzhen DRC published a Notice on the Relevant Matters of Energy Conservation Examination for Data Centers to strictly control the newly increased amount of annual comprehensive energy consumption of data centers. Failure to meet the evolving requirements, new restrictions imposed on our expansion, and lack of regulatory approvals could have a material and adverse effect on our business and expected growth. See "—Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs."

        The amount of power required by our customers may increase as they adopt new technologies, for example, for virtualization of hardware resources and for specialized processing of artificial intelligence. As a result, the average amount of power utilized per server is increasing, which in turn increases power consumption required to cool the data center facilities. Pursuant to our colocation service agreements, we provide our customers with a committed level of power supply availability. Although we aim to improve the energy efficiency of the data center facilities that we operate, there can be no assurance such data center facilities will be able to provide sufficient power to meet the growing needs of our customers. Our customers' demand for power may exceed the power capacity in our older data centers, which may limit our ability to fully utilize the net floor area of these data centers. We may lose customers or our customers may reduce the services purchased from us due to increased power costs, and limited availability of

RISK FACTORS

power resources, or we may incur costs for data center capacity which we cannot utilize, which would reduce our net revenue and have a material and adverse effect on our cost of revenue and results of operations.

        We attempt to manage our power resources and limit exposure to system downtime due to power outages from the electric grid by having redundant power feeds from the grid and by using backup generators and battery power. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could damage our reputation and lead us to lose current and potential customers, which may materially and adversely affect our business, financial condition and results of operations.

We have a history of net losses and negative cash flows from operating activities and may continue to incur losses and experience negative cash flows from operating activities in the future.

        We incurred net losses of RMB326.9 million, RMB430.3 million, RMB442.1 million (US$62.6 million) and RMB193.1 million (US$27.3 million) in 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively, and we may incur losses in the future. We had cash used in operating activities of RMB167.8 million and RMB12.9 million in 2017 and 2018, respectively. We expect our costs and expenses to increase as we expand our operations, primarily including costs and expenses associated with owning and leasing data center capacity, increasing our headcount and utility expenses. Our ability to achieve and maintain profitability depends on the continued growth and maintenance of our customer base, our ability to control our costs and expenses, the expansion of our service offerings and our ability to provide our services at the level needed to satisfy the stringent demands of our customers. In addition, our ability to achieve profitability is affected by many factors which are beyond our control, such as the overall demand for data center services in China and general economic conditions. If we cannot efficiently manage the data center facilities we operate, our financial condition and results of operations could be materially and adversely affected. We may continue to incur losses in the future due to our continued investments in data center capacity, increased headcount and increased utility expenses.

        The data center business is capital-intensive. Constructing, developing and operating our data centers require significant capital expenditures. We need to fund these costs with various forms of financing, in addition to cash retained from operations. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit. If we are unable to secure such additional financing, it will have a material adverse effect on our business and we may have to limit operations in a manner inconsistent with our development plans. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our shareholders and could result in a decrease in our stock price. In addition, if there are other factors that negatively impact our cash flow, such as the credit risk associated with accounts receivable or the ability to recover VAT on a timely basis, our cash flow and ability to fund our operations and capital expenditures would be negatively affected. If we are unable to obtain requisite financing needed to fund our planned operations and expansion, it would have a material adverse effect on our business.

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Any significant or prolonged failure in the data center facilities we operate or services we provide would lead to significant costs and disruptions and would reduce our net revenue, harm our business reputation and have a material adverse effect on our results of operation.

        The data center facilities we operate are subject to failure. Any significant or prolonged failure in any data center facility we operate or services that we provide, including a breakdown in critical plant, equipment or services, such as the cooling equipment, generators, backup batteries, routers, switches, or other equipment, power supplies, or network connectivity, whether or not within our control, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and harm our reputation and reduce our net revenue. Any failure or downtime in one of the data center facilities that we operate could affect many of our customers. The total destruction or severe impairment of any of the data center facilities we operate could result in significant downtime of our services and catastrophic loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and cause us to incur financial penalties. The services we provide are subject to failures resulting from numerous factors, including:

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  power loss;

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  equipment failure;

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  human error or accidents;

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  theft, sabotage and vandalism;

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  failure by us or our suppliers to provide adequate service or maintenance to our equipment;

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  network connectivity downtime and fiber cuts;

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  security breaches to our infrastructure;

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  improper building maintenance by us or by the landlords of the data center buildings which we lease;

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  physical, electronic and cyber security breaches;

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  fires and fire hazards, earthquake, hurricane, tornado, flood and other natural disasters;

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  extreme temperatures;

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  water damage;

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  public health emergencies; and

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  terrorism.

        We have in the past experienced, and may in the future experience, interruptions in service due to power outages or other technical failures or for reasons outside of our control, including a service interruption that caused system downtime to certain banking and financial institution customers and other customers. These interruptions in service, regardless of whether they result in breaches of the service level agreements we have with customers, may negatively affect our relationships with customers, including resulting in customers terminating their agreements with us or seeking damages from us or other compensatory actions. Interruptions in service may also have consequences for customers, such as banking and financial institutions, that are under the

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oversight of industry regulators, including the CBIRC and other PRC regulatory agencies. In response to such interruptions in service, industry regulators have taken, and may in the future take, various regulatory actions, including notifications or citations to our customers, over which they have oversight. Such regulatory actions with respect to our customers, including banking and financial institutions, could negatively impact our relationships with such customers, lead to audits of our services, inspections of our facilities, place restrictions or prohibitions upon the ability of such institutions to use our services, and thereby negatively affect our business operations and results of operations. We have taken and continue to take steps to improve our infrastructure to prevent service interruptions, including upgrading our electrical and mechanical infrastructure and sourcing, designing the best facilities possible and implementing rigorous operational procedures to maintenance programs to manage risk. However, we cannot assure you that such interruptions in service will not occur again in the future, or that such incidents will not result in the loss of customers and revenue, our paying compensation to customers, reputational damage to us, penalties or fines against us, and would not have a material and adverse effect on our business and results of operations. Service interruptions continue to be a significant risk for us and could affect our reputation, damage our relationships with customers and materially and adversely affect our business.

Delays in the construction of new data centers or the expansion of existing data centers could involve significant risks to our business.

        In order to meet customer demand and the continued growth of our business, we need to expand existing data centers, lease buildings for conversion into new data center facilities or obtain suitable land to build new data centers. Expansion of existing data centers and/or construction of new data centers are currently underway or being contemplated and such expansion and/or construction require us to carefully select and rely on the experience of one or more designers, general contractors, and subcontractors during the design and construction process. If a designer or contractor experiences financial or other problems during the design or construction process, we could experience significant delays and/or incur increased costs to complete the projects, resulting in negative impacts on our results of operations.

        In addition, we need to work closely with the local power suppliers, and sometimes local governments, where our proposed data centers are located. Delays in actions that require the assistance of such third parties, or delays in receiving required permits and approvals from such parties, may also affect the speed with which we complete data center projects or result in their not being completed at all. We have experienced such delays in receiving approvals and permits or in actions to be taken by third parties in the past and may experience them again in the future.

        If we experience significant delays in the supply of power required to support the data center expansion or new construction, either during the design or construction phases, the progress of the data center expansion and/or construction could deviate from our original plans, which could, among others, result in liability for penalties and loss of customers, and cause material and negative effects to our revenue growth, profitability and results of operations.

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The occurrence of a catastrophic event or a prolonged disruption may exceed our insurance coverage by significant amounts.

        Our operations are subject to hazards and risks normally associated with the daily operations of our data center facilities. Currently, we maintain insurance policies in nine categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, cyber security liability, directors and officers liability, employer liability and commercial employee insurance. Our business interruption insurance for lost profits includes coverage for business interruptions, our property and casualty insurance includes coverage for equipment breakdowns and our commercial employee insurance includes employee group insurance and senior management medical insurance. We believe our insurance coverage adequately covers the risks of our daily business operations. However, our current insurance policies may be insufficient in the event of a prolonged or catastrophic event. The occurrence of any such event that is not entirely covered by our insurance policies may result in interruption of our operations and subject us to significant losses or liabilities and damage our reputation as a provider of business continuity services. In addition, any losses or liabilities that are not covered by our current insurance policies may have a material adverse effect on our business, financial condition and results of operations.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial condition and results of operations.

        A party who is able to compromise the security measures protecting the data center facilities we operate or any of the data stored in such data center facilities could misappropriate our or our customers' proprietary information or cause interruptions or malfunctions in our operations. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. In addition, as we continue expanding our service offerings in managed cloud services, including direct private connection to major cloud platforms and the provision of cloud infrastructure, we will face greater risks from potential attacks because the provision of cloud-related services will increase the flow of internet user data through the data center facilities we operate and create broader public access to our system. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial condition and results of operations.

        Security risks and deficiencies may also be identified in the course of government inspections, which could subject us to fines and other sanctions. During construction of certain of our facilities, government inspectors have cited security risks at our construction sites and subjected us and our legal representative to fines for such risks. We cannot assure you that similar fines and sanctions will not occur in the future, or that such fines and sanctions will not result in damage to our business and reputation, which could have a material and adverse effect on our results of operations.

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        In addition, any assertions of alleged security breaches or systems failure made against us, whether true or not, could harm our reputation, cause us to incur substantial legal fees and have a material adverse effect on our business, reputation, financial condition and results of operations.

Our ability to provide data center services depends on the major telecommunications carriers in China providing sufficient network services to our customers in the data center facilities that we operate on commercially acceptable terms.

        Our ability to provide data center services depends on the major telecommunications carriers in China, namely China Telecom, China Unicom and China Mobile, providing sufficient network connectivity and capacity to enable our customers to transfer data to and from equipment that they locate in the data center facilities that we operate. Furthermore, given the limited competition among basic service providers in the telecommunications market in China, we depend on the dominant carrier in each location to provide such services to our customers on commercially acceptable terms. Although we believe we have maintained good relationships with China Telecom, China Unicom and China Mobile in the past, there can be no assurance that they will continue to provide the network services that our customers require on commercially acceptable terms at each of the data centers where we operate, if at all. In addition, if China Telecom, China Unicom or China Mobile increases the price of their network services, it would have a negative impact on the overall cost-effectiveness of data center services in China, which could cause our customers' demand for our services to decline and would materially and adversely affect our business and results of operations.

Our leases for self-developed data centers or our agreements for third-party data centers could be terminated early and we may not be able to renew our existing leases and agreements on commercially acceptable terms or our rent or payment under the agreements could increase substantially in the future, which could materially and adversely affect our operations.

        Most of our self-developed data centers are located in properties that we hold under long-term leases. Such leases generally have 15 to 20-year terms from inception. In some instances, we may negotiate an option to purchase the leased premises and facilities or a right of first refusal for the renewal of the existing leases according to the terms and conditions under the relevant lease agreements. However, upon the expiration of such leases, we may not be able to renew these leases on commercially reasonable terms, if at all. Under certain lease agreements, the lessor may terminate the agreement by giving prior notice and paying default penalties to us. However, such default penalties may not be sufficient to cover our losses. Even though the lessors for most of our data centers generally do not have the right of unilateral early termination unless they provide the required notice, the lease may nonetheless be terminated early if we are in material breach of the lease agreements. We may assert claims for compensation against the landlords if they elect to terminate a lease agreement early and without due cause. If the leases for our data centers were terminated early prior to their expiration date, notwithstanding any compensation we may receive for early termination of such leases, or if we are not able to renew such leases, we may have to incur significant cost related to relocation. In addition, we have entered into five agreements in respect of data centers in operation with parties who have not produced evidence of proper legal title of the premises, and although we may seek damages from such parties, such leases may be void and we may be forced to relocate. The five agreements are in relation to six leased data centers which collectively accounted for approximately 2.8%, 4.1%, 5.7% and 7.9% of net

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revenues in the years ended December 31, 2017, 2018, 2019 and the six months ended June 30, 2020, respectively, and approximately 9.1%, 10.3%, 8.9% and 7.4% of total area committed as of December 31, 2017, 2018, 2019 and June 30, 2020, respectively. Except for one data center, which accounted for 2.8%, 1.8%, 0.9%, and 1.1% of net revenues in the years ended December 31, 2017, 2018, 2019 and the six months ended June 30, 2020 and 1.2%, 0.5%, 0.4% and 0.3% of total area committed as of December 31, 2017, 2018, 2019 and six months ended June 30, 2020, the owners of the premises for the five other data centers have confirmed such property ownership certificates are in the process to being obtained without any foreseen legal or regulatory difficulties; in addition, as advised by our PRC legal counsel, as the owners have obtained relevant construction planning permits with regard to the construction of the premises, the relevant leases will be deemed valid and effective by a court in case of any dispute. Six of our data centers are located in properties that were already mortgaged to third parties before the commencement of the lease. If such third parties claim their rights on the mortgaged properties in case of default or breach under the principal debt by the lessors or other relevant parties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises. Any relocation could also affect our ability to provide continuous uninterrupted services to our customers and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.

        Furthermore, certain portions of our data center operations are located in third-party data centers that we lease from wholesale data center providers. Our agreements with third parties are typically five years but may also be up to ten years. Under some of such agreements, we have the right of first refusal to renew the agreements subject to mutual agreement with the third parties. Some of such agreements allow the third parties to terminate the agreements early, subject to a notification period requirement and the payment of a pre-determined termination fee, which in some cases may not be sufficient to cover any direct and indirect losses we might incur as a result. Although historically we have successfully renewed all agreements we wanted to renew, and we do not believe that any of our agreements will be terminated early in the future, there can be no assurance that the counterparties will not terminate any of our agreements prior to its expiration date. We plan to renew our existing agreements with third parties upon expiration or migrate our operations to the data centers leased or owned by our company. However, we may not be able to renew these agreements on commercially acceptable terms, if at all, or the space in data centers that we lease or own may not be adequate for us to relocate such operations, and we may experience an increase in our payments under such agreements. Any adverse change to our ability to exert operational control over any of the data center facilities we operate could have a material adverse effect on our ability to operate these data center facilities at the standards required for us to meet our service level commitments to our customers.

We generate significant revenue from data centers located in only a few locations and a significant disruption to any location could materially and adversely affect our operations.

        We generate significant revenue from data centers located in only a few locations and a significant disruption to any single location could materially and adversely affect our operations. Most of our data centers (self-developed and third-party) are located in our Tier 1 markets. Furthermore, several of our data centers are located on campuses or clusters in close proximity to each other in specific districts within our Tier 1 markets. The occurrence of a catastrophic event,

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or a prolonged disruption in any of these regions, could materially and adversely affect our operations.

Our net revenue is highly dependent on a limited number of customers, and the loss of, or any significant decrease in business from, any one or more of our major customers could adversely affect our financial condition and results of operations.

        We consider our customers to be the end users of our services. We may enter into agreements directly with our customers or provide services to our customers through agreements with intermediate contracting parties.

        We have in the past derived, and believe that we will continue to derive, a significant portion of our net revenue from a limited number of customers. We had one customer that generated 25.2% of our total net revenue in 2017 and two customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. We had two customers that generated 26.7% and 18.6% of our total net revenue, respectively, in the six months ended June 30, 2020. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed. As of June 30, 2020, we had two customers who accounted for 33.4% and 21.6%, respectively, of our total area committed (excluding joint venture data centers). No other customer accounted for 10% or more of our total area committed (excluding joint venture data centers). Moreover, for several of our data centers, a limited number of customers accounted for or are expected to account for a substantial majority of area committed or area utilized, including some cases where a single customer accounted for all area committed or area utilized. If there are delays in the move-in, whereby the net floor area they are committed to is not utilized as expected, or there is contract termination in relation to these customers, then our net revenue and results of operations would be materially and adversely affected.

        There are a number of factors that could cause us to lose major customers. Because many of our agreements involve services that are mission-critical to our customers, any failure by us to meet a customer's expectations could result in cancellation or non-renewal of the agreement. Our service agreements usually allow our customers to terminate their agreements with us before the end of the contract period under certain specified circumstances, including our failure to deliver services as required under such agreements, and in some cases without cause as long as sufficient notice is given. In addition, our customers may decide to reduce spending on our services due to a challenging economic environment or other factors, both internal and external, relating to their business such as corporate restructuring or changing their outsourcing strategy by moving more facilities in-house or outsourcing to other service providers. Furthermore, our customers, some of whom have experienced rapid changes in their business, substantial price competition and pressures on their profitability, may demand price reductions or reduce the scope of services to be provided by us, any of which could reduce our profitability. In addition, our reliance on any individual customer for a significant portion of our net revenue may give that customer a degree of pricing leverage against us when negotiating agreements and terms of services with us.

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        The loss of any of our major customers, or a significant decrease in the extent of the services that they outsource to us or the price at which we sell our services to them, could materially and adversely affect our financial condition and results of operations.

If we are unable to meet our service level commitments, our reputation and results of operation could suffer.

        Most of our customer agreements provide that we maintain certain service level commitments to our customers. If we fail to meet our service level commitments, we may be contractually obligated to pay the affected customer a financial penalty, which varies by agreement, and the customer may in some cases be able to terminate its agreement. Although we have not had to pay any material financial penalties for failing to meet our service level commitments in the past, there is no assurance that we will be able to meet all of our service level commitments in the future and that no material financial penalties may be imposed. In addition, if such a failure were to occur, there can be no assurance that our customers will not seek other legal remedies that may be available to them, including:

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  requiring us to provide free services;

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  seeking damages for losses incurred; and

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  cancelling or electing not to renew their agreements.

        Any of these events could materially increase our expenses or reduce our net revenue, which would have a material adverse effect on our reputation and results of operations. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. As a result of such customer loss and other potential liabilities, our net revenue and results of operations could be materially and adversely affected.

Our customer base may decline if our customers or potential customers develop their own data centers or expand their own existing data centers.

        Some of our customers may develop their own data center facilities. Other customers with their own existing data centers may choose to expand their data center operations in the future. In the event that any of our key customers were to develop or expand their data centers, we may lose business or face pressure as to the pricing of our services. Although we believe that the trend is for companies in China to outsource more of their data center facilities and operations to colocation data center service providers, there can be no assurance that this trend will continue. In addition, if we fail to offer services that are cost-competitive and operationally advantageous as compared with services provided in-house by our customers, we may lose customers or fail to attract new customers. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, and our business and results of operations would suffer.

We may be unable to achieve high agreement renewal rates.

        We seek to renew customer agreements when those agreements are due for renewal. We endeavor to provide high levels of customer service, support, and satisfaction to maintain long-term customer relationships and to secure high rates of agreement renewals for our services. Nevertheless, we cannot assure you that we will be able to renew service agreements with our

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existing customers or re-commit space relating to expired service agreements to new customers if our current customers do not renew their agreements. In the event of a customer's termination or non-renewal of expired agreements, or a renewal of an expired agreement for fewer services or less area than it had previously utilized, our ability to enter into services agreements so that new or other existing customers utilize the expired existing space in a timely manner will impact our results of operations. If such expired existing space is not utilized by new or other existing customers in a timely manner, our service revenue and results of operations may be negatively impacted. Our quarterly churn rate, which we define as the ratio of quarterly service revenue from agreements which terminated or expired without renewal during the quarter to the total quarterly service revenue for the preceding quarter, averaged 2.1%, 0.9% and 0.5% in 2017, 2018 and 2019, respectively, and was 0.6% for the six months ended June 30, 2020. As of June 30, 2020, data center service agreements with our customers with respect to 4.8% of our total area committed (excluding joint venture data centers) will become due for renewal during 2020.

If we do not succeed in attracting new customers for our services and/or growing revenue from existing customers, we may not achieve our revenue growth goals.

        We have been expanding our customer base to cover a range of industry verticals, particularly cloud service providers and other internet-based businesses. Our ability to attract new customers, as well as our ability to grow revenue from our existing customers, depends on a number of factors, including our ability to offer high-quality services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new customers. If we fail to attract new customers, we may not be able to grow our net revenue as quickly as we anticipate or at all.

        As our customer base grows and diversifies into other industries, we may be unable to provide customers with services that meet the specific demand of such customers or their industries, or with quality customer support, which could result in customer dissatisfaction, decreased overall demand for our services and loss of expected revenue. In addition, our inability to meet customer service expectations may damage our reputation and could consequently limit our ability to retain existing customers and attract new customers, which would adversely affect our ability to generate revenue and negatively impact our results of operations.

Customers who rely on us for the colocation of their servers, the infrastructure of their cloud systems, and management of their IT and cloud operations could potentially sue us for their lost profits or damages if there are disruptions in our services, which could impair our financial condition.

        As our services are critical to many of our customers' business operations, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although our customer agreements typically contain provisions attempting to limit our liability for breach of the agreement, including failing to meet our service level commitments, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards. Since we do not carry liability insurance coverage, such damage awards could seriously impair our financial condition.

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Our customers operate in a limited number of industries, particularly in the cloud services, internet and financial services industries. Factors that adversely affect these industries or information technology spending in these industries may adversely affect our business.

        Our customers operate in a limited number of industries, particularly in the cloud services, internet and financial services industries. As of June 30, 2020, customers from the cloud services, internet and financial services industries accounted for 71.8%, 17.0% and 6.1% of our total area committed, respectively. Our business and growth depend on continued demand for our services from our current and potential customers in the cloud services, internet and financial services industries. Demand for our services, and technology services in general, in any particular industry could be affected by multiple factors outside of our control, including a decrease in growth or growth prospects of the industry, a slowdown or reversal of the trend to outsource information technology operations, or consolidation in the industry. In addition, serving a major customer within a particular industry may effectively preclude us from seeking or obtaining engagements with direct competitors of that customer if there is a perceived conflict of interest. Any significant decrease in demand for our services by customers in these industries, or other industries from which we derive significant net revenue in the future, may reduce the demand for our services.

We enter into fixed-price agreements with many customers, and our failure to accurately estimate the resources and time required for the fulfillment of our obligations under these agreements could negatively affect our results of operations.

        Our data center services are generally provided on a fixed-price basis that requires us to undertake significant projections and planning related to resource utilization and costs. Although our past project experience helps to reduce the risks associated with estimating, planning and performing fixed-price agreements, we bear the risk of failing to accurately estimate our projected costs, including power costs as we may not accurately predict our customer's ultimate power usage once the agreement is implemented, and failing to efficiently utilize our resources to deliver our services, and there can be no assurance that we will be able to reduce the risk of estimating, planning and performing our agreements. Any failure to accurately estimate the resources and time required for a project, or any other factors that may impact our costs, could adversely affect our profitability and results of operations.

Our customer agreement commitments are subject to reduction and potential cancellation.

        Many of our customer agreements allow for early termination, subject to payment of specified costs and penalties, which are usually less than the revenues we would expect to receive under such agreements. Our customer agreement commitments could significantly decrease if any of the customer agreements is terminated either pursuant to, or in violation of, the terms of such agreement. In addition, our customer agreement commitments during a particular future period may be reduced for reasons outside of our customers' control, such as general prevailing economic conditions. It is difficult to predict how market forces, or PRC or U.S. government policy, in particular, the severe deterioration of bilateral relations between the PRC and the U.S. and the imposition of additional tariffs on bilateral imports in 2018, 2019 and beyond, may continue to impact the PRC economy as well as related demand for our colocation and managed services going forward. If our customer agreement commitments are significantly reduced, our results of operations could be materially and adversely affected.

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        Even if our current and future customers have entered into a binding agreement with us, they may choose to terminate such agreement prior to the expiration of its terms. Any penalty for early termination may not adequately compensate us for the time and resources we have expended in connection with such agreement, or at all, which could have a material adverse effect on our results of operations and cash flows.

We may not be able to compete effectively against our current and future competitors.

        We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer. Policies recently promoted by the PRC government concerning the concept of "new infrastructure" may encourage and result in a new wave of investment in, among other things, largescale data centers, artificial intelligence and industrial internet at all levels of the economy. Accordingly, there may be an increase in the number of companies engaging in the data center services business due to the numerous opportunities presented by such policies, which may result in increased competition in our industry.

        We face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile, as well as other domestic and international carrier-neutral data center service providers. Our current and future competitors may vary by size and service offerings and geographic presence. See "Our Business—Competition."

        Competition is primarily centered on reputation and track record, quality and availability of data center capacity, quality of service, technical expertise, security, reliability, functionality, breadth and depth of services offered, geographic coverage, financial strength and price. Some of our current and future competitors may have greater brand recognition, marketing, technical and financial resources than we do. As a result, some of our competitors may be able to:

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  bundle colocation services with other services or equipment they provide at reduced prices;

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  develop superior products or services, gain greater market acceptance, and expand their service offerings more efficiently or rapidly;

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  adapt to new or emerging technologies and changes in customer requirements more quickly;

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  take advantage of acquisition and other opportunities more readily; and

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  adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

        We operate in a competitive market, and we face pricing pressure for our services. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. Although we offer a broad range of data center services, our competitors that specialize in only one of our services offerings may have competitive advantages in that offering. With respect to all of our colocation services, our competitors may offer such services at rates below current market rates or below the rates we currently charge our customers. With respect to both our colocation and managed services offerings, our competitors may offer services in a greater variety that are more sophisticated or that are more competitively priced than the services we offer. We may be required to lower our prices to remain competitive, which may decrease our margins and adversely affect our business prospects, financial condition and results of operations.

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An oversupply of data center capacity could have a material adverse effect on us.

        A build-up of new data centers or reduced demand for data center services could result in an oversupply of data center capacity in China's large commercial centers. Excess data center capacity could lower the value of data center services and limit the number of economically attractive markets that are available to us for expansion, which could negatively impact our business and results of operations.

Export control and economic or trade sanctions could subject us to regulatory investigations or other actions, and may limit our ability to sell to certain customers, which could materially and adversely affect our competitiveness and business operations.

        Recent economic and trade sanctions threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, and certain of their respective affiliates and other China-based technology companies, as well as actions brought against Huawei and related persons by the U.S. and the Canadian governments, have raised further concerns as to whether, in the future, there may be additional regulatory challenges or enhanced restrictions involving other China-based technology companies including us in a wide range of areas such as data security, telecommunications, artificial intelligence, technologies deployed for surveillance purposes, import/export of technology or other business activities. We may also face restrictions on transactions with certain customers, business partners and other persons. For instance, the U.S. government announced several orders effectively barring sales of components and software subject to U.S. export controls to, among others, Huawei and certain other China-based technology companies and their respective affiliates. In particular, on May 15, 2019, the U.S. Department of Commerce added Huawei and certain of its affiliates to the Entity List. On May 15, 2020, the U.S. Department of Commerce took two sets of actions further targeting Chinese firms, including further tightening export controls against Huawei and its non-U.S. affiliates and adding additional China-related entities to the Entity List, which imposes restrictions on the transfer of technology to these entities. On August 17, 2020, the U.S. Department of Commerce imposed further export control restrictions on Huawei and its affiliates on the Entity List and added additional Huawei affiliates to the Entity List. The Entity List identifies foreign parties that are prohibited from acquiring—whether by export, reexport, or transfer in-country—some or all items subject to the U.S. Export Administration Regulations ("EAR"), unless the exporter secures a license. Licenses, and exceptions to the license requirement, are rarely granted to exporters. Exporting, reexporting or transferring items subject to the EAR in violation of licensing requirements could result in criminal and/or civil penalties. The U.S. Department of Commerce has indicated that engaging in activities contrary to U.S. national security and/or foreign policy interests would be grounds for inclusion on the Entity List. In June and August of 2020, the U.S. Department of Defense ("DOD") made public two lists of Chinese companies, including the major Chinese telecommunications carriers, that have been determined to be "Communist Chinese military companies" operating directly or indirectly in the United States. While not sanctions lists, the DOD lists may lead to future sanctions by the U.S. government of companies on the DOD lists, including the PRC telecommunications carriers who provide network services to our customers. Additionally, the United States has ended trade preferences for Hong Kong as well as imposed sanctions on certain officials of Hong Kong and PRC government.

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        These restrictions, and similar or more expansive restrictions or sanctions that may be imposed by the U.S. or other jurisdictions in the future, may adversely affect our ability to work with certain existing and future customers and business partners, which could possibly lead to the modification or cancellation of our existing customer contracts, all of which would harm our business. Furthermore, our association with customers or business partners that are or become subject to U.S. regulatory scrutiny or export restrictions could subject us to actual or perceived reputational harm among current or prospective investors, suppliers or customers, customers of our customers, other parties doing business with us, or the general public. Any such reputational harm could result in the loss of investors, suppliers or customers, which could harm our business, financial conditions or prospects.

        Additionally, these developments may materially and adversely affect certain of our suppliers' and customers' abilities to acquire technologies, systems, devices or components that may be critical to their technology infrastructure, service offerings and business operations, and further cause a turmoil to their industries including telecommunications, information technology infrastructure and consumer electronics, which may, in turn, materially and adversely affect their demand for our services and affect our business, financial condition and results of operations. These restrictions or sanctions, even targeting specific entities unrelated to us, could nevertheless also negatively affect our and our technology partners' abilities to recruit research and development talent or conduct technological collaboration with scientists and research institutes in the U.S., Europe or other countries, which could significantly harm our competitiveness. There can be no assurance that we will not be affected by current or future export controls or economic and trade sanctions regulations.

        Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of the technology, products and solutions of our customers, hinder the stability of our customers' supply chain, and may result in negative publicity, any of which may have a material and adverse effect on our business, financial condition and results of operations.

        The Company provided colocation services to two PRC companies (which belong to the same group) on the Entity List during the years ended December 31, 2017, 2018 and 2019, and the six-month period ended June 30, 2020.

        The Company does not sell to any entities listed on the U.S. Commerce Department's Entity List any servers, IT equipment or any other products that are subject to the EAR and the Company does not export, re-export, or transfer any U.S.-origin products, technology, components or software that are subject to the EAR to any entities listed on the U.S. Commerce Department's Entity List.

Geopolitical tensions have led to a heightened trend towards trade, technology and even finance "de-coupling" between China and the United States and this adverse trend may continue to deteriorate, which could negatively affect our business operations and results of operations.

        In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China and Chinese companies. For example, export controls, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a

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number of Chinese technology companies, some of which are existing or potential customers to us. The United States has also threatened to impose further export controls, sanctions, trade embargoes, and other heightened regulatory requirements on China and Chinese companies. These have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other Chinese technology companies, including us, in a wide range of areas such as data security, emerging technologies, "dual-use" commercial technologies and applications that could be deployed for surveillance or military purposes, import/export of technology or other business activities. For instance, in 2019 and 2020, the U.S. government announced several executive orders and regulations effectively barring American firms from selling, exporting, re-exporting, or transferring U.S.-origin technology, components and software, among other items, to Chinese technology companies and their respective affiliates. In May 2020, the U.S. Bureau of Industry and Security announced plans to restrict certain Chinese companies and their overseas-related affiliates' ability to use U.S. technology and software to design and manufacture their products. On August 5, 2020, the U.S. State Department expanded their "Clean Network" program to cover, among others, availability of apps from Chinese companies and storage of data sensitive to U.S. citizens and businesses on cloud-based storage systems run by Chinese companies, including Alibaba. On August 6, 2020, President Trump also issued executive orders setting forth restrictions on persons subject to U.S. jurisdiction from entering into transactions with ByteDance, TikTok's Chinese parent company, and WeChat, an online social networking app owned by Tencent. When such measures become effective, any transaction that is related to such target companies by any such person, or with respect to any such property, subject to the jurisdiction of the United States, with such target companies shall be prohibited. These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, may materially and adversely affect our ability to acquire technologies, systems, devices or components that may be critical to our technology infrastructure, service offerings and business operations. We cannot assure you that the current and/or future export controls or economic and trade sanctions regulations or their developments will not have a negative impact on our business operations or reputation.

        In addition, if we, any customers or other parties that have collaborative relationships with us or our affiliates were to become targeted under sanctions or export control restrictions, this may result in significant interruption in our business, regulatory investigations and reputational harm to us. Particularly, if any Chinese companies, including us, were to be targeted under any U.S. economic sanctions, such company may lose access to the U.S. financial system, including in most cases using U.S. dollars to conduct transactions or maintaining a correspondent account with a U.S. financial institution, U.S. entities and individuals may not be permitted to do business with such company, and international banks and other companies may as a matter of policy not engage in transactions with such company. Media reports on alleged violation of export control or economic and trade sanctions or data security and privacy laws, by us or by our customers, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control or economic and trade sanctions or data security and privacy laws and rules, even in situations where the potential amount or fine involved may be relatively small, our businesses could be severely interrupted and our reputation could be significantly harmed.

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        Furthermore, trade tension between the United States and China could place pressure on the economic growth in China as well as the rest of the world. The U.S. administration under President Donald Trump has advocated for and taken steps toward restricting trade in certain goods, particularly from China. While the two nations reached a "Phase One" trade agreement in January 2020, the progress of future trade talks between China and the United States are subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Trade tension between China and the United States may intensify and the United States may adopt even more drastic measures in the future. China has retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. Any further escalation in trade or other tensions between the United States and China or news and rumors of any escalation, could introduce uncertainties to China's economy and the global economy which in turn could affect the Chinese economy generally, including the use of mobile, web-based commerce as well as our customers' cloud-based platforms and services. Any such decline in the technology industry, reduction in cloud adoption or slowdown in the growth of the internet and the use of our customers' platforms and services may lead to decreased demand for data center capacity or managed services, which could have a material and adverse effect on our business, results of operations and financial condition. Foreign policies of the United States tend to be followed by certain other countries, and those countries may adopt similar policies in their relationships with China and the Chinese companies.

        Those policies and measures directed at China and Chinese companies adopted by U.S. government could have the effect of discouraging persons in the U.S. from working for Chinese companies, which could hinder our ability to hire and retain qualified personnel for our business.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing trade conflict, may have an adverse effect on our business and expansion plans.

        In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our international and cross-border operations, our financial condition and results of operations. For example, in 2018 the United States announced tariffs that applied to products imported from China, totaling approximately US$250 billion, and in May 2019 the United States increased the rate of certain tariffs previously levied on Chinese products from 10% to 25%. In August 2019, the United States announced that it would apply an additional tariff of 10% on the remaining US$300 billion of goods and products coming from China. After several rounds of trade talks between China and the United States, the United States temporarily delayed an increase in tariffs on US$250 billion of products imported from China, and in September and October 2019, the United States announced several tariff exemptions for certain Chinese products. In August 2019, the U.S. Treasury labeled China a currency manipulator and withdrew such designation in January 2020. In addition, the United States is reported to be considering ways to limit U.S. investment portfolio flows into China, though no details in such regard have been officially announced.

        China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the

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tariffs announced by the United States in May 2018, China imposed retaliatory tariffs on U.S. goods of a similar value, and in response to the tariff announcements by the United States in August 2019, China announced it would stop buying U.S. agricultural products and would not rule out import tariffs on newly purchased U.S. agricultural products. In September 2019, China unveiled several tariff exemptions for U.S. products, including various agricultural products. Even though, in January 2020, the "Phase One" trade agreement was signed between the United States and China, the U.S.-China relationship has deteriorated further, and there can be no assurances that the U.S. or China will not increase tariffs or impose additional tariffs in the future. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, and may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. If these measures and tariffs affect any of our customers and their business results and prospects, their demand for, or ability to pay for, our data center services may decrease, which would materially and adversely affect our results of operations. In addition, if China were to increase the tariff on any of the items imported by our suppliers and contract manufacturers from the U.S., they might not be able to find substitutes with the same quality and price in China or from other countries. As a result, our costs would increase and our business, financial condition and results of operations would be adversely affected.

Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers.

        Among the data center buildings that we lease, including those under construction, a majority of the lease agreements have not been registered or filed with relevant authorities in accordance with the applicable PRC laws and regulations. The enforcement of this legal requirement varies depending on local practices. In case of failure to register or file a lease, the parties to the unregistered lease may be ordered to make rectifications (which would involve registering such leases with the relevant authority) before being subject to penalties. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. The relevant PRC law is not clear as to which of the parties, the lessor or the lessee, is liable for the failure to register the lease, and the lease agreements of several of our data centers provide that the lessor is responsible for processing the registration and must compensate us for losses caused by any breach of the obligation. Although we have proactively requested that the applicable lessors complete or cooperate with us to complete the registration in a timely manner, we are unable to control whether and when such lessors will do so. In the event that a fine is imposed on both the lessor and lessee, and if we are unable to recover from the lessor any fine paid by us in accordance with the terms of the lease agreement, such fine will be borne by us. In the case of one data center in Beijing, a portion of the building has been constructed without obtaining the building ownership certificate, and the part of the lease in relation to such portion may be deemed invalid if the construction has not been duly approved by the government, in which event we would not be able to use that portion of property. If the owners fail to obtain the necessary consents and/or to comply with the applicable legal requirements for the change of usage of these premises, and the relevant authority or the court orders us to use the relevant leased buildings for the designated usage only, we may not be able to continue to use these buildings for data center purposes and we may need relocate our operation there to other suitable premises. We may also be subject to administrative penalties for lack of fire safety approvals for renovation of the leased premises, and we may be ordered to suspend operations at applicable

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premises if we fail to timely cure any such defect. Construction or renovation of certain other of our data centers was carried out without obtaining construction (including zoning) related permits, and certain leased premises were put into use without fulfillment of construction inspection and acceptance procedures, which may cause administrative penalties to be imposed on us in the case of renovation, and may cause the use of the leased premises to be deemed illegal, and we may be forced to suspend our operations as a result. See also "—Risks Related to Doing Business in the People's Republic of China—Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs."

We may be regarded as being non-compliant with the regulations on VATS due to the lack of IDC licenses for which penalties may be assessed that may materially and adversely affect our business, financial condition, growth strategies and prospects.

        The laws and regulations regarding VATS, licenses in the PRC are relatively new and are still evolving, and their interpretation and enforcement involve significant uncertainties. Investment activities in the PRC by foreign investors are principally governed by the Industry Catalog Relating to Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Industries not included in the Special Management Measures (Negative List) of the Catalog are permitted industries. Industries such as value-added telecommunication services, including internet data center services, are restricted to foreign investment. The Special Management Measures (Foreign Investment Permitted Negative List) of the Catalog has been superseded by the Special Management Measures (Negative List) (2018) and the Encouraged Foreign Investment Industry Catalog has been superseded by Encouraged Foreign Investment Industry Catalog (2019). On June 23, 2020, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2020), which became effective on July 23, 2020. Foreign investment in VATS (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List (2020). Specifically, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises restrict the ultimate capital contribution percentage held by foreign investor(s) in a foreign-invested VATS enterprise to 50% or less. Under the Telecommunications Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Administrative Measures for Telecommunications Business Operating License, which took effect on April 10, 2009 and was amended on September 1, 2017, set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses.

        Before 2013, the definition of the IDC services was subject to interpretation as to whether our services would fall within its scope. In addition, authorities in different localities had different interpretations. According to the Classification Catalogue of Telecommunications Services, or the Telecom Catalogue, publicized in February 2003 by the Ministry of Information Industry, the predecessor of the MIIT, which took effect in April 2003, and our consultations with the MIIT, IDC services should be rendered through the connection with the internet or other public telecommunications networks.

        On May 6, 2013, the "Q&A on the Application of IDC/ISP Business," or the Q&A, was published on the website of China Academy of Telecom Research, an affiliate of the MIIT. The

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Q&A was issued together with the draft revised Telecom Catalogue of the 2013 version, which although not an official law or regulation, reflected the evolving attitude of the MIIT towards the legal requirements as to applications for IDC licenses. A national consulting body and certain telephone numbers, the Designated Numbers, are provided in the Q&A to answer any questions arising from the application of IDC licenses. Since then, even though the definition of IDC services under the Q&A is identical to that under the Telecom Catalogue, whether a business model should be deemed to be IDC services is subject to the unified clarifications under the Q&A and replies obtained from such Designated Numbers, rather than different replies which may be obtained from different officials from the MIIT or its local branches. The draft revised Telecom Catalogue did not come into effect until March 2016, when it was further revised to adapt to developments in the telecommunications industry. During such period, we closely followed legislative developments and conducted feasibility studies for restructuring our business. Based on the Q&A and our consultation with both the Designated Numbers and MIIT officials in 2014 and 2015, IDC services which did not utilize public telecommunications networks would also require an IDC license and that IDC services could only be provided by a holder of an IDC license, or a subsidiary of such holder, with the authorization of the holder.

        GDS Beijing obtained a cross-regional IDC license in November 2013, the scope of which now includes Shanghai, Suzhou, Beijing, Shenzhen, Chengdu, Guangzhou, Zhangjiakou, Langfang and Tianjin. In order to adapt to the new regulatory requirements and address pre-existing customer agreements, we converted GDS Suzhou into a domestic company wholly owned by GDS Beijing by acquiring all of the equity interests in GDS Suzhou from Further Success Limited, or FSL, a limited liability company established in the British Virgin Islands, in order to enable GDS Suzhou to provide IDC services with the authorization of GDS Beijing, and under the auspices of an IDC license held by GDS Beijing. The MIIT approved GDS Beijing's application to expand its IDC license coverage to include GDS Suzhou and Kunshan Wanyu Data Service Co., Ltd., or Kunshan Wanyu, so that they are now authorized to provide IDC services. As part of the VIE restructuring, we converted and changed the shareholding of Shanghai Waigaoqiao EDC Technology Co, Ltd., or EDC Shanghai Waigaoqiao, in the same way as GDS Suzhou, and the MIIT has approved GDS Beijing's application to expand its IDC license coverage to include EDC Shanghai Waigaoqiao so that EDC Shanghai Waigaoqiao is also authorized to provide IDC services, and the MIIT has approved GDS Beijing's application to expand its IDC license coverage to include Shenzhen Yaode. As the result of our newly completed acquisition of BJ10, BJ11 and BJ12, we have acquired all of the equity interests in Lanting (Beijing) Information Science and Technology Co., Ltd., or Lanting Information, which therefore has been converted into a foreign-invested company. The existing customer agreements of BJ10, BJ11 and BJ12 were entered into by Lanting Information as an IDC service provider before our acquisition. As part of the acquisition, Lanting Information canceled its IDC license prior to the closing and the relevant counterparties have recently completed the assignment of all of the rights and obligations of Lanting Information as the IDC service provider under these customer agreements to GDS Beijing as the IDC service provider. In addition, with regard to the other WFOEs that have not contributed substantial revenue, we are deliberating different measures to ensure that any business activity that may have to be conducted by IDC license holders will be conducted by our IDC license holders, which are our consolidated VIEs.

        However, there can be no assurance that our agreements signed before the completion of the VIE restructuring with any of our WFOEs as the service provider will not be deemed as

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historically non-compliant. Also, we cannot assure you that the fact that Lanting Information is the signing party of such agreements during the interim period from the cancellation date of its own IDC license to the completion date of the assignment of such agreements will not be deemed as historical non-compliance. If the MIIT regards us as existing in a state of non-compliance, penalties could potentially be assessed against us. It is possible that the amount of any such penalties may be several times more than the net revenue generated from these services. Our business, financial condition, expected growth and prospects would be materially and adversely affected if such penalties were to be assessed upon us. It is also possible that the PRC government may prohibit a non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

        We have learned that the MIIT will not approve any expansion of authorization by an IDC license holder to its subsidiary, and that it will not allow any such subsidiary of an IDC license holder to renew its current authorization in the future. Instead, the MIIT will require subsidiaries of IDC license holders to apply for their own IDC licenses. Although, to our knowledge, such policy is not supported by any published laws or regulations, we have been making efforts to comply with this regulatory development. GDS Suzhou has already obtained its own IDC license in May 2019. Beijing Wan Chang Yun and Shenzhen Yaode have obtained their own IDC license respectively in September and November 2019. The other subsidiaries of our VIEs currently plan to apply for their own IDC licenses in order to continually maintain authorizations to provide IDC services going forward. However, we cannot assure you that we will be able to obtain approvals from the MIIT for their own IDC Licenses in a timely manner or at all, or obtain approvals from the MIIT for an expansion of authorization from GDS Beijing under its IDC license to allow IDC services to be provided by the other subsidiaries of our VIEs, who rely on such authorizations and expansions to provide IDC services, or that we will be able to renew such authorizations and expansions in due course. Based on our experience with IDC license applications, we do not foresee any legal impediment for such subsidiaries to obtain their IDC licenses. In the unlikely event that such subsidiaries fail to obtain their IDC licenses, we plan to have such subsidiaries assign relevant customer agreements to GDS Beijing so that GDS Beijing will provide the IDC services under such customer agreements, as GDS Beijing's IDC license covers the locations and scope of IDC services provided by such subsidiaries. However, we will need to obtain customers' consent to the foregoing assignment, and there can be no assurance that we will be able to obtain such consents from customers before the authorization expires. If any of these situations occur, our business, financial condition, expected growth and prospects would be materially and adversely affected.

Some of our consolidated VIEs may be regarded as being non-compliant with the regulations on VATS, due to operating beyond the permitted scope of their IDC licenses.

        One of our consolidated VIEs, GDS Shanghai, obtained a regional IDC license for the Shanghai area in January 2012. Nevertheless, GDS Shanghai provided IDC services in cities outside of Shanghai, which were beyond the scope of its then-effective IDC license. GDS Shanghai upgraded its IDC license to a cross-regional license in April 2016, according to which GDS Shanghai is allowed to provide IDC services in Beijing, Shanghai, Suzhou, Shenzhen and Chengdu. A subsidiary of one of our consolidated VIEs, GDS Suzhou, was historically authorized to provide general IDC services under the auspices of an IDC license held by GDS Beijing but such authorization approved by MIIT did not include internet resources collaboration services.

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Nevertheless, GDS Suzhou signed agreements with clients to provide internet resources collaboration services. In 2018, we further expanded GDS Beijing's authorization to GDS Suzhou so that GDS Suzhou also was allowed to provide internet resources collaboration services. In addition, in 2016, 2017 and 2018, GDS Beijing and GDS Suzhou entered into IDC service agreements with relevant customers, according to which GDS Beijing and GDS Suzhou have been providing IDC services to their respective customers through third-party data centers in Tianjin. In 2017, GDS Beijing entered into an IDC services agreement with a certain customer, according to which GDS Beijing has been providing IDC services since 2018 in our three data centers located at Zhangjiakou, Hebei Province. However, GDS Beijing's IDC license and its authorization granted to GDS Suzhou have not included the Tianjin and Zhangjiakou areas until 2019, when GDS Beijing has upgraded its IDC license to cover the Zhangjiakou, Langfang and Tianjin areas, and GDS Suzhou has obtained its own IDC license whereby GDS Suzhou is also allowed to provide general IDC services in broad geographic scope including Tianjin and Zhangjiakou. However, although such approvals have been obtained, we cannot assure you that any agreements signed before GDS Beijing and GDS Suzhou obtained such approvals may not be deemed as historical non-compliance. If the MIIT regards GDS Shanghai, GDS Suzhou and GDS Beijing as being historically non-compliant, penalties which could be several times more than the net revenue generated from these services, could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected. It is also possible that the PRC government may prohibit a historically non-compliant entity from continuing to carry on its business, which would materially and adversely affect our results of operations, expected growth and prospects.

One of our subsidiaries, GDS (Hong Kong) Limited, entered into IDC service agreements with customers outside China, which may be regarded as non-compliance with the regulations on foreign investment restriction and VATS, by providing IDC service without qualification.

        In 2015 and 2016, GDS (Hong Kong) Limited, or GDS HK, which is one of our Hong Kong incorporated subsidiaries, entered into IDC service agreements with a few customers outside China, while the actual service provider was intended to be GDS Beijing or EDC Shanghai Waigaoqiao. These IDC service agreements may be regarded as non-compliant, because the law prohibits foreign entities providing IDC services in the PRC.

        We have amended all of our IDC service agreements to specify GDS Beijing or its subsidiaries as the contracting party for such agreements, so that such agreements are, in our belief, compliant. However, we cannot assure you that our IDC service agreements as amended will not be found to be non-compliant. If the MIIT regards such agreements as non-compliant, penalties could potentially be assessed against us, and as a result, our business, financial condition, expected growth and prospects would be materially and adversely affected.

We may fail to obtain, maintain and update licenses or permits necessary to conduct our operations in the PRC, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the VATS industry in the PRC.

        There can be no assurance that we will be able to maintain our existing licenses or permits necessary to provide our current IDC services in the PRC, renew any of them when their current term expires, or update existing licenses or obtain additional licenses necessary for our future business expansion. The failure to obtain, retain, renew or update any license or permit generally,

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and our IDC licenses in particular, could materially and adversely disrupt our business and future expansion plans.

        For example, the revised Telecom Catalogue came into effect in March 2016 in which the definition of the IDC business also covers the internet resources collaboration services business to reflect the developments in the telecommunications industry in China and covers cloud-based services. Also, in January 2017, the MIIT issued The Circular of the Ministry of Industry and Information Technology on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which an enterprise that obtained its IDC license prior to the implementation of the revised Telecom Catalogue and has actually carried out internet resources collaboration services shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecommunication business license by the end of 2017. The 2017 MIIT Circular also requires that companies providing IDC services shall not construct communication transmission facilities without permission. Although we have successfully expanded the scope of our IDC licenses to cover internet resources collaboration services, fixed network domestic data transmission services and domestic internet virtual private network services as required under the 2017 MIIT Circular, changes in the regulatory environment of this kind are potentially disruptive to our business as they may require us to modify the way we conduct our business in order to receive licenses or otherwise comply with such requirements. We may also be deemed in non-compliance for failure to update our operation licenses in a timely manner according to such new regulatory requirements. Any such changes could increase our compliance costs, divert management's attention or interfere with our ability to serve customers, any of which could harm our results of operations.

        In addition, if future PRC laws or regulations governing the VATS industry require that we obtain additional licenses or permits or update existing licenses in order to continue to provide our IDC services, there can be no assurance that we would be able to obtain such licenses or permits or update existing licenses in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected.

Third-party data center providers from whom we lease data center capacity on a wholesale basis may fail to maintain licenses and permits necessary to conduct their operations in the PRC, and our business may be materially and adversely affected.

        As of June 30, 2020, we operated an aggregate net floor area of 9,510 sqm that we lease on a wholesale basis from other data center providers, and which we refer to as our third-party data centers. There can be no assurance that the wholesale data center providers from whom we lease will be able to maintain their existing licenses or permits necessary to provide our current IDC services in the PRC or renew any of them when their current term expires. Their failure to obtain, retain or renew any license or permit generally, and their IDC licenses in particular, could materially and adversely disrupt our business.

        In addition, if any future PRC laws or regulations governing the VATS industry require that the wholesale data center providers from whom we lease obtain additional licenses or permits in order to continue to provide their IDC services, there can be no assurance that they would be able to obtain such licenses or permits in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects could be materially and adversely affected.

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        We cannot assure you that we will be able to relocate such operations to suitable alternative premises, and any such relocation may result in disruption to our business operations and thereby result in loss of earnings. We may also need to incur additional costs for the relocation of our operation. There is also no assurance that we will be able to effectively mitigate the possible adverse effects that may be caused by such disruption, loss or costs. Any of such disruption, loss or costs could materially and adversely affect our financial condition and results of operations.

Our failure to maintain our relationships with various cloud service providers may adversely affect our managed cloud services, and as a result, our business, operating results and financial condition.

        Our managed cloud services involve providing services to the customers of cloud service providers. If we do not maintain good relationships with cloud service providers, our business could be negatively affected. If these cloud service providers fail to perform as required under our agreements for any reason or suffer service level interruptions or other performance issues, or if our customers are less satisfied than expected with the services provided or results obtained, we may not realize the anticipated benefits of these relationships.

        Since our agreements with key cloud service providers in China are non-exclusive, these companies may decide in the future to partner with more of our competitors, develop in-house data center capabilities or terminate their agreements with us, any of which could adversely and materially affect our business expansion plan and expected growth.

We may not be able to keep up with rapidly changing technology, including our ability to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

        The markets for the data centers we own and operate, as well as certain of the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. As a result, the infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; (iii) new technology that permits higher levels of critical load and heat removal than our data centers are currently designed to provide; and (iv) an inability of the power supply to support new, updated or upgraded technology. In addition, the systems that connect our self-developed data centers, and in particular, our third-party data centers, to the internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When customers demand new processes or technologies, we may not be able to upgrade our data centers on a cost-effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient revenue to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data centers, including associated connectivity, could reduce revenue at our data centers and could have a material adverse effect on us. Furthermore, potential future regulations that apply to industries we serve may require customers in those industries to seek specific requirements from their data centers that we are unable to provide. If such regulations were adopted, we could lose customers or be unable to attract new customers in certain industries, which could have a material adverse effect on us.

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If we are unable to adapt to evolving technologies and customer demands in a timely and cost-effective manner, our ability to sustain and grow our business may suffer.

        To be successful, we must adapt to our rapidly changing market by continually improving the performance, features and reliability of our services and modifying our business strategies accordingly, which could cause us to incur substantial costs. We may not be able to adapt to changing technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business.

        In addition, new technologies have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies could render some or all of our services obsolete or unmarketable. We cannot guarantee that we will be able to identify the emergence of all of these new service alternatives successfully, modify our services accordingly, or develop and bring new services to market in a timely and cost-effective manner to address these changes. If and when we do identify the emergence of new service alternatives and introduce new services to market, those new services may need to be made available at lower profit margins than our then-current services. Failure to provide services to compete with new technologies or the obsolescence of our services could lead us to lose current and potential customers or could cause us to incur substantial costs, which would harm our operating results and financial condition. Our introduction of new alternative services that have lower price points than our current offerings may also result in our existing customers switching to the lower cost products, which could reduce our net revenue and have a material adverse effect on our results of operation.

We have limited ability to protect our intellectual property rights, and unauthorized parties may infringe upon or misappropriate our intellectual property.

        Our success depends in part upon our proprietary intellectual property rights, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our services. We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, non-disclosure agreements with our employees, customers and other relevant persons and other measures to protect our intellectual property, including our brand identity. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is common in China and enforcement of intellectual property rights by PRC regulatory agencies is inconsistent. As a result, litigation may be necessary to enforce our intellectual property rights. Litigation could result in substantial costs and diversion of our management's attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China's legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that we would be able to halt any unauthorized use of our intellectual property in China through litigation.

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We may be subject to third-party claims of intellectual property infringement.

        We derive most our revenues in China and use  , our figure trademark in a majority of our services. We have registered the figure trademark in China in several categories that cover our services areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of "GDS" as a trademark in several categories that cover our services areas; however, a third party has also registered the pure text of "GDS" as a trademark in certain IT-related services. As the services for which the third-party trademark is registered are also IT-related and could be construed as similar to ours in some respects, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, if we use the pure text of GDS (which we have not registered as a trademark with respect to all services we provide) as our trademark, we may be required to explore the possibility of acquiring this trademark or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional costs. In addition, we may be unaware of intellectual property registrations or applications that purport to relate to our services, which could give rise to potential infringement claims against us. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using trademark or technology containing the allegedly intellectual property. If we become liable to third parties for infringing upon their intellectual property rights, we could be required to pay a substantial damage award. We may also be subject to injunctions that require us to alter our processes or methodologies so as not to infringe upon a third party's intellectual property, which may not be technically or commercially feasible and may cause us to expend significant resources. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, could cause the diversion of management's attention and resources away from the operations of our business and could damage our reputation.

If our customers' proprietary intellectual property or confidential information is misappropriated or disclosed by us or our employees in violation of applicable laws and contractual agreements, we could be exposed to protracted and costly legal proceedings and lose clients.

        We and our employees are in some cases provided with access to our customers' proprietary intellectual property and confidential information, including technology, software products, business policies and plans, trade secrets and personal data. Many of our customer agreements require that we do not engage in the unauthorized use or disclosure of such intellectual property or information and that we will be required to indemnify our customers for any loss they may suffer as a result. We use security technologies and other methods to prevent employees from making unauthorized copies, or engaging in unauthorized use or unauthorized disclosure, of such intellectual property and confidential information. We also require our employees to enter into non-disclosure arrangements to limit access to and distribution of our customers' intellectual property and other confidential information as well as our own. However, the steps taken by us in this regard may not be adequate to safeguard our customers' intellectual property and confidential information. Moreover, most of our customer agreements do not include any limitation on our liability with respect to breaches of our obligation to keep the intellectual property or confidential information we receive from them confidential. In addition, we may not always be aware of intellectual property registrations or applications relating to source codes, software products or

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other intellectual property belonging to our customers. As a result, if our customers' proprietary rights are misappropriated by us or our employees, our customers may consider us liable for such act and seek damages and compensation from us.

        Assertions of infringement of intellectual property or misappropriation of confidential information against us, if successful, could have a material adverse effect on our business, financial condition and results of operations. Protracted litigation could also result in existing or potential customers deferring or limiting their purchase or use of our services until resolution of such litigation. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees.

We rely on third-party suppliers for key elements of our facilities, equipment, network infrastructure and software.

        We contract with third parties for the supply of facilities, equipment and hardware that we use in the provision of our services to our customers and that we sell to our customers in some cases. The loss of a significant supplier could delay expansion of the data center facilities that we operate, impact our ability to sell our services and hardware and increase our costs. If we are unable to purchase the hardware or obtain a license for the software that our services depend on, our business could be significantly and adversely affected. In addition, if our suppliers are unable to provide products that meet evolving industry standards or that are unable to effectively interoperate with other products or services that we use, then we may be unable to meet all or a portion of our customer service commitments, which could materially and adversely affect our results of operations.

We engage third-party contractors to carry out various services relating to our data center facilities.

        We engage third-party contractors to carry out various services relating to our data center facilities, including on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery. We endeavor to engage third-party companies with a strong reputation and proven track record, high-performance reliability and adequate financial resources. However, any such third-party contractor may still fail to provide satisfactory security services or quality outsourced labor, resulting in inappropriate access to our facilities or IT faults which, though non-critical, may cause poor service quality to customers.

We have expanded in the past and expect to continue to expand in the future through acquisitions of other companies, each of which may divert our management's attention, result in additional dilution to shareholders or use resources that are necessary to operate our business.

        In the past, we have grown our business through acquisitions and we expect to continue to evaluate and enter into discussions regarding potential strategic acquisition transactions and alliances to further expand our business, and, from time to time, we may have a number of pending investments and acquisitions that are subject to closing conditions. However, such pending acquisitions are subject to uncertainties and may not be completed due to failure to satisfy all closing conditions as a result of inaccuracy or breach of representations and warranties of, or non-compliance with covenants by, either party or other reasons. If we are presented with appropriate opportunities, we may acquire additional businesses, services, resources, or assets, including data centers, that are complementary to our core business. Our integration of the

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acquired entities or assets into our business may not be successful and may not enable us to generate the expected revenues or expand into new services, customer segments or operating locations as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of any acquired entities or assets into our operations could require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, litigation, corrupt practices of prior owners, problems with data center design or operation, or other issues not discovered in the due diligence process or addressed through acquisition agreements, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and customers as a result of our integration of new businesses.

        Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in the use of substantial amounts of our cash and cash equivalents, dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize, may be less beneficial, or may develop more slowly, than we expect. If we do not receive the benefits anticipated from these acquisitions and investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

The anticipated benefits of our joint ventures and strategic partnerships or future joint ventures or strategic partnerships may not be fully realized, or take longer to realize than expected.

        We have entered into onshore and offshore joint ventures with CPE Fund, SBCVC Fund VI, L.P., Elite Epic Holdings Limited, Shanghai Minghe Entrepreneurship and Investment Partnership (Limited Partnership) and other third-party partners, and have formed a strategic partnership with GIC. We may continue to evaluate and establish potential strategic joint ventures and strategic partnerships with other appropriate partners to further develop our business.

        We may not realize the anticipated benefits from these joint ventures and strategic partnerships. The success of these joint ventures and strategic partnerships will depend, in part, on the successful partnership between the relevant partner and us. Such a partnership is subject to the risks outlined below, and more generally, to the same types of business risks as would impact our business operations when pursued on a cooperative basis:

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  we may not have the right to exercise sole decision-making authority regarding the joint venture;

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  our partner may become bankrupt or fail to pay the relevant consideration for the cooperation with us;

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  •
  our partner's interests may not be aligned with our interests, our partner may have economic, tax or other business interests or goals which are inconsistent with our business interests or goals, and may take actions contrary to our policies or objectives;

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  our partner may take actions unrelated to our business agreement but which reflect adversely on us because of our joint venture;

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  changes in our customers' outsourcing strategy for data center services may hinder the purposes and prospects for our joint venture businesses and partnerships, and cause us to materially alter or terminate the joint venture arrangements or otherwise materially and adversely affect those aspects of our business;

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  changes in the terms of the arrangements of or termination of our joint venture projects may materially and adversely affect our ability to complete or operate the build-to-suit or other projects we are pursuing or contemplating through joint venture partnerships;

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  disputes between us and our partner may result in litigation or arbitration that would increase our expenses and prevent our management from focusing their time and effort on our business; and

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  we may in certain circumstances be liable for the actions of our partner or guarantee all or a portion of the joint venture's liabilities.

        A failure to successfully partner, or a failure to realize our expectations for the joint ventures, could materially impact our business, financial condition and results of operations.

The uncertain economic environment may have an adverse impact on our business and financial condition.

        The uncertain economic environment could have an adverse effect on our liquidity. While we believe we have a strong customer base, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base and reductions in their commitments to us. We may also be required to make allowances for doubtful accounts and our results would be negatively impacted. Our sales cycle could also be lengthened if customers reduce spending on, or delay decision-making with respect to, our services, which could adversely affect our revenue growth and our ability to recognize net revenue. We could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions. Finally, our ability to access the equity and debt capital markets may be severely restricted at a time when we would like, or need, to do so, especially during times of increased volatility in global financial markets and stock markets, which could limit our ability to raise funds through additional equity sales. Any inability to raise funds from capital markets generally, and equity capital markets in particular, could adversely affect our liquidity as well as hinder our ability to pursue additional strategic expansion opportunities, execute our business plans and maintain our desired level of revenue growth in the future.

A downturn in the PRC or global economy could reduce the demand for our services, which could materially and adversely affect our business and financial condition.

        The recovery since the economic downturns of 2008 and 2009 has been uneven and is facing new challenges. These include the United Kingdom's exit from the European Union, the outbreak

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of a trade war between the PRC and the United States, the imposition of additional tariffs on bilateral imports in 2018, 2019 and beyond, the slower growth of the PRC economy since 2012, as well as the outbreak and global spread of a novel strain of coronavirus, or COVID-19, in early 2020 and the severe deterioration of bilateral relations between the PRC and the United States in 2020, all of which have contributed to uncertainty about the global economy. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including those of the United States and the PRC. There have been concerns about the economic effects of rising tensions between the PRC and surrounding Asian countries. Economic conditions in the PRC are sensitive to global economic conditions. International conditions and any new or escalating trade war can lead to disruption in our supply chain and higher costs of capital expenditures. There also have been concerns over unrest across the globe, including in the Middle East, Africa and Hong Kong, which have contributed to volatility in financial and other markets. In particular, actual or perceived social unrest in Hong Kong, one of our Tier 1 markets, could result in service interruptions and data losses for our customers as well as equipment damage, which could significantly disrupt the normal business operations of our customers and reduce our net revenue.

        Any disruptions or continuing or worsening slowdown in the global economy or the PRC economy, whether as a result of the COVID-19 pandemic, trade conflicts, the deterioration of the U.S.-China relationship, or other reasons, could significantly impact and reduce domestic commercial activities in China, which may lead to decreased demand for our colocation or managed services and have a negative impact on our business, financial condition and results of operations. A decrease in economic activity, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China could have a material adverse effect on our customers' expenditures and, as a result, may also adversely affect our business, financial condition and results of operations. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet our liquidity needs. Any periods of continuing or worsening increased or heightened volatility in financial, equity and other markets, particularly due to investor concerns relating to the COVID-19 pandemic and the deterioration of the U.S.-China relationship, could limit our ability to raise funds, pursue further business expansion and maintain revenue growth. See "—The uncertain economic environment may have an adverse impact on our business and financial condition" above.

Our success depends to a substantial degree upon our senior management, including Mr. Huang, and key personnel, and our business operations may be negatively affected if we fail to attract and retain highly competent senior management.

        We depend to a significant degree on the continuous service of Mr. Huang, our founder, chairman and chief executive officer, and our experienced senior management team and other key personnel such as project managers and other middle management. If one or more members of our senior management team or key personnel resigns, it could disrupt our business operations and create uncertainty as we search for and integrate a replacement. If any member of our senior management leaves us to join a competitor or to form a competing company, any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. Additionally, there could be unauthorized

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disclosure or use of our technical knowledge, practices or procedures by such personnel. We have entered into employment agreements with our senior management and key personnel. We have also entered into confidentiality agreements with our personnel which contain nondisclosure covenants that survive indefinitely as to our trade secrets. Additionally, pursuant to these confidentiality agreements, any inventions and creations of our employees relating to the company's business that are completed within twelve months after termination of employment shall be transferred to the company without payment of consideration, and the employees shall assist the company in applying for corresponding patents or other rights. However, these employment agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce the confidentiality agreements we have with our personnel. In addition, we do not maintain key man life insurance for any of the senior members of our management team or our key personnel.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

        We believe our success depends on the efforts and talent of our employees, including data center design, construction management, operations, engineering, IT, risk management, and sales and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

        In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect to our business.

Our operating results may fluctuate, which could make our future results difficult to predict, and may fall below investor or analyst expectations.

        Our operating results may fluctuate due to a variety of factors, including many of the risks described in this section, which are outside of our control. You should not rely on our operating results for any prior periods as an indication of our future operating performance. Fluctuations in our net revenue can lead to even greater fluctuations in our operating results. Our budgeted expense levels depend in part on our expectations of long-term future net revenue. Given relatively large fixed cost of revenue for services, other than utility costs, any substantial adjustment to our costs to account for lower than expected levels of net revenue will be difficult. Consequently, if our net revenue does not meet projected levels, our operating performance will be negatively affected. If our net revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our ordinary shares and/or ADSs may decline.

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Declining fixed asset valuations could result in impairment charges, the determination of which involves a significant amount of judgment on our part. Any impairment charge could have a material adverse effect on us.

        We review our fixed assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indicators of impairment include, but are not limited to, a sustained significant decrease in the market price of or the cash flows expected to be derived from a property. A significant amount of judgment is involved in determining the presence of an indicator of impairment. If the total of the expected undiscounted future cash flows is less than the carrying amount of a property on our balance sheet, a loss is recognized for the difference between the fair value and carrying value of the asset. The evaluation of anticipated cash flows requires a significant amount of judgment regarding assumptions that could differ materially from actual results in future periods, including assumptions regarding future occupancy, contract rates and estimated costs to service the contracts. Any impairment charge could have a material adverse effect on us.

We may fail to acquire land use rights according to our investment and framework agreements and failure to commence or resume development of land that we have been granted right to use within the required timeframe or to fulfill the investment commitments under the land use right grant contracts and/or investment/framework agreements may cause us to lose such land use rights and subject us to liabilities under land use right grant contracts and investment/framework agreements.

        We have entered into, and may enter into additional, binding investment and framework agreements to reserve or acquire land use rights. The reservation or acquisition of land use rights under such investment and framework agreements are usually subject to certain grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures, and we cannot assure you that all these grant conditions will be satisfied or that ultimately we will be able to enter into the land use right grant contract, or that we will indeed acquire the land use right under the relevant investment and framework agreement.

        Contracts for the grant of land use rights and some of the investment/framework agreements that we have entered into with the local governments as well as PRC regulations provide for the timeframe within which we are obligated to carry out the construction projects on the land parcels under these contracts and/or agreements. According to the relevant PRC regulations, the PRC government may impose an "idle land fee" equal to 20% of the land fees on land use if the relevant construction land has been identified as "idle land." The construction land may be identified as "idle land" under any of the following circumstances: (i) where development of and construction on the land fails to commence for more than one year from the construction commencement date prescribed in the land grant contract; or (ii) the development and construction on the land have commenced but have been suspended when the area of the developed land is less than one-third of the total area to be developed or the invested amount is less than 25% of the total amount of investment, and the suspension of development attains for one year. Furthermore, the PRC government has the authority to confiscate any land without compensation if the construction does not commence within two years after the construction commencement date specified in the land grant contract, unless the delay is caused by force majeure, governmental action or preliminary work necessary for the commencement of construction. In addition, these contracts and agreements usually provide for certain investment commitments (such as total investment amount and amount of revenues and taxes generated by

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the investment projects on the land parcels). We may lose the land use rights and be subject to other liabilities under the land use right grant contracts and the investment/framework agreements if we fail to commence or resume development of land that we have been granted right to use within the required timeframe or to fulfill the investment commitments under the land use right grant contracts and/or investment/framework agreements.

        For example, we have two parcels of land, one in Chengdu and one in Kunshan, over which we have obtained land use rights, but which may be treated as "idle land" by the respective local government authorities. We suspended the development of one parcel of land in Chengdu after completion of the construction of the then existing buildings thereon in November 2010, and upon such suspension, the area of the developed land was less than one third of the total land area. The development of one parcel of land in Kunshan was not timely commenced before the December 2012 deadline. We have received approvals from the local government authorities to commence construction on the rest of such land parcel in Chengdu and the parcel of land in Kunshan, respectively, and we commenced construction after receiving such approvals. As of October 14, 2020, we have completed the construction on the parcel in Kunshan, and made progress in construction on the parcel in Chengdu. Our PRC legal counsel, based on their consultation with the local authorities, has advised us that it is unlikely the local authorities will order penalties against us or require us to forfeit the relevant land by invoking the laws and regulations in relation to "idle land" or for breach of relevant land use right grant contracts and/or the investment/framework agreements.

        We have not been subject to any penalties or required to forfeit any land as a result of failing to commence or resume development or fulfill the relevant investment commitments we made pursuant to the relevant land grant contracts and/or the investment/framework agreements. However, we cannot assure you that we will not be subject to penalties as a result of any failure to commence development or fulfill our investment commitments in accordance with the relevant land grant contracts and/or the investment/framework agreements in the future. If this occurs, our financial condition and results of operations could be materially and adversely affected.

We may experience impairment of goodwill in connection with our acquisition of entities.

        We are required to perform an annual goodwill impairment test. As of June 30, 2020, we carried RMB2,409.3 million (US$341.0 million) of goodwill on our balance sheet. However, goodwill can become impaired. We test goodwill for impairment annually or more frequently if events or changes in circumstances indicate possible impairment, but the fair value estimates involved require a significant amount of difficult judgment and assumptions. We may not achieve the anticipated benefits of the acquisitions, which may result in the need to recognize impairment of some or all of the goodwill we recorded.

We are subject to anti-corruption laws of China and Hong Kong as well as the U.S. Foreign Corrupt Practices Act. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

        We operate our business in China and Hong Kong and are thus subject to PRC and Hong Kong laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to

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non-government entities or individuals. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws. Our existing policies prohibit any such conduct and we have implemented and conducted additional policies and procedures designed, and providing training, to ensure that we, our employees, business partners and other third parties comply with PRC anti-corruption laws and regulations, the FCPA and other anti-corruption laws to which we are subject. There is, however, no assurance that such policies or procedures will work effectively all the time or protect us against liability under the FCPA or other anti-corruption laws. There is no assurance that our employees, business partners and other third parties would always obey our policies and procedures. Further, there is discretion and interpretation in connection with the implementation of PRC anti-corruption laws. We could be held liable for actions taken by our employees, business partners and other third parties with respect to our business or any businesses that we may acquire. We operate in the data center services industry in China and generally purchase our colocation facilities and telecommunications resources from state or government-owned enterprises and sell our services domestically to customers that include state or government-owned enterprises or government ministries, departments and agencies. This puts us in frequent contact with persons who may be considered "foreign officials" under the FCPA, resulting in an elevated risk of potential FCPA violations. If we are found not to be in compliance with PRC anti-corruption laws, the FCPA and other applicable anti-corruption laws governing the conduct of business with government entities, officials or other business counterparties, we may be subject to criminal, administrative, and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by U.S., Chinese or Hong Kong authorities or the authorities of any other foreign jurisdictions, could adversely impact our reputation, cause us to lose customer sales and access to colocation facilities and telecommunications resources, and lead to other adverse impacts on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

        On May 12, 2008 and April 14, 2010, severe earthquakes hit part of Sichuan Province in southwestern China and part of Qinghai Province in western China, respectively, resulting in significant casualties and property damage. While we did not suffer any loss or experience any significant increase in cost resulting from these earthquakes, if a similar disaster were to occur in the future that affected our Tier 1 markets or another city where we have data centers or are in the process of developing data centers, our operations could be materially and adversely affected due to loss of personnel and damages to property. In addition, a similar disaster affecting a larger, more developed area could also cause an increase in our costs resulting from the efforts to resurvey the affected area. Even if we are not directly affected, such a disaster could affect the operations or financial condition of our customers and suppliers, which could harm our results of operations.

        In addition, our business could be materially and adversely affected by other natural disasters, such as snowstorms, typhoon, fires or floods, the outbreak of a widespread health epidemic or

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pandemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. If any of our employees is suspected of having contracted any contagious disease, we may under certain circumstances be required to quarantine such employees and the affected areas of our premises. Therefore, we may have to temporarily suspend part of or all of our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in temporary closure of our offices or prevent us and our customers from traveling. Such closures could severely disrupt our business operations and adversely affect our results of operations.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

        We are subject to the reporting requirements of the U.S. Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our year ended December 31, 2017, we have been obligated to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, as of December 31, 2018, we ceased to be an "emerging growth company" as the term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This has required and will continue to require us to incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We continue to enhance our accounting personnel and other resources to address our internal controls and procedures. We also continuously enhance our accounting procedures and internal controls.

        In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

        If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our ordinary shares and/or ADSs could decline and we could be subject to sanctions or investigations by the SEC, Nasdaq, or other regulatory authorities.

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Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        The PRC government regulates telecommunications-related businesses through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership of PRC companies that engage in telecommunications-related businesses. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any PRC company engaging in value-added telecommunications businesses, with certain exceptions relating to certain categories which do not apply to us. Any such foreign investor must also have experience and a good track record in providing VATS overseas.

        Because we are a Cayman Islands company, we are classified as a foreign enterprise under PRC laws and regulations, and our wholly owned PRC subsidiaries or PRC joint ventures, GDS Investment Company, Shanghai Yungang EDC Technology Co., Ltd., Shanghai Wanshu Data Technology Co., Ltd., Shanghai Shuchang Data Science & Technology Co., Ltd., Shanghai Puchang Data Science & Technology Co., Ltd., Shanghai Shuyao Digital Technology Development Co., Ltd., Shanghai Lingying Data Technology Co., Ltd., Shanghai Shuge Data Technology Co., Ltd., Shanghai Shulan Data Science and Technology Co. Ltd., Shanghai Fengtu Data Science & Technology Co. Ltd., Shanghai Jingyao Network Technology Co., Ltd., Beijing Hengpu'an Data Technology Development Co., Ltd., Beijing Wanguo Shu'an Science & Technology Development Co., Ltd., Beijing Hengchang Data Science & Technology Development Co., Ltd., Shou Xin Yun (Beijing) Science & Technology Co., Ltd., Beijing Wan Qing Teng Science & Technology Co., Ltd., Beijing Wan Teng Yun Science & Technology Co., Ltd., Beijing Hua Wei Yun Science & Technology Co., Ltd., Shou Rong Yun (Beijing) Science & Technology Co., Ltd., EDC Technology (Kunshan) Co., Ltd., Guojin Technology (Kunshan) Co., Ltd., Jiangsu Wan Guo Xing Tu Data Services Co., Ltd., Shenzhen Yungang EDC Technology Co., Ltd., Shenzhen Pingshan New Area Global Data Science & Technology Development Co., Ltd., Wan Qing Teng Data (Shenzhen) Co., Ltd., Shenzhen Qian Hai Wan Chang Technology Services Co., Ltd., Guangzhou Shi Wan Guo Yun Lan Data Technology Co., Ltd., Guangzhou Wanxu Technology Services Co., Ltd., Shenzhen Anda Data Science & Technology Development Co., Ltd., Heyuan Teng Wei Yun Science & Technology Co., Ltd., EDC (Chengdu) Industry Co., Ltd., Wulanchabu Wanguo Yuntu Data Services Co. Ltd., Zhangjiakou Yunhong Data & Technology Co., Ltd., Guangzhou Wanzhuo Data & Technology Co., Ltd., Shenzhen Miao Chuang Yun Science & Technology Co., Ltd., Shenzhen Zhanfeng Shiye Development Co., Ltd., Langfang Wanguo Yunxin Data Science & Technology Co., Ltd., Langfang Yunchen Data Science & Technology Co., Ltd., Langfang Shucheng Data Science & Technology Co., Ltd., Changshu Wanguo Yunfeng Data Science & Technology Co., Ltd., Shufeng (Shanghai) Data Science & Technology Co., Ltd., Chongqing Wanguo Hongtong Data Science & Technology Co., Ltd., Langfang Yunhan Data Science & Technology Co., Ltd., Nantong Wanguo Yunjin Data Science & Technology Co., Ltd., Nantong Wanguo Yunqi Data Science & Technology Co., Ltd., Wulanchabu Wanguo Lantu Data Science & Technology Co., Ltd., Beijing Hanlin Energy Science & Technology Co., Ltd., Beijing Xingyu Data Science & Technology Co., Ltd., Shanghai Fengqing Data Science & Technology Co., Ltd., Shanghai Ruiqing Data Science & Technology Co., Ltd., Heyuan Wanguo

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Haitong Data Science & Technology Co., Ltd., Wulanchabu Wanguo Haocheng Data Science & Technology Co., Ltd., Wulanchabu Wanguo Hanjin Data Science & Technology Co., Ltd., Guangzhou Yinwu Data Science & Technology Co., Ltd., Huizhou Jiacheng Information, Communications & Technology Co., Ltd., Langfang Anyu Data Science & Technology Co., Ltd., Langfang Tianhong Data Science & Technology Co., Ltd., Langfang Yingshan Data Science & Technology Co., Ltd., Chengdu Wanguo Yuntian Data Science & Technology Co., Ltd., Kunshan Shuming Data Science & Technology Co., Ltd., Kunshan Bangchen Data Science & Technology Co., Ltd., Beijing Yize Data Science & Technology Co., Ltd., Beijing Linze Data Science & Technology Co., Ltd., Shanghai Jingshuo Data Science & Technology Co., Ltd., Fenghe Warehouse (Shanghai) Co., Ltd., Langfang Tiansheng Data Science & Technology Co., Ltd., Shenzhen Anchen Data Science & Technology Co., Ltd., Nantong Wanguo Haihong Data Science & Technology Co., Ltd., Shanghai Qingming Data Science & Technology Co., Ltd., Wulanchabu Sihong Data Science & Technology Co., Ltd., Heyuan Hengtai Data Science & Technology Co., Ltd., Nantong Yunyao Data Science & Technology Co., Ltd., Nantong Yunxi Data Science & Technology Co., Ltd., Wulanchabu Hongding Data Science & Technology Co., Ltd., Shenzhen Heming Data Science & Technology Co., Ltd., Lanting Information, Langfang Cloud Base Science & Technology Co., Ltd., Lanting Xuntong (Beijing) Science and Technology Co., Ltd., Huailai Yutang Data Science & Technology Co., Ltd., Langfang Senhong Data Science & Technology Co., Ltd., Jiangsu Yunyuhao Construction Engineering Co., Ltd., Tenglong IoT (Beijing) Data Science and Technology Co., Ltd., Beijing Yeke Nano Science and Technology Co., Ltd, Kunshan Wantuo Electronic & Technology Co., Ltd., Shenzhen Zeyun Data Science & Technology Co., Ltd., Beijing Langyuan Data Science and Technology Co., Ltd., Langfang Zhouyu Electronic & Technology Co., Ltd., Langfang Senkai Data Science & Technology Co., Ltd. and Huizhou Jiaheng Data Science & Technology Co., Ltd. are foreign-invested enterprises, or their subsidiaries. To comply with PRC laws and regulations, we conduct our business in China through contractual arrangements with our consolidated variable interest entities and their shareholders. These contractual arrangements provide us with effective control over our consolidated VIEs, namely Management HoldCo, GDS Shanghai, GDS Beijing and its subsidiaries, and enable us to receive substantially all of the economic benefits of our consolidated VIEs in consideration for the services provided by our wholly-owned PRC subsidiaries, and have an exclusive option to purchase all of the equity interest in our consolidated VIEs when permissible under PRC laws.

        We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, the telecommunications circular described above and the Telecommunications Regulations of the People's Republic of China, or the Telecommunications Regulations, and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government, such as the MIIT, or other authorities that regulate providers of data center service and other participants in the telecommunications industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be

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adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

        If our corporate and contractual structure is deemed by the MIIT, MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements as interpreted by such authorities. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate and contractual structure is found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

  •
  revoking our business and operating licenses;

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  levying fines on us;

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  confiscating any of our income that they deem to be obtained through illegal operations;

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  shutting down a portion or all of our networks and servers;

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  discontinuing or restricting our operations in China;

  •
  imposing conditions or requirements with which we may not be able to comply;

  •
  requiring us to restructure our corporate and contractual structure;

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  restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC consolidated VIEs' business and operations; and

  •
  taking other regulatory or enforcement actions that could be harmful to our business.

        Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements.

        See "—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations." Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our consolidated VIEs or our right to receive their economic benefits, we would no longer be able to consolidate in our consolidated financial statements such VIEs. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or our consolidated VIEs or their subsidiaries. For 2017, 2018 and 2019, and for the six months ended June 30, 2020, our consolidated VIEs contributed 91.0%, 97.2%, 97.4% and 96.4%, respectively, of our total net revenue.

Our contractual arrangements with our consolidated VIEs may result in adverse tax consequences to us.

        We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with our consolidated VIEs were not made on an arm's length basis and adjust our income and expenses for PRC tax purposes by requiring a transfer pricing adjustment. A transfer pricing adjustment could adversely affect us by (i) increasing the tax

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liabilities of our consolidated VIEs without reducing the tax liability of our subsidiaries, which could further result in late payment fees and other penalties to our consolidated VIEs for underpaid taxes; or (ii) limiting the ability of our consolidated VIEs to obtain or maintain preferential tax treatments and other financial incentives.

We rely on contractual arrangements with our consolidated VIEs and their shareholders for our China operations, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

        We rely on contractual arrangements with our consolidated VIEs and their shareholders to operate our business in China. The shareholders of GDS Beijing and GDS Shanghai were Mr. Huang, our founder, chairman and chief executive officer, and his relative. In order to further improve our control over our variable interest entities, reduce key man risks associated with having certain individuals be the equity holders of the variable interest entities, and address the uncertainty resulting from any potential disputes between us and the individual equity holders of the variable interest entities that may arise, we have completed enhancing the structure of our variable interest entities and certain other variable interest entities, or the VIE Enhancement. As part of the VIE Enhancement, the entire equity interests of GDS Beijing and GDS Shanghai have been transferred from Mr. Huang and his relative to a newly established holding company, Management HoldCo. The entire equity interest in Management HoldCo is held by a number of management personnel designated by our board of directors. In conjunction with the transfer of legal ownership, GDS Investment Company, one of our subsidiaries, entered into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the previous contractual arrangements with GDS Beijing and GDS Shanghai on substantially the same terms under such previous contractual arrangements. We also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing, and certain subsidiaries of GDS Beijing and GDS Shanghai.

        In 2017, 2018 and 2019 and the six months ended June 30, 2020, 91.0%, 97.2%, 97.4% and 96.4%, of our total net revenue, respectively, were attributed to our consolidated VIEs. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. If our consolidated VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by our consolidated VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in our consolidated VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be

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interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIEs, and our ability to conduct our business and our financial condition and results of operation may be materially and adversely affected. See "—Risks Related to Doing Business in the People's Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations."

The individual management shareholders of our Management HoldCo may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        In connection with our operations in China, we rely on the individual management shareholders of our Management HoldCo to abide by the obligations under such contractual arrangements. In particular, GDS Beijing and GDS Shanghai are wholly-owned by Management HoldCo, which is in turn owned by five individual management shareholders designated by our board, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network business) (together referred as "Individual Management Shareholders"). The interests of such Individual Management Shareholders in their individual capacities as the shareholders of Management HoldCo may differ from the interests of our company as a whole, as what is in the best interests of Management HoldCo, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our consolidated VIEs to breach or refuse to renew the existing contractual arrangements with us.

        Currently, we do not have arrangements to address potential conflicts of interest the Individual Management Shareholders may encounter; provided that we could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in Management HoldCo to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of Management HoldCo as provided under the shareholder voting rights proxy agreements, directly appoint new directors of Management HoldCo. We rely on the shareholders of our consolidated VIEs to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the Cayman Islands, which provide that directors and executive officers have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us

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and the shareholders of our consolidated VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

        In order to enhance corporate governance and facilitate administration of its VIEs, we have also replaced the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. Mr. Huang acts as the chairman of the boards of directors of Management HoldCo, GDS Investment Company, GDS Beijing and certain subsidiaries of GDS Beijing and GDS Shanghai. Other management members of us and board appointees serve as directors and officers of Management HoldCo, GDS Investment Company, GDS Beijing and certain subsidiaries of GDS Beijing and GDS Shanghai. These enhancements to the corporate governance and management of our VIEs may help to mitigate some of the conflict of interest and other risks detailed above; however, we cannot assure you that the enhancements will be effective in preventing or mitigating such risks.

Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ordinary shares and/or ADSs and materially reduce the value of your investment.

        Our amended articles of association provide that Class B ordinary shares are entitled to 20 votes per ordinary share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors. Mr. Huang beneficially owns 100% of the Class B ordinary shares issued and outstanding, and any additional Class A ordinary shares which Mr. Huang directly or indirectly acquires may be converted into Class B ordinary shares. In addition, for so long as there are Class B ordinary shares outstanding, the Class B shareholders are entitled (i) to nominate one less than a simple majority, or five, of our directors, and (ii) to have 20 votes per ordinary share with respect to the election and removal of a simple majority, or six, of our directors. In addition, our amended articles of association provide that STT GDC (a wholly owned subsidiary of STT Communications Ltd., or STTC, which is in turn a wholly owned subsidiary of ST Telemedia), has the right to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital. Such appointments will not be subject to a vote by our shareholders.

        Furthermore, as of October 14, 2020, two of our principal shareholders—STT GDC and Mr. Huang, our founder, chairman and chief executive officer—beneficially owned approximately 37.7% of our outstanding Class A ordinary shares and 100% of our outstanding Class B ordinary shares, respectively. On matters where Class A and Class B ordinary shares vote on a 1:1 basis, STT GDC exercises 33.8% of the aggregate voting power. On matters where Class A and Class B ordinary shares vote on a 1:20 basis, Mr. Huang exercises 52.9% of the aggregate voting power.

        As a result of these appointment rights, nomination rights, dual-class ordinary share structure and ownership concentration, these shareholders have the ability to control or exert significant

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influence over important corporate matters, investors may be prevented from affecting important corporate matters involving our company that require approval of shareholders, including:

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  the composition of our board of directors and, through it, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

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  any determinations with respect to mergers or other business combinations;

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  our disposition of substantially all of our assets; and

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  any change in control.

        These actions may be taken even if they are opposed by our other shareholders, including the holders of our ordinary shares and/or ADSs. We have granted special rights to STT GDC and certain of our other shareholders. The rights granted to STT GDC include an anti-dilution right, directors' appointment rights, right to requisition an extraordinary general meeting, committee rights, registration rights and information rights, which enable STT GDC to maintain its significant shareholding in and influence over our Company. In particular, STT GDC's anti-dilution right entitles it to subscribe for up to a 35% pro rata ordinary share of future issuances of equity or equity linked securities by our Company any time within 18 months following June 26, 2020. We have also granted registration rights to certain other shareholders, including STT GDC, Hillhouse Capital and PA Goldilocks Limited, an affiliate of China Ping An Insurance Overseas (Holdings) Limited (a subsidiary of Ping An Insurance (Group) Company of China). If any shareholders exercise their registration rights, we will incur costs and be required to divert management attention and resources associated with facilitating the registration of their ordinary shares. We have also granted Ping An Overseas Holdings the right to designate an observor to join meetings of our board of directors, subject to maintaining its shareholders at or above a specified percentage threshold.

        Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and reducing the price of the ordinary shares and/or ADSs. As a result of the foregoing, the value of your investment could be materially reduced.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

        We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use

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contract chops for executing leases and commercial, contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of corporate chops and contract chops must be approved by our legal department and administrative department, and use of finance chops must be approved by our finance department. The chops of our subsidiaries and consolidated VIEs are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and consolidated VIEs have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and consolidated VIEs, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and consolidated VIEs with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted 2019 PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        On March 15, 2019, the National People's Congress adopted the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The 2019 PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with

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prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the 2019 PRC Foreign Investment Law adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means." It leaves leeway for future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

        Furthermore, if future legislations mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

Risks Related to Doing Business in the People's Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

        Substantially all of our operations are conducted in the PRC and a substantial majority of our net revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

        The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China's economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

        While the PRC economy has experienced significant growth in the past three decades, such growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax

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regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

        Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and consolidated VIEs are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

        Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Our business operations are extensively impacted by the policies and regulations of the PRC government. Any policy or regulatory change may cause us to incur significant compliance costs.

        We are subject to extensive national, provincial and local governmental regulations, policies and controls. Central governmental authorities and provincial and local authorities and agencies regulate many aspects of Chinese industries, including, among others and in addition to specific industry-related regulations, the following aspects:

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  construction or development of new data centers or renovation, rebuilding or expansion of existing data centers;

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  •
  banking regulations, as a result of the colocation services we provide to banks and financial institutions, including regulations governing the use of subcontractors in the management and maintenance of facilities;

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  environmental protection laws and regulations;

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  security laws and regulations;

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  establishment of or changes in shareholder of foreign investment enterprises;

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  foreign exchange;

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  taxes, duties and fees;

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  customs;

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  land planning and land use rights;

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  energy conservation and emission reduction; and

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  cyber security and information protection laws and regulations, including the Cyber Security Law of the People's Republic of China, or the Cyber Security Law, and the Administrative Measures for the Graded Protection of Information Security.

        The liabilities, costs, obligations and requirements associated with these laws and regulations may be material, may delay the commencement of operations at our new data centers or cause interruptions to our operations. Failure to comply with the relevant laws and regulations in our operations may result in various penalties, including, among others the suspension of our operations and thus adversely and materially affect our business, prospects, financial condition and results of operations. While we have endeavored to comply with the relevant laws and regulations in the development and operation of our data centers, we may incur additional costs in order to fulfill such requirements, and we cannot assure you that we have complied with, or will comply with the requirements of all relevant laws and regulations (including obtaining of all relevant approvals required for the development and operation of data centers). Additionally, there can be no assurance that the relevant government agencies will not change such laws or regulations or impose additional or more stringent laws or regulations, and we cannot assure you that we will comply with the requirements of all new laws and regulations. For example, the passage of the PRC Civil Code on May 28, 2020 by the National People's Congress, which will become effective on January 2021, will abolish among other laws, the General Provisions of the PRC Civil Law, the PRC Marriage Law, the PRC Guarantee Law, the PRC Contract Law, the PRC Property Law and the PRC Tort Liability Law. It remains to be seen how the PRC Civil Code will be implemented and enforced in practice. Compliance with such laws or regulations may require us to incur material capital expenditures or other obligations or liabilities.

        Additionally, the Cyber Security Law came into effect on June 1, 2017, which provides certain rules and requirements applicable to network service providers in China. The Cyber Security Law requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management through taking technical and other necessary measures as required by laws and regulations to safeguard the operation of networks, responding to network security effectively, preventing illegal and criminal activities, and maintaining the integrity and confidentiality and usability of network data. In addition, the Cyber Security Law imposes certain requirements on network operators of critical information

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infrastructure. For example, network operators of critical information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cyber Security Law. However, the Cyber Security Law still leaves a series of gaps to be filled due to the complex and sensitive nature of this regulatory area. While the Cyber Security law sets out a broad set of principles, certain key terms and clauses are uncertain and ambiguous, which appear intended to be clarified through a series of laws, implementing regulations and guidelines to be issued by relevant authorities. For example, data security laws and implementing regulations dealing with "personal information protection," "security assessment of cross-border transfer of personal information and important data" and "protection of critical information infrastructure (CII)" are being formulated. Currently, the Cyber Security Law has not directly impacted our operations, but in light of rapid advances in its implementation, we believe the implementation of the Cyber Security Law involves potential risks to our business because we may be deemed as the network operator of critical information infrastructure thereunder. We are in the process of formulating internal rules to comply with the requirements under the Cyber Security Law, including without limitation, the appointment of designated personnel in charge of data protection, the formation of cyber security committee, the release of privacy protection polices and trainings in relation to the transferring of confidential documentation. However, we cannot assure you that the measures we have taken or will take are adequate under the Cyber Security Law, and we may be held liable in the event of any breach of the relevant requirements under the Cyber Security Law or other relevant laws and regulations. We may also be held liable in the event of any breach of general clauses on our compliance with such statutory requirements as well as some other specific requirements related to data protection under the relevant customer contracts. If further changes in our business practices are required under China's evolving regulatory framework for the protection of information in cyberspace, our business, financial condition and results of operations may be adversely affected.

The approval of the CSRC, may be required under a PRC regulation. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

        On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the SASAC, the State Administration of Taxation, or the STA, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle's securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

        While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, King & Wood Mallesons, that the CSRC approval was not required in the context of our initial public offering or follow-on public offerings because we had not acquired any equity interests or assets of a PRC company owned by its Controlling Shareholders or beneficial

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owners who are PRC companies or individuals, as such terms are defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory body subsequently determines that its approval was needed for our initial public offering or follow-on public offerings or such approval is needed for any future offerings, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares and/or ADSs.

        The regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

        SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as "SAFE Circular 75" promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, ordinary share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on

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Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

        Mr. Huang has completed the initial SAFE registration pursuant to SAFE Circular 75 in 2012, and is in the process of applying for amendment of such registration. We have notified substantial beneficial owners of ordinary shares who we know are PRC residents of their filing obligation. Nevertheless, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our Share Incentive Plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who were granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company became an overseas listed company. Since our company became an overseas listed company upon completion of our initial public offering, we and directors, executive officers and other employees of our PRC subsidiaries and consolidated VIEs and who have been granted options have been subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, or SAFE Circular 7, according to which, among others, employees, directors, supervisors and other management members of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. One of our subsidiaries, as the domestic qualified agent, has completed the registration under SAFE Circular 7 for our share incentive plans and we are making efforts to comply with these requirements stipulated in SAFE Circular 7. Failure to complete the SAFE registrations or meet other requirements may subject relevant participants in our share incentive plans to fines and legal sanctions and may also limit the ability to make

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payment under our share incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC laws.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

        There are significant legal and other obstacles in China to providing information needed for regulatory investigations or litigation initiated by regulators outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States involves uncertainty. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The enforcement of the Labor Contract Law of the People's Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

        On June 29, 2007, the SCNPC enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in

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connection with labor disputes or investigations, our business and financial condition may be adversely affected.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

        We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the consolidated VIEs, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the consolidated VIEs incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

        Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. As of June 30, 2020, the restricted net assets were RMB8,437.7 million (US$1,194.3 million), which mainly consisted of paid-in registered capital. Our subsidiaries did not have any significant retained earnings available for distribution in the form of dividends as of June 30, 2020. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary.

        Limitations on the ability of VIEs to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

        In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transactions, banks shall check board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting any profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of their sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with any outbound investment.

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We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

        Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with "de facto management bodies" located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. "De facto management body" refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued the Notice Regarding the Determination of Chinese-controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or STA Circular 82, on April 22, 2009. STA Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore-incorporated enterprise is located in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in STA Circular 82 may reflect the STA general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

        We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor 's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold no less than 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends.

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Dividends payable to our foreign investors and gains on the sale of our ordinary shares and/or ADSs by our foreign investors may become subject to PRC tax.

        Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ordinary shares and/or ADSs by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares and ADSs, and any gain realized from the transfer of our ordinary shares and ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares and/or ADSs by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of our ordinary shares and/or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ordinary shares and/or ADSs by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our ordinary shares and/or ADSs may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

        On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the STA, on December 10, 2009. Pursuant to STA Bulletin 7, an "indirect transfer" of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Bulletin 7, "PRC taxable assets" include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a "reasonable commercial purpose" of the transaction arrangement, features to be taken into consideration include: whether the main value

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of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of ordinary shares by investors through a public stock exchange where such ordinary shares were acquired from a transaction through a public stock exchange.

        On October 17, 2017, the STA issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or STA Circular 37. STA Circular 37 supersedes Circular 698 in its entirety, and amends certain provisions in STA Bulletin 7, but does not touch upon other provisions of STA Bulletin 7, which remain in full force. STA Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amounts and the date of occurrence of the withholding obligation. Specifically, STA Circular 37 provides that where the transfer income subject to withholding at its source is derived by a non-PRC resident enterprise by way of instalments, the instalments may first be treated as recovery of costs of previous investments; upon recovery of all costs, the tax amount to be withheld shall then be computed and withheld.

        There is uncertainty as to the application of STA Bulletin 7 and STA Circular 37. STA Bulletin 7 and STA Circular 37 may be determined by the tax authorities to be applicable to our historical or future offshore restructuring transactions or sale of our ordinary shares or ADSs or those of our offshore subsidiaries, with non-resident enterprises being the transferors. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in such transactions. For transfers of our ordinary shares or ADSs by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist with filings under STA Bulletin 7 and STA Circular 37. For example, in the past, we acquired EDC Holding Limited, or EDC Holding, by issuing shares of GDS Holdings, to its shareholders in exchange for all of the outstanding shares of EDC Holding that were not held by us then. In addition, certain of our direct and indirect shareholders transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held ordinary shares in us. As a result, the transferors and transferees in these transactions, including us may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries

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may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with STA Bulletin 7 and STA Circular 37 or to establish that we and our non-resident enterprises should not be taxed under STA Bulletin 7 and STA Circular 37, for our previous and future restructuring or disposal of ordinary shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our net revenue effectively.

        Substantially all of our net revenue is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but not under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or consolidated VIEs. Currently, certain of our PRC subsidiaries, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since a significant amount of our future net revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize net revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and/or ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our subsidiaries and consolidated VIEs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future or what impact this will have on our results of operations.

        Substantially all of our net revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ordinary shares and/or ADSs in U.S. dollars.

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Our audit reports are prepared by auditors in China who are not currently inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties. If proposed legislation addressing this issue is enacted into law, it could lead to prohibition on trading in and the listing of our securities in the United States.

        As auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, our independent registered accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in, and organized under the laws of, the Peoples' Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

        On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On November 4, 2019, the SEC announced that the SEC and the PCAOB had dialogue with the "Big Four" accounting firms, which emphasized the need for effective and consistent global firm oversight of member firms, including those operating in China. On February 19, 2020, the SEC and the PCAOB further issued a joint statement on continued dialogue with the "Big Four" accounting firms on audit quality in China, highlighting that the PCAOB continues to be prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse in comparison to U.S. domestic companies, and stressing again the PCAOB's inability to inspect audit work papers in China and the potential resulting harm to investors. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

        In addition, proposed legislation, including the Equitable Act (Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges) and certain other newly introduced bills, also seek to impose requirements that, among other things, foreign issuers that do not make their audit reports subject to PCAOB review within three years would be delisted from American stock exchanges. On May 20, 2020, the U.S. Senate approved the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements similar to those in

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the Equitable Act for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The HFCA Act would also require public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, for issuers on the SEC list for three consecutive years, the SEC would be required to prohibit the securities of these issuers from being traded on a U.S. national securities exchange, such as the Nasdaq Global Market, or in U.S. over-the-counter markets. Both pieces of proposed legislation would require issuers on the SEC list to make certain disclosures on foreign ownership and control. The U.S. House of Representatives has also introduced and is considering a bill similar to the HFCA Act. Enactment of these legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares and/or ADSs could be adversely affected, and it may result in prohibitions on the trading of the ADSs on the Nasdaq Global Market or other U.S. exchanges if our auditors fail to be inspected by the PCAOB for three consecutive years. It is unclear if these proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. In August 2020, the President's Working Group on Financial Markets, or the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies. The PWG recommends that the SEC take steps to implement the recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions, or NCJs, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate the PWG recommends enhanced listing standards on U.S. securities exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The other recommendations in the report include, among other things, requiring enhanced and prominent issuer disclosures of the risks of investing in certain NCJs such as China.

        Enactment of any of such legislation or other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us. In addition, enactment of these legislations may result in prohibitions on the trading of our ADSs on Nasdaq Global Market, if our auditors fail to meet the PCAOB inspection requirement in time. It is unclear if and when any of the proposed legislation will be enacted.

If additional remedial measures are imposed on the "big four" PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and

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Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In December 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. It is uncertain whether the SEC will further challenge the four PRC-based accounting firms' compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ordinary shares and/or ADSs may be adversely affected.

The perception among investors that the Company is at heightened risk of delisting from Nasdaq could negatively affect the market price of our ordinary shares and/or ADSs and trading volume of our ordinary shares and/or ADSs. If a delisting were to occur, we would face material adverse consequences.

        The perception among investors, due to current and proposed rules and regulations relating to the ability of the PCAOB to inspect our auditors and other matters, that the Company is at

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heightened risk of delisting from Nasdaq could negatively affect the market price of our securities and trading volume of our ordinary shares and/or ADSs. Additionally, any actual delisting determination could seriously decrease or eliminate the value of an investment in our ordinary shares and/or ADSs. We could face substantial material adverse consequences, including, but not limited to, among other things: limited availability for market quotations for our ordinary shares and/or ADSs; reduced liquidity with respect to our ordinary shares; a reduced number of investors willing to hold or acquire our ordinary shares and/or ADSs, which could negatively impact our ability to raise equity financing; an impaired ability to provide equity incentives to our employees; and limited news and analyst coverage.

Risks Related to Our Shares, ADSs and the Listing

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

        As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

        Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (WUMP) Ordinance, the Takeovers Codes and the SFO, which could result in our incurring of incremental compliance costs.

The trading price of our ADSs and the trading price of our ordinary shares may be volatile, which could result in substantial losses to holders of our ordinary shares and/or ADSs.

        The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading price of our ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies' securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate

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governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, in 2015 and early 2020. Any additional volatility or further declines in securities markets, such as the Nasdaq, on which our ADSs are listed, may have a material and adverse effect on the trading price of our ordinary shares and/or ADSs.

        In addition to the above factors, the price and trading volume of our ordinary shares and/or ADSs may be highly volatile due to multiple factors, including the following:

  •
  regulatory developments affecting us or our industry, customers or suppliers;

  •
  announcements of studies and reports relating to the quality of our service offerings or those of our competitors;

  •
  changes in the economic performance or market valuations of other data center services companies;

  •
  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

  •
  changes in financial estimates by securities research analysts;

  •
  conditions in the market for data center services;

  •
  announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

  •
  additions to or departures of our senior management;

  •
  any actual or alleged illegal acts of our senior management or other key employees;

  •
  fluctuations of exchange rates between the Renminbi, the Hong Kong dollar and the

        U.S. dollar;

  •
  political or market instability or disruptions, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;

  •
  release or expiry of lock-up or other transfer restrictions on our ordinary shares and/or ADSs;

  •
  sales or perceived potential sales or other dispositions of existing or additional ordinary shares and/or ADSs or other equity or equity-linked securities; and

  •
  attacks by short sellers, including the publication of negative opinions regarding us and our business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. See "—Techniques employed by short sellers may drive down the market price of our ordinary shares and/or ADSs."

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and/or ADSs and trading volume could decline.

        The trading market for our ordinary shares and ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares and/or ADSs or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares and ADSs to decline.

Techniques employed by short sellers may drive down the market price of our ordinary shares and/or ADSs.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's best interests for the price of the stock to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a stock short. These short attacks have, in the past, led to selling of shares in the market.

        Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

        We have in the past been, are currently, and may in the future be, the subject of unfavorable allegations made by a short seller. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. Regardless of whether such allegations are proven to be true or untrue, it is not clear what effect such negative publicity could have on us, and we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and stockholders equity, and any investment in our ordinary shares or ADSs could be greatly reduced or rendered worthless.

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Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares and/or ADSs for return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares and/or ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our ordinary shares and/or ADSs. There is no guarantee that our ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the ordinary shares and/or ADSs. You may not realize a return on your investment in our ordinary shares and/or ADSs and you may even lose your entire investment in our ordinary shares and/or ADSs.

Substantial future sales or perceived potential sales of our ordinary shares, ADSs, or other equity or equity-linked securities in the public market could cause the price of our ordinary shares and/or ADSs to decline significantly.

        Sales of our ordinary shares, ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares and/or ADSs to decline significantly. As of October 14, 2020, we had 1,311,179,155 ordinary shares outstanding, comprising 1,243,588,819 Class A ordinary shares (including 50,184,168 Class A ordinary shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under our Share Incentive Plans) and 67,590,336 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our public offerings are freely transferable by persons other than our "affiliates" without restriction or additional registration under the Securities Act. All of the other Class A ordinary shares may be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

        Divestiture in the future of our ordinary shares and/or ADSs by shareholders, the announcement of any plan to divest our ordinary shares and/or ADS, or hedging activity by third-party financial institutions in connection with similar derivative or other financing arrangements entered into by shareholders, could cause the price of our ordinary shares and/or ADSs to decline.

        Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ordinary shares and/or ADSs to decline significantly.

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        We have adopted Share Incentive Plans, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. We intend to register all ordinary shares that we may issue under these Share Incentive Plans. Once we register these ordinary shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our ordinary shares and/or ADSs and impede our ability to raise future capital.

The ordinary shares and ADSs are equity and are subordinate to our existing and future indebtedness, the convertible preferred stock and any preferred stock we may issue in the future.

        The ordinary shares and ADSs are our equity interests and do not constitute indebtedness. As such, ordinary shares and ADSs will rank junior to all indebtedness and other non-equity claims on us with respect to assets available to satisfy claims on us, including in a liquidation of us. Additionally, holders of our ordinary shares and/or ADSs may be subject to prior dividend and liquidation rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

        Our ordinary shares and ADSs will rank junior to our convertible preferred stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up of our affairs. This means that, unless accumulated dividends have been paid on all our convertible preferred stock through the most recently completed dividend period, no dividends may be declared or paid on our ordinary shares and ADSs and we will not be permitted to repurchase any of our ordinary shares and ADSs, subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up of our affairs, no distribution of our assets may be made to holders of our ordinary shares and/or ADSs until we have paid to holders of our preferred stock a liquidation preference equal to the greater of (i) the stated value per convertible preferred share, plus an amount equal to any dividends accumulated but unpaid thereon (whether or not declared), and (ii) the payment such holders would have received had such holders, immediately prior to such liquidation, converted their convertible preferred shares into Class A ordinary shares (at the then applicable conversion rate).

        Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over our ordinary shares and ADSs with respect to dividends or upon our dissolution, winding-up and liquidation and other terms. If we issue preferred stock in the future that has a preference over our ordinary shares and ADSs with respect to the payment of dividends or upon our liquidation, dissolution, or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our ordinary shares and ADSs, the rights of holders of our ordinary shares and/or ADSs or the market price of our ordinary shares and/or ADSs could be adversely affected.

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Our dual-class voting structure and concentrated ownership limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our ordinary shares and/or ADSs may view as beneficial.

        As discussed under "—Risks Related to Our Corporate Structure—Our corporate actions are substantially controlled by our principal shareholders, including our founder, chairman and chief executive officer, Mr. Huang, who have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your ordinary shares and/or ADSs and materially reduce the value of your investment" above, Mr. Huang, our founder, chairman and chief executive officer and our other principal shareholders have considerable influence over matters requiring shareholder approval. To the extent that their interests differ from yours, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and/or ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

        Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our amended articles of association, the minimum notice period required to convene a general meeting will be 10 days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders' meeting to permit them to withdraw their Class A ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to them or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to them in a timely manner, but there can be no assurance that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to call a shareholders' meeting.

Holders of our ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to them.

        The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any

RISK FACTORS

holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to ADS holders.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

        Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located in the PRC. In addition, some of our directors and executive officers and the experts named in this document do not reside within the U.S. or Hong Kong, and most of their assets are not located in the U.S. or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States or in Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

        There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments). A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.

        The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the

RISK FACTORS

requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be different from those of shareholders of a company organized in the United States or Hong Kong.

        Under the laws of some jurisdictions in the United States, majority and Controlling Shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by Controlling Shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

        Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. Our ability to create and issue new classes or series of shares without shareholders' approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

        Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States or the Hong Kong courts. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States or Hong Kong courts.

RISK FACTORS

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or Controlling Shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their ordinary shares and/or ADSs at a premium.

        We have adopted amended and restated articles of association that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our ordinary shares and/or ADSs may be materially and adversely affected. In addition, our amended articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, as defined in our amended articles of association, including: a provision that entitles Class B ordinary shares to 20 votes per share at general meetings of our shareholders with respect to the election or removal of a simple majority of our directors; a provision that entitles Class B shareholders to nominate one less than a simple majority, or five, of our directors; a provision that allows one of our principal shareholders to appoint up to three directors to our board of directors for so long as they beneficially own certain percentages of our issued share capital; and a classified board with staggered terms for our directors, which will prevent the replacement of a majority of directors at one time.

        These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

RISK FACTORS

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, ADS holders may not be afforded the same protections or information that would be made available to them were they investing in a U.S. domestic issuer.

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to United States investors.

        Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce, or are held for the production of, passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. In addition, there is uncertainty as to the treatment of our corporate structure and ownership of our consolidated VIEs for United States federal income tax purposes. For United States federal income tax purposes, we consider ourselves to own the stock of our consolidated VIEs. If it is determined, contrary to our view, that we do not own the stock of our consolidated VIEs for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

RISK FACTORS

        If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, For example, if we are or become a PFIC, you may become subject to increased tax liabilities under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. There can be no assurance that we will not be a PFIC for 2020 or any future taxable year.

We will continue to incur increased costs as a result of being a public company, particularly since we have ceased to qualify as an "emerging growth company."

        Since the completion of our initial public offering, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Since December 31, 2018, we have been deemed to be a "large accelerated filer" as the term is defined in Rule 12b-2 of the Exchange Act, and we thereby ceased to be an "emerging growth company" as the term is defined in the JOBS Act.

        These rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. Since we have ceased to be an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        Shareholders of our company have in the past brought, and may in the future bring, securities class action lawsuits against our company following periods of instability in the market price of our ordinary shares and/or ADSs. On August 2, 2018, a securities class action lawsuit was filed in the United States District Court in the Eastern District of Texas against GDS Holdings, our Chief Executive Officer Mr. Huang, and our Chief Financial Officer Mr. Daniel Newman (collectively, "Defendants") by Hamza Ramzan, a shareholder of GDS Holdings. The action was subsequently transferred to the Southern District of New York. See "Our Business — Legal Proceedings." On April 7, 2020, the court granted Defendants' motion to dismiss the amended complaint, and dismissed the action in its entirety against all Defendants. On May 6, 2020, plaintiffs filed a notice of appeal of that decision. On June 29, 2020, plaintiffs voluntarily withdrew their appeal, resulting in the dismissal of the case against all Defendants with prejudice. Any further class action lawsuit could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

RISK FACTORS

Exchange between our ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

        Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

        There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of ordinary shares in exchange of ADSs or the withdrawal of ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

        Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

        We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange [has granted], a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list on the Hong Kong Stock Exchange within three years of the Listing. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our Company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company's Listing (calculated cumulatively if more than one entity is spun-off). In the event that we proceed with a spin-off, our interest in the entity to be spun-off will be reduced accordingly.

OUR HISTORY AND CORPORATE STRUCTURE

        We are a holding company incorporated under the laws of the Cayman Islands on December 1, 2006. We operate our business through our wholly-owned subsidiaries and PRC consolidated VIEs.

        Since 2014, we received several rounds of investment from STT GDC, a sophisticated strategic investor. As of the October 14, 2020, STT GDC is one of our Controlling Shareholders and we have been benefiting from its industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance. STT GDC is a wholly owned subsidiary of STTC, which is in turn a wholly owned subsidiary of ST Telemedia. STT GDC is an experienced and strategic data center player that owns a portfolio of data centers in Singapore, Thailand, India, the United Kingdom and China, either directly or through investments in data center operating companies, such as GDS Holdings. Leveraging STT GDC's integrated data center platform, we have access to STT GDC's customer and supplier relationships. We also benefit from STT GDC's platform through knowledge sharing to enhance our technology, operational performance and customer service. We believe that the support, relationships, industry expertise and corporate governance best practices that come from having sophisticated strategic investors provide us with competitive advantages in our industry.

OUR HISTORY AND CORPORATE STRUCTURE

        The following is a summary of our key business milestones:

Our Acquisitions

        In addition to organic growth, we have made, or have entered into agreements to make strategic acquisitions that increase and expand our data center network, solidify our position in key markets and provide expanded resources to customers. The financial results for these strategic

OUR HISTORY AND CORPORATE STRUCTURE

transactions are reflected in our operating results beginning with the period of their respective completion.

        We believe we derive operational synergies from our acquisitions, including by adding strategic locations to our inter-connected data center platform, and expanding our large-scale and high-quality capacity, and high quality customers, which provides strategic benefit to our overall business by solidifying our position in key markets, increasing the attractiveness of our offerings to existing and potential new customers as well as placing us in a better competitive position.

        We follow a prudent investment and development strategy according to our investment policy approved by our board. Our investment strategy is to acquire data centers at different stages of construction and at different stages of maturity. Our investment decision-making policy with respect to value is based upon target minimum internal rates of return derived from long-term cash flow forecasts, taking into account any expected remaining costs associated with construction or development of such targets. When evaluating targets, we calculate an enterprise value derived by projecting a stabilized EBITDA for the data center and applying an appropriate valuation multiple. We derive a stabilized EBITDA by estimating stabilized revenue based upon customer contracts that are already in place and our knowledge of prevailing selling prices and expected utilization rates that are reasonably achievable. In addition, we look at cost of revenue based on the specific costs of the facility and our own operating cost benchmarks. We also take into account any estimated costs to complete and time to complete a data center, as well as any assumed liabilities and risks associated with the target to derive a reasonable equity consideration.

        We have recorded significant goodwill historically in connection with our acquisitions, with the goodwill primarily representing the expected synergies from combining operations of the target group with those of our Company and intangible assets that do not qualify for separate recognition and are not deductible for tax purposes. See "Risk Factors—Risks Relating to Our Business and Industry—We may experience impairment of goodwill in connection with our acquisition of entities."

INDUSTRY OVERVIEW

Introduction to the Data Center Industry

Data Center Services

        A data center is a specialized facility designed to house server, storage and networking equipment used to deliver mission-critical business applications, data and content.

        Data centers can be owned and operated in-house by the companies that use such infrastructure, or outsourced to professional data center service providers, who typically offer colocation services and managed services.

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  Colocation generally refers to a data center configuration where shared or private space in a secure environment with power and cooling is available for use by customers. Such space, power and cooling are used to house and support customers' servers and related IT equipment.

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  Managed services generally encompass a wider array of value-added services related to use of colocation facilities, such as business continuity and disaster recovery solutions, management of IT operations, direct private connection to cloud services, and platforms for managing hybrid clouds.

Benefits of Outsourcing Data Center Services

        In the past, outsourced data center facilities were mainly used by enterprises as an alternative to on-premise capacity or for the purpose of IT system redundancy. In recent years, as enterprises increasingly adopt multi-cloud technologies, they are faced with greater technical challenges in hosting their IT infrastructure on their premises. Moreover, cloud service providers have themselves emerged as a major new customer segment for data center services. By aggregating demand from multiple users, including large enterprises, SMEs, internet companies and government, the leading cloud service providers have reached an unprecedented scale in terms of their IT capacity. As compared with traditional enterprise customers, they require larger data centers, with proportionately more power capacity, the ability to expand flexibly, optimum operating efficiency, and multi-market presence. Given the challenges of developing and operating this kind of data center resource, cloud service providers have chosen to outsource a significant part of their requirement to specialist data center companies.

        Significant cost saving.    Outsourcing data center infrastructure allows companies to avoid the investments associated with building their own facilities, to access higher-quality infrastructure and professional services, and to benefit from economies of scale. Companies that outsource data center infrastructure can concentrate their capital and management resources on core business activities. Specifically, cloud service providers realize cost savings and other operational benefits over the data center life cycle by outsourcing selectively to data center companies.

        Continuous supply with flexibility and customizability.    Data center service providers can expand flexibly as the capacity requirements of customers increases. Data center service providers plan and implement their capacity expansion based on the requirements of all their customers. Furthermore, data centers can be designed and configured to serve a wide range of customers with different space, power, network and cloud configuration requirements inside the same facility, including those proprietary design and specifications for IT hardware, server racks, and computer rooms required by cloud service providers.

INDUSTRY OVERVIEW

        Reliability and efficiency.    Data center service providers offer highly secure and reliable environments to house servers and related IT equipment with significant redundancy, which delivers high availability to customers. Outsourced data centers may also have high power density and superior power management, resulting in operational efficiency and reduced carbon footprint.

Key Customer Segments

        Major customer verticals include cloud service providers, internet companies, financial institutions, and other large enterprises and public services. Availability, reliability and efficiency are the key value propositions appealing to these customers.

        Cloud service providers.    Hyperscale cloud service providers require large data center capacity and the ability to expand flexibly. They operate their IT infrastructure at much higher levels of utilization than most enterprises, which requires data centers with a higher ratio of power to net floor area. They also have their own proprietary design specifications for IT hardware, server racks, and computer rooms. Data center service providers are required to develop their own in-house data center design capability to meet the evolving demand of cloud service providers, which can only be achieved through advanced technical design and execution.

        Internet companies.    Certain large internet companies are among the leading cloud service providers in China. They use their cloud platforms for their own internal IT, as well as to provide services to their external customers. Other large internet companies have their own private clouds and, in certain cases, also use public cloud services. As such, the data center requirements of large internet companies as a customer segment overlap to a large degree with the requirements of cloud service providers as a customer segment.

        Financial institutions.    Financial institutions, including banks, insurance companies, and securities firms, are required by the government to house their IT systems in high availability data centers, whether self-built or outsourced, in order to ensure the uptime and security of their applications and data. Outsourced data center service providers must meet stringent design and operational compliance requirements in order to host the IT systems of financial institutions.

        Large enterprise and public services.    Businesses and government agencies in China are becoming more digitalized. The e-government initiatives by Chinese government increase public sector demand for data center space. Availability and reliable operations of data center services are their primary considerations.

        To meet the demands of different customer segments, data center service providers usually operate on two different business models: wholesale and retail. In general, cloud service providers and large internet companies require a large net floor area per facility and a certain level of customization in order to house their own proprietary design of servers and racks. Under the wholesale model, data center service providers typically commit a significant portion or the entirety of a data center to such customers and obtain such commitments while new data centers are still under construction. The contract term can last as long as five to ten years with low churn rate. On the other hand, financial institutions, large enterprise and public services customers, which typically require fewer number of cabinets and no customization, can be satisfied under the retail model which entails multiple customers colocating in the same facility. The contract term for retail customers is typically shorter with higher unit pricing based on cabinets.

INDUSTRY OVERVIEW

Key Growth Drivers

Digitalization in China

        China's economy is increasingly digitalized both in its consumer and business sectors. Demand from the expanding internet user base, which is expected to grow from 881 million in 2019 to 1.1 billion in 2024 according to iResearch, has been driving the digitalization of consumer sectors. Various internet consumer services, including online videos, live streaming, online games and e-commerce, have experienced strong growth and will use increasing amounts of data. Business sectors have embraced digitalization with the support of developed digital infrastructures and favorable government policies.

        Total data generation in China is expected to grow at a CAGR of 29.7% from 9.6 zettabytes in 2019 to 35.2 zettabytes in 2024 according to iResearch. To more effectively manage the higher demand for processing, storage, and transmission of data, enterprises and technology companies increasingly outsource some or all of their computing needs to cloud service providers, resulting in strong demand for cloud services and the underlying data center infrastructure.

Application of Emerging Technologies

        The maturity and mass adoption of emerging technologies, such as cloud computing, 5G, artificial intelligence ("AI"), big data, machine learning, blockchain, internet of things ("IoT"), augmented reality ("AR") and virtual reality ("VR") is further adding to the demand for data processing, storage and transmission capacity. The increasing popularity of work-from-home and the development of smart cities, telemedicine and online education are accelerating the digitalization of traditional industries and bringing data usage to a new level.

        5G has enhanced internet connectivity across China with significantly higher transmission speed and considerable reduction of latency, enabling applications with high data processing and transmission requirements. The shipment of 5G mobile phones in China is expected to grow from 13.8 million in 2019 to 290.4 million in 2024, growing at a CAGR of 84.0%, according to iResearch.

        AI requires significant data computing and processing power, and has been adopted across various industries and verticals, such as autonomous driving. Market size in China for AI applications, which includes revenue derived from application of AI in major industries, is expected to increase from RMB57.0 billion in 2019 to RMB262.3 billion in 2024, growing at a CAGR of 35.7%, according to iResearch.

        IoT improves the interconnectivity and control of devices, resulting in more devices being connected to the internet and to each other. The number of IoT devices is expected to increase from 4.6 billion in 2019 to 18.4 billion in 2024, growing at a CAGR of 32.1%, according to iResearch. AR and VR devices enabled by IoT also require significant graphics computing power and high-speed, real-time connections to the internet.

Support from Government Policies

        Recently, the PRC government has promoted the concept of "new infrastructure" which includes largescale date centers, artificial intelligence and industrial internet. Such policy orientation is ushering in new waves of investment at all levels of the economy, which will give rise to numerous opportunities benefiting the data center industry.

INDUSTRY OVERVIEW

        During the National People's Congress and Chinese People's Political Consultative Conference in May 2020, data centers were highlighted as key beneficiaries of the exponential growth of data traffic from 5G and IoT.

Rapid Adoption of Cloud Computing

        Digitalization, new technologies and new infrastructure all contribute to the rapid adoption of and increased spending in public, private and hybrid cloud services by enterprises and government agencies in China. According to iResearch, China's cloud services market in terms of revenue was RMB149.0 billion in 2019, as compared with US$61.4 billion for the U.S. iResearch expects China's cloud services market to increase at a CAGR of 34.1% from 2019 to 2024, as compared with a CAGR of 5.5% for the U.S.

        The exponential growth of cloud services need to be supported by more and better data center services. Largescale and high-performance data centers are increasingly preferred by the companies that rely on cloud computing services.

Overview of the Data Center Industry in China

        China's data center market can be categorized as (1) carrier-neutral data centers and (2) carrier-operated data centers.

        Carrier-neutral data centers.    Carrier-neutral data centers enable customers to connect with all the telecommunications networks present within their facilities. Carrier-neutral data center service providers vary in terms of data center quality, operational track record and differentiated managed service capabilities. Carriers may sometimes partner with carrier-neutral data centers to deliver a complete service package to customers.

        Carrier-operated data centers.    Telecommunications carriers develop data centers in part to facilitate the sale of related network services. In locations outside of the key economic hubs of China, telecommunications carriers sometimes are the only available providers of data center services.

INDUSTRY OVERVIEW

        According to iResearch, the total size of China's data center services market in terms of revenue(1) was RMB33.4 billion in 2019, of which the carrier-neutral market accounted for RMB18.8 billion, representing 56.3% of the total market. This compares with a total size of the data center market in the U.S. of US$29.8 billion in 2019. iResearch expects the carrier-neutral market to increase at a CAGR of 31.8% from 2019 to 2024, compared with a CAGR of 9.3% for the U.S. during the same period.

Competitive Landscape

        Carrier-operated data centers, offered by China's three major telecommunications carriers, often rely on carriers' own networks for connectivity and lack flexibility for customers to connect to other carriers' networks. In contrast, carrier-neutral data centers offer connectivity to multiple telecommunications carriers in their facilities, providing customers the flexibility to choose which carrier to use based on cost and/or network and application requirements. As specialist data center service providers, carrier-neutral data center companies also compete based on service standards, data center performance, and responsiveness to customer requirements. As the data center industry further develops, carrier-neutral data centers have grown more rapidly than telecommunications carrier data centers.

        The carrier-neutral data center market is fragmented with a few leading service providers with presence across several or all Tier 1 markets competing with different regional companies in each market. According to iResearch, GDS is the leading operator of carrier-neutral data centers in China in terms of revenue with 21.9% market share in 2019.

Note:

(1)
For the purpose of this forecast, data center market revenue is based on data center related colocation and managed services, and excludes any non-data center related revenue.

INDUSTRY OVERVIEW

Market Share* of Carrier-neutral Data Center Players in 2019

High-performance Data Centers

        High-performance data centers offer customers a high level of availability, power density and power efficiency. In order to achieve a high level of availability, high-performance data centers are typically equipped with 2N redundant delivery paths for power, cooling and other critical systems that satisfy or exceed the Tier III standard as defined by the Uptime Institute.

        2N redundancy refers to a fully redundant, mirrored system with two independent power distribution systems and entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. According to iResearch, the power density of high-performance data centers is typically over 1.5kW/sqm, as compared to the industry average power density of 1kW/sqm in China, while the PUE level of high-performance data centers need to be lower than 1.5x, as compared to the average PUE level of 1.7x in China in 2019.

        Benefits of high-performance data centers include (i) high availability, which satisfies the requirements of customers for housing their mission-critical IT infrastructure, and (ii) high power density and low PUE to allow customers to deploy their IT infrastructure more efficiently with optimal performance. High-performance data centers have become more valuable to customers to ensure continuous uptime for mission-critical IT systems, applications and data.

Regional Markets

        According to iResearch, the major Chinese data center markets are primary economic hubs such as the areas in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, also known as Tier 1 markets. These locations are also telecommunications network hubs. However, due to scarcity in land supply and power supply permission in Tier 1 markets, data center players have started to develop data centers at the outer edge of Tier 1 markets. Such data centers can fulfill customers' requirements for larger deployments of IT capacity on a single site and to upscale over time, while remaining within acceptable parameters for network latency. According to iResearch, Tier 1 markets, together with the outer edge of

  Notes:

*
The market share of each industry player is presented in terms of its respective data center market revenue. The data center market revenue is based on data center related colocation and managed services, and excludes any non-data center related revenue.

INDUSTRY OVERVIEW

Tier 1 markets, accounted for approximately 68% of China's data center market in terms of net floor area in 2019.

        In addition to Tier 1 markets, data center players are also penetrating other locations via various models, such as build-to-suit, to accommodate customers' needs to house offline and less critical data and applications in larger capacities and more cost-effectively.

Future Trends

        Through aggregation of demand from enterprises adopting emerging technologies with increasing data usage, cloud services providers will continue to be the key customer segment driving demand for data center services. The leading cloud service providers are mainly looking for data center service providers that can meet their specific requirements, including high capacity, high availability and high redundancy in each of availability zone in multiple presences in Tier 1 cities.

        With increasing focus on energy consumption and efficiency by the government and enterprises, optimization of operational flows, improvement in power utility efficiency, and use of alternative energy are expected for data center providers to lower operating costs and reduce carbon footprint.

Entry Barriers

        Limited supply of suitable sites:    Due to constraints in securing suitable land, power supply, and regulatory approvals, it is challenging to develop new data center capacity, particularly in Tier 1 markets where demand is concentrated.

        Platform with network effect:    Leading players with a nationwide presence in Tier 1 markets have already built a platform of interconnected data centers across the largest Chinese cities that host all of the major public clouds. Such platform is able to deliver a multitude of benefits to customers, including direct and private access to all public cloud platforms, hybrid cloud solutions for large enterprise customers, connectivity across all telecommunications carriers and interconnection to other enterprise companies within and across facilities in China. It also enables its cloud service provider customers to expand their presence in the largest Chinese cities, creating a network effect around the enterprises and cloud service providers that reinforces the leading position of data center service providers.

        Development and operational know-how:    Data center development requires sourcing land and buildings, obtaining the necessary regulatory approvals, accessing adequately redundant power supply and high-quality telecommunications connectivity, carbon emission quotas, and the knowledge and know-how associated with designing, building, fitting out and commissioning high-performance facilities.

        Track record:    Due to the mission-critical nature of the IT equipment it houses, a data center must maintain continuous operations, monitoring and a high level of security. Operators with a strong operating track record are preferred by customers.

INDUSTRY OVERVIEW

        Customer relationships:    Once customer equipment is installed in a data center, the relocation cost is high. If customers need additional space, they typically seek to stay in the same data center facility or with the same service provider.

        Financial capacity:    The development of data center sites and facilities requires significant upfront investment, especially for high-performance data centers.

Impact of COVID-19 on the Data Center and Cloud Services Industries

        According to iResearch, the COVID-19 outbreak has had a generally positive impact on the data center and cloud services industries in China.

        The increased awareness and implementation of social distancing during the outbreak have resulted in a surge in online activities and consumption of digital content including online video, online games and e-commerce. Businesses in various industries have also accelerated digitalization of their operations and migration to cloud. As a result, there has been increase in data volume and utilization of cloud services, which in turn translates into demand for data center services.

        Although the outbreak has gradually been contained in the second quarter of 2020 in China, with work and school activities gradually resuming to pre-outbreak levels, there have been sustainable and structural changes in many industries as well as in consumer behaviors such as the increasing popularity of work-from-home, online education, telemedicine and online grocery shopping. These structural changes further drive long-term demand for cloud services and data center services.

        The outbreak did, however, cause minor operational disruptions. There were challenges in achieving scheduled delivery of data center capacity and move-in of certain customers. These challenges were temporary and have gradually been resolved as lock-down restrictions imposed by local governments were lifted.

RECENT DEVELOPMENTS

Acquisitions

        Since June 30, 2020 and up to October 14, 2020, we have acquired or proposed to acquire all the equity interests in (i) a data center project company for RMB15.0 million (US$2.1 million), (ii) a company holding assets in a data center project and an investment company holding a data center project company for an aggregated amount of RMB92.5 million (US$13.1 million), and (iii) a data center project company for RMB5.1 million (US$0.7 million). The acquisition amounts for these acquisitions are the result of commercial arm's length negotiations, based on factors including stock price (for public companies), market dynamics, a mutually agreed valuation, and/or capital required for the target company's operations.

Impact of COVID-19

        The COVID-19 pandemic has not interrupted or affected the operation of our existing data centers or ability to provide our data center services to our customers. The COVID-19 pandemic has caused and may continue to cause us to implement temporary suspensions of our sales and marketing activities, construction activities and business travel to ensure the safety and health of our employees. It has also affected and may continue to affect customer move-in logistics and timing. The temporary suspensions to sales and marketing activities, construction activities and business travel, as well as the effects on customer move-in logistics and timing mainly occurred during January and February of 2020. By March 2020, these activities began returning to normal levels, and by the end of the second quarter of 2020 had largely returned to normal levels. If the COVID-19 pandemic resurges or results in governmental or other measures that affect logistics, travel and construction activity, any measures we may be required to adopt may impact any acquisitions we undertake and our construction and development activities with respect to data centers under construction and under development, and our ability to increase our capacity according to schedule could be negatively affected. See "Risk Factors—Risks Relating to Our Business and Industry—The ongoing COVID-19 pandemic could materially and adversely affect our business, results of operations and financial condition." We have experienced slower cash collection for administrative reasons as a result of the COVID-19 pandemic, unrelated to our customers' ability to pay, which has resulted in an increase in our accounts receivable. See "Financial Information—Liquidity and Capital Resources—Operating Activities." While the COVID-19 pandemic has not materially or adversely affected our business, results of operations or financial condition, whether the pandemic will have any such material or adverse impact on us going forward will depend on future developments, which are highly uncertain and cannot be predicted. As of the date of this document, we are not aware of any material or adverse effect on our financial condition as a result of the COVID-19 pandemic.

Proposed Amendments to Our Articles of Association

        In connection with our Listing Application, we have undertaken to propose certain resolutions at or before our next annual general meeting after the Listing to amend our Articles of Association in order to comply with certain provisions of the Hong Kong Stock Exchange Listing Rules:

  (1)
  We will (i) put forth a resolution to revise our Articles of Association to comply with Rule 19C.07(5) of the Hong Kong Listing Rules so that the notice period for any general meeting would be at least 14 calendar days and (ii) provide at least 14 calendar days'

RECENT DEVELOPMENTS

    notice for any general meeting with effect from the Listing and continue to do so even in the event that the proposed amendment to our Articles of Association to extend the notice for general meeting is not approved by our shareholders.

  (2)
  We will put forth a resolution to revise our Articles of Association to comply with Rule 19C.07(6)(2) of the Hong Kong Listing Rules such that where any member is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement shall not be counted. Pending the above amendment to our Articles of Association, we will stipulate in our proxy statement that a member with material interest in a transaction or arrangement will be required to abstain from voting on resolutions relating to such transaction or arrangement.

  (3)
  Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a qualifying issuer. Article 58(2) of our Articles of Association provides for the requisition of shareholders' meetings, including the following provisions: (a) for so long as STT GDC Pte. Ltd., or STT GDC, has the right to appoint any director pursuant to the Articles of Association, any one or more shareholders (other than STT GDC or any affiliate of STT GDC controlled by STT GDC) holding not less than one-third of the issued Class A ordinary shares of our Company (excluding any Class A ordinary shares beneficially owned by STT GDC or any affiliate of STT GDC controlled by STT GDC) shall have the right to requisition an extraordinary general meeting; and (b) for so long as STT GDC ceases to have the right to appoint any director pursuant to our Articles of Association, any one or more shareholders (including STT GDC or any affiliate of STT GDC controlled by STT GDC) holding not less than one-third of the issued Class A ordinary shares of our Company shall have the right to requisition an extraordinary general meeting. In addition, Article 61(2) of our Articles of Association provides that at any general meeting of our Company, two (2) members entitled to vote and present in person or by proxy or (in the case of a member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in our Company throughout the meeting shall form a quorum for all purposes. We will put forth resolutions to revise our Articles of Association such that (i) in addition to the existing provisions of Article 58(2), a provision will be added to provide that the minimum stake required for any shareholder(s) to requisition an extraordinary general meeting and the addition of resolution to the general meeting will be 10% of the voting rights, on a one vote per share basis, in the share capital of our Company and (ii) the quorum for a requisitioned general meeting of our Company pursuant to the amended provision in (i) above will be 10% of the aggregate voting power of our Company on a one vote per share basis. Our board and directors undertake to convene general meetings at the request of shareholders holding not less than 10% of the voting rights, on a one vote per share basis, from Listing until the next annual general meeting is convened or if the shareholders do not approve the above proposed amendments to the Articles of Association.

RECENT DEVELOPMENTS

        In the event that such proposed amendment is not approved by our shareholders at the next annual general meeting, we will continue to put forth a resolution for proposed amendments (2) and (3) above at the following annual general meeting each year until such resolution is passed. In addition, we have obtained irrevocable undertakings from each of Mr. Huang, STT GDC and EDC Group Limited prior to the Listing to vote in favor of each of the proposed resolutions outlined above with a view to ensuring that there may be adequate votes in favor of such resolutions.

OUR BUSINESS

        The following section sets forth updated and supplemental information relating to selected aspects of our business and operations to reflect changes subsequent to the filing of our 2019 Annual Report as well as a current description of our strengths.

Overview

        We are the largest carrier-neutral data center service provider in China with a 21.9% revenue market share of the carrier-neutral market in 2019, according to iResearch. We focus on developing and operating high-performance data centers. Our facilities are strategically located in China's primary economic hubs where demand for high-performance data center services is concentrated. We also build-to-suit and operate data centers at other locations selected by our customers in order to fulfill their broader requirements. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. Our innovative and unique platform of interconnected data centers enables cloud service providers to expand in a flexible way in their key markets, and also enables enterprises to deploy their hybrid clouds in close proximity to the networked nodes of leading public clouds. We have a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. We have long-term contracts with our customers, which consist predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations. Many of our customers are leaders in their respective industries. As of June 30, 2020, we had an aggregate net floor area of 266,260 sqm in service, 94.1% of which was committed by customers, and an aggregate net floor area of 133,208 sqm under construction, 62.3% of which was pre-committed by customers, in each case excluding joint venture data centers. As of June 30, 2020, we had three joint venture data centers under construction with an aggregate net floor area of 11,665 sqm and three joint venture data centers in services with an aggregate net floor area of 11,665 sqm. As of June 30, 2020, the joint venture data centers were 100% committed or pre-committed.

        We believe the market for high-performance data center services in China is experiencing strong growth. According to iResearch, the total size of China's data center services market in terms of revenue was RMB33.4 billion in 2019, of which the carrier-neutral market accounted for RMB18.8 billion, representing 56.3% of the total market. iResearch expects the carrier-neutral market to increase at a CAGR of 31.8% from 2019 to 2024. Demand is driven by rapid growth in the volume of data created, transmitted, processed and stored as a result of the accelerating trend of digital transformation and the rising adoption of new technologies such as cloud computing, 5G, artificial intelligence, big data, machine learning, blockchain, internet of things ("IoT"), augmented and virtual reality, e-payments and digital currency. Demand is also driven by PRC government policies which consistently and actively support technology-driven development and the growth of the digital economy. Recently, the PRC government has promoted the concept of "new

OUR BUSINESS

infrastructure" which includes, among other things, largescale data centers, artificial intelligence and industrial internet. Public cloud service providers aggregate demand from many users and, as result, have emerged as a rapidly growing customer segment for data center services with unprecedented capacity requirements. In 2019, China's public cloud market became the second largest globally in terms of revenue, after the United States. According to iResearch, China's cloud services market in terms of revenue is expected to grow from RMB149.0 billion in 2019 to RMB645.2 billion in 2024, representing a CAGR of 34.1%.

        To satisfy such demand requires data centers which are largescale, both in terms of net floor area and power capacity, highly reliable in terms of uptime (which is referred to as "high availability"), and highly efficient in terms of power usage. With increasing scale, it has become increasingly challenging to source, develop and operate new facilities that meet the required standard, in particular to secure suitable land and buildings which can be developed or converted into data center facilities and to obtain the necessary regulatory approvals and power supply in China's primary economic hubs where demand is concentrated. As a result, we believe that there is a relative scarcity of high-performance data center capacity in these areas.

        Our platform of interconnected data centers and secured expansion capacity is strategically located to address this growing demand. We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. In the past, our data centers were mainly clustered in key urban districts within each Tier 1 market in accordance with customer preference. However, more recently, in order to keep pace with demand and overcome the challenge of creating new supply, we are developing more data centers at strategic locations on the outer edge of these markets, including on campuses where we can expand capacity in multiple phases. These outer edge developments, which we still consider Tier 1 markets, enable our hyperscale customers to fulfill their requirement for larger deployments of IT capacity on a single site and to upscale over time, while remaining within acceptable parameters for network latency. In addition to our presence in Tier 1 markets, we build-to-suit and operate our own data centers and joint venture data centers at other locations selected by our customers in order to house their offline and less critical data and applications in lower cost areas where, at times, renewable energy sources are also accessible.

        From our inception, we have built up our own in-house data center design capability, which we believe is unparalleled in the industry. We were one of the first movers in developing high-performance data centers in China, anticipating the trend for IT to become increasingly mission-critical, and then in combining high availability with larger net floor area and power capacity to meet the unprecedented requirements of hyperscale cloud service providers and large internet companies under the wholesale model. Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT. We install high power density (which refers to the ratio of power capacity to net floor area) and optimize PUE, which enables our customers to deploy their

OUR BUSINESS

IT systems more efficiently and reduce their operating and capital costs. As a result of our advanced data center design, high technical specifications and robust operating procedures, we are able to make service level commitments related to service availability and other key metrics that meet our customers' required standards. Within our data centers, we have also developed an innovative service platform to assist our enterprise customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers.

        As of June 30, 2020, we operated 42 self-developed data centers with an aggregate net floor area of 256,750 sqm in service. We also operated capacity at approximately 19 third-party data centers with an aggregate net floor area of 9,510 sqm in service, which we lease on a wholesale basis and use to provide colocation and managed services to our customers. As of the same date, we had a further 17 new self-developed data centers with an aggregate net floor area of 133,208 sqm under construction. In addition, we also operated three joint venture data centers with a net floor area of approximately 11,665 sqm in service and had three joint venture data centers with an aggregate net floor area of approximately 11,665 sqm under construction. As of the same date, we had an estimated aggregate developable net floor area of approximately 323,014 sqm held for potential future development.

        A summary of our self-developed data center portfolio by market as of June 30, 2020 is set forth below.

(Sqm, except for percentages)	In service	Under construction	Held for future development	Total	Market as % of total
Greater Shanghai	77,073	48,270	122,082	247,425	34.7%
Greater Beijing	77,674	70,877	64,830	213,381	29.9%
Greater Bay Area-Mainland	69,023	7,000	74,156	150,179	21.1%
Greater Bay Area-Hong Kong Region	—	7,061	7,440	14,501	2.0%
Chengdu/Chongqing	14,512	—	54,506	69,018	9.7%
Other	18,468	—	—	18,468	2.6%

Total(1)	256,750	133,208	323,014	712,972	100%

Note:

(1)
Excludes third-party data center capacity of 9,510 sqm in service, zero under construction and zero held for future development.

        Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service (excluding joint venture data centers) of 91.8%, 94.9%, 91.9% and 94.1% as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. We had utilization rates for our area in service (excluding joint venture data centers) of 60.9%, 67.6%, 69.0% and 72.5% as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

OUR BUSINESS

        We have experienced significant growth in recent years. Our net revenue grew from RMB1,616.2 million in 2017 to RMB2,792.1 million in 2018, representing an increase of 72.8%, and increased to RMB4,122.4 million (US$583.5 million) in 2019, representing an increase of 47.6%, and grew from RMB1,877.0 million in the six months ended June 30, 2019 to RMB2,582.6 million (US$365.5 million) in the same period in 2020, representing an increase of 37.6%.

Our Strengths

        We believe that the following key competitive strengths differentiate us from other data center service providers in China and position us well to capitalize on the rapid growth in demand for largescale and high-performance data center services.

We are a leader in one of the largest and fastest growing data center markets in the world

        We were the largest carrier-neutral data center service provider in China in terms of revenue in 2019 with 21.9% market share, according to iResearch. China is one of the largest and fastest growing digital economies globally. China's rapid adoption of new technologies, such as cloud computing, 5G, artificial intelligence, big data, machine learning, blockchain, IoT, augmented and virtual reality, e-payments and digital currency is expected to increase exponentially the volume of data created, transmitted, processed and stored, much of which will take place within and between data centers. As a result, demand for carrier-neutral data center services is estimated to increase by a CAGR of 31.8% in the next five years, according to iResearch.

        China's cloud market, the second largest in the world, is still at an early stage of development with strong multi-year growth potential as indicated by the lower market penetration compared to that in the United States. According to iResearch, the size of China's cloud market was RMB149.0 billion in 2019 and is expected to grow at a 34.1% CAGR to reach RMB645.2 billion in 2024. We are well-positioned to capture the large and growing market opportunities on the back of favorable industry tailwinds, government policies and a proven track record and reputation for operational excellence.

Well-established and rapidly expanding relationships with large, fast-growing and diverse customers

        We focus on serving customers who require continuously expanding high-performance data center capacity in China's primary economic hubs. Our customers include hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

        Our data centers are well-suited for fulfilling the flexible expansion and unprecedented capacity requirements of hyperscale cloud service providers and large internet companies. Alibaba and Tencent, the top two cloud service providers and internet companies in China, are among our largest customers contributing about 55% of our total area committed as of June 30, 2020.

        Our other large internet customers include some of China's leaders across various verticals including e-commerce, video streaming, local services, online gaming and mobility. We also serve some of China's largest private sector enterprises and prestigious multinational corporations.

OUR BUSINESS

Innovative and unique platform of interconnected data centers hosting all of the leading cloud service providers

        We have created an innovative and unique new IT infrastructure platform. As of June 30, 2020, the Company had an interconnected platform of 59 self-developed data centers in service and under construction. Our facilities are clustered across all of China's Tier 1 markets and are accessible over all the major telecom networks, hosting all the major public cloud service providers, including AliCloud, Tencent Cloud, Amazon Web Services, Microsoft Azure, Huawei Cloud, Kingsoft Cloud, UCloud, QingCloud, JD Cloud and Baidu AI Cloud.

        Our platform delivers a multitude of benefits to its customers, including direct and private access to the leading public cloud platforms, hybrid cloud solutions for large enterprise customers, connectivity across all telecommunications carriers and interconnection to other enterprise companies within and across facilities in China. We believe that there is no other carrier-neutral data center service provider in China which has a comparable platform of interconnected data centers across all of China's Tier 1 markets that host all of the major public clouds.

Largescale, high-performance data centers are strategically located in China's Tier 1 markets

        Given the high proportion of data and applications which are mission-critical and latency-sensitive, we have located our facilities in key markets in close proximity to major existing and prospective customers. As of June 30, 2020, approximately 98% of our self-developed data center portfolio was located in Tier 1 markets such as Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China, where data center demand is highly concentrated. With increasing scale of data creation and usage, it has become extremely challenging for hyperscale cloud service providers, large internet companies, financial institutions and large enterprises in China to obtain data center capacity in these locations. As a result, we continue to be more competitive in serving customers in Tier 1 markets with our existing facilities.

Large secured expansion capacity and a proven ability to source and develop additional data centers

        There are inherent challenges in China to successfully source and develop largescale high-performance data centers, including obtaining the necessary regulatory approvals, a scarcity of appropriate and sufficiently large sites, access to adequate redundant power supply and high-quality telecommunications connectivity, carbon emission quotas, and the knowledge and know-how associated with designing, building, fitting out and commissioning high-performance facilities.

        To address these challenges, we have secured a large amount of land and buildings in Tier 1 markets which we are holding for potential future development. We have also successfully acquired and integrated a number of data centers and established partnerships with leading financial investors to supplement our supply of capacity. As a result, we have high certainty of being able to expand our capacity to meet demand which gives us a further competitive advantage in serving customers in these strategic locations.

        We have a proven set of capabilities and processes that have allowed us to source and develop the data centers we need to grow our business. We have a substantial in-house team dedicated to sourcing, feasibility analysis, technical design, costing and project management. Our

OUR BUSINESS

team works closely with local government authorities to obtain necessary permits and approvals, with electric utilities to obtain sufficient power infrastructure and supply, and with different telecommunications carriers to ensure multi-carrier connectivity to our data centers. We have extensive experience in developing greenfield purpose-built facilities to achieve a high level of performance. We also have the capability to convert existing industrial buildings into data centers without compromising on performance standards, and a proven track record of acquiring data centers to meet our customers' demand. Our diversified approach to sourcing and developing data centers gives us the necessary flexibility to ensure a strong pipeline of high-quality sites for future development.

Visionary and experienced management team supported by sophisticated strategic investors

        Our management team consists of entrepreneurs and professionals, all of whom possess in-depth knowledge and expertise in the IT services industry. Our founder, chairman and chief executive officer, William Huang, is a visionary pioneer with 19 years of experience in China's data center industry. Our senior management team has significant experience from previous employment in leading multinational IT service providers.

        We also benefit from having major shareholders who provide industry expertise, access to potential customer and supplier relationships, and solid corporate governance guidance. For example, STT GDC, is an experienced and strategic data center investor and service provider that, in addition to its longstanding investment in us, owns a portfolio of data centers in Singapore, Thailand, India and the United Kingdom, either directly or through investments in data center operating companies. Leveraging STT GDC's integrated data center platform, we have access to STT GDC's customer and supplier relationships. We also benefit from STT GDC's platform through knowledge sharing to enhance our technology, operational performance and customer service.

        We believe that the support, relationships, industry expertise and corporate governance best practices that come from having sophisticated strategic investors provide us with competitive advantages in our industry.

Proven ability to develop and implement innovative new technologies to meet increasingly demanding customer requirements

        Our self-developed data centers are designed to achieve high power efficiency, resulting in low PUE ratios. A low PUE ratio is of particular importance to hyperscale cloud service providers and large internet customers who have the most demanding performance targets. We are able to achieve much higher power efficiency due to our proprietary know-how in data center designs, construction and operations.

        We take a modular approach to developing, commissioning, equipping and fitting out our data center facilities. The modular approach is an innovative construction technique designed to shorten the development timeline and lower costs. We are also adopting off-site pre-fabrication technology to shorten the lead time of the delivery of data centers to customers. These technologies allow us to cater to a range of customer requirements with regard to redundancy, power density, cooling, rack configuration and other technical specifications.

OUR BUSINESS

        We have developed a proprietary Data Center Operation Management Platform, which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. In addition, we also have self-developed additional operation enhancement tools and technologies, including robots, AI and smart buildings. This system was developed based on our proprietary know-how in customer service and data center operations.

Our Strategies

        We intend to further grow our business and reinforce our leading market position by pursuing the following strategies.

Capitalize on the rising adoption of cloud computing and emerging technologies in China

        We intend to capitalize on the growth of cloud computing in China by further solidifying our position as the preferred data center service provider for cloud service providers by enabling them to expand their data center capacity flexibly and continuously in key markets, while maintaining our operational excellence. In addition, we intend to leverage the operational benefits provided by our unique platform of interconnected data centers in Tier 1 markets hosting leading clouds to become the preferred provider of cloud-related managed services to our enterprise customers.

Expand our unique platform of strategically located, interconnected, high-performance data centers

        We will continue to expand our unique platform of interconnected, high-performance data centers in China's Tier 1 markets. We will undertake build-to-suit projects in other locations in China selected by our customers where there is a feasible opportunity to fulfill their broader requirements. In the next few years, we may expand into overseas markets including Southeast Asia where there is both a desire to work with us and a critical mass of demand from our home market customers.

Strategic sourcing of data center resources to expand our data center platform across markets

        Our resource strategy is multi-faceted. We were one of the first movers among carrier-neutral companies in developing largescale data centers to serve customers in Tier 1 markets and locations outside Tier 1 markets, according to iResearch. Despite the high entry barriers in Tier 1 markets to obtain suitable land, power, and regulatory approvals, among others, we continue to grow organically in these constrained markets by generating continuous supply both directly by ourselves and through creative approaches by working with various partners. We will also supplement our growth by acquiring data centers in Tier 1 markets where there is a strong strategic fit and we can generate acceptable financial returns.

Increase market share by leveraging customer relationships and attracting new customers

        We intend to leverage our market insight and strong customer relationships to further increase our market share. We plan to attract new customers, increase customer spending by upselling more managed services, capture demand for largescale capacity from major customers, and create a network effect around the enterprises and cloud service providers which we host.

OUR BUSINESS

Continue to focus on operational excellence and capital efficiency

        We will strive to remain at the forefront of the data center industry in China by continuing to set benchmarks for operational excellence. We will continue to maintain a high level of customer satisfaction by adopting and automating best-in-class business processes. We will continue to attract and nurture highly skilled employees to strengthen our resource acquisition and operations management capabilities to support our business growth.

        In addition, we will continue to improve our PUE, employ energy conservation technology, and utilize renewable energy whenever it is available to further lower operating costs and reduce our carbon footprint.

Our Business Model

        Our core business operations entail the planning and sourcing of new data centers, developing such facilities, securing customer commitments, providing our colocation and managed services to customers, and maintaining high levels of service and customer satisfaction to develop and maintain long-term relationships with our customers. We focus on developing and operating what we refer to as high-performance data centers. These are data centers that feature large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems.

Sourcing

        Our strong customer and industry relationships offer us insight into the size, timing, and location of future demand which is reflected in our data center capacity development plan. Based on this insight, we aim to secure land and buildings in Tier 1 markets for future development commensurate with anticipated demand for our services. Our in-house team begins sourcing potential sites a few years in advance of planned development. We source new data center capacity by: (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells; (ii) leasing existing data center capacity from third-party wholesale providers; and (iii) acquiring high-performance data centers from other companies.

        Regardless of the source of our data center capacity, we ensure that the facilities meet the high-performance standards required by our target customers.

Construction

        After procuring greenfield or brownfield sites or existing industrial buildings or purpose-built building shells, we design and, through cooperation with developers, contractors, and suppliers, build out the facility to achieve our advanced design and high technical specifications.

        We take a modular approach to developing, commissioning, equipping and fitting out of facilities, so that we can cater to a range of customer requirements with regard to redundancy, power density, cooling, rack configuration and other technical specifications. In addition, by taking a modular approach, we are able to phase our capital expenditures related to equipping and fitting out individual computer rooms in accordance with proven sales demand or contractual delivery commitments to customers.

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Marketing

        We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Such pre-commitments typically come from anchor customers who require largescale capacity, such as hyperscale cloud service providers and large internet companies. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 39.0%, 48.4%, 63.6%, 66.1% and 62.3% as of December 31, 2017, 2018 and 2019 and as of June 30, 2019 and 2020, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high commitment rates for each of our data centers.

        Due to the strength of customer demand, for certain sites, we deliberately do not seek pre-commitments, in order to reserve sufficient capacity for our financial institution and large enterprise customers who typically procure with a shorter lead time once data centers are in service. This also helps to ensure that we have sufficient capacity available to fulfill the anticipated expansion requirements of strategic customers who we are already serving in the same location. As a result of this sales approach, some of our data centers under construction and in service have lower pre-commitment and commitment rates, respectively.

Delivery

        Once construction is complete, and the data center enters service, we re-categorize area under construction as area in service.

        Anchor customers with largescale commitments typically move in over a period of 12 to 24 months, whereas financial institutions and large enterprise customers typically move in over a period of three to six months. Such move-in periods are common in our industry, according to iResearch. The longer move-in period for anchor customers is due to the larger scale of their deployments and operational models, under which they increase utilization of committed data center capacity in multiple phases and in-line with the increasing load on their IT systems. During such move-in periods, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in the sales agreements. Such minimum billable amount typically steps up over time. In practice, during the move-in period, most customers' actual usage and billing is higher than the minimum. Customers are not allowed to terminate their sales agreements before the end of the move-in period. See "Our Business—Our Customers—Sales Agreements." The portion of area committed by customers which is revenue generating is referred to as area utilized. As a result of the flexibility granted to customers to use part or all of the services during the move-in period, some of our data centers have lower utilization rates.

Commitment and Utilization Rates

        Our business model provides us with high levels of revenue visibility due to the long-term nature of our customer agreements and substantial backlog. Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). As of December 31, 2017, 2018 and 2019 and June 30, 2020, we had

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backlog of 40,815 sqm, 75,417 sqm, 108,856 sqm and 140,299 sqm, respectively. The increase in backlog across these periods was primarily due to higher levels of customer commitments and pre-commitments. We endeavor to provide high levels of customer service, support, and satisfaction so as to maintain long-term customer relationships and high rates of agreement renewals for our services. We had a very low incidence of sales agreements that expired without renewal or terminated early, as evidenced by our average quarterly churn rate of 2.1%, 0.9%, 0.5% and 0.6% for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively.

        For our in-service data centers, we aim to maintain high levels of long-term commitment and utilization rates. We had commitment rates for our area in service (excluding joint venture data centers) of 91.8%, 94.9%, 91.9% and 94.1% as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. We had utilization rates for our area in service (excluding joint venture data centers) of 60.9%, 67.6%, 69.0% and 72.5% as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed. Until the end of the move-in period, the area committed is not fully categorized as area utilized.

        Due to the typical time lag for move-in, our continual expansion of our data center capacity, and the high proportion of anchor customers with largescale commitments, we expect that our utilization rate will continue to lag behind our commitment rate. For data centers that have been in operation for a longer period of time, the commitment rate and utilization rate will tend to converge, as customers have fully moved in.

Our Data Centers

        Our data centers are largescale, highly reliable and highly efficient facilities that provide a flexible, modular and secure operating environment in which our customers can house, power and cool the computer systems and networking equipment that support their mission-critical IT infrastructure. We install large power capacity, together with engineering technologies to optimize PUE, enabling our customers to deploy their IT infrastructure more efficiently and reduce their operating and capital costs.

        We develop and operate our data centers predominantly in and around Shanghai, Beijing, Shenzhen, Guangzhou, Hong Kong, Chengdu and Chongqing, the primary financial, commercial, industrial and communications hubs in each region of China. We refer to the areas in and around these hubs as Tier 1 markets. Our customers typically use our data centers in Tier 1 markets to house their mission-critical, latency-sensitive data and applications. Our data center locations provide convenient access for our customers and, furthermore, the extensive multi-carrier telecommunications networks in these markets enable our customers to enhance the performance and lower the cost of connectivity to our facilities. We also build-to-suit and operate data centers at other locations selected by our customers in order to fulfill their broader requirements.

        In the first half of 2020, we commenced construction of seven new self-developed data centers with a total net floor area 63,643 sqm. As of June 30, 2020, we had an aggregated net floor area under construction of 133,208 sqm, 62.3% of which was pre-committed. In the first half of 2020, we completed construction and brought into service four new self-developed data centers with a total net floor area of 21,128 sqm, acquired BJ10, BJ11 and BJ12 with a net floor area of 19,927

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sqm which were in service when acquired. As of June 30, 2020, we had an aggregate net floor area of 266,260 sqm in service, 94.1% of which was committed and 72.5% of which was utilized. In addition to the above, in the first half of 2020, we also commenced construction of three joint venture data centers with a total net floor area of approximately 11,665 sqm under construction. As of June 30, 2020, we had three joint venture data centers under construction with an aggregate net floor area of 11,665 sqm and three joint venture data centers in services with an aggregate net floor area of 11,665 sqm. As of June 30, 2020, the joint venture data centers were 100% committed or pre-committed.

        The following table presents certain information relating to our data center portfolio

        (excluding joint venture data centers) as of June 30, 2020:

(Sqm)	Area in service(1)	Area under construction(1)	Area held for development
Location(2)
Greater Shanghai	77,073	48,270	122,082
Greater Beijing	77,674	70,877	64,830
Greater Bay Area-Mainland	69,023	7,000	74,156
Greater Bay Area-Hong Kong region	—	7,061	7,440
Chengdu/Chongqing	14,512	—	54,506
Other	18,468	—	—

Total	256,750	133,208	323,014

Type
Self-developed	256,750	133,208	323,014
Third-party	9,510	—	—

Total	266,260	133,208	323,014

Notes:

(1)
Excludes approximately 11,665 sqm net floor area relating to three joint venture data centers in service, 100% of which were committed and approximately 11,665 sqm net floor area relating to three joint venture data centers under construction, 100% of which were pre-committed as of June 30, 2020.

(2)
Greater Shanghai includes the area in and around Shanghai such as Kunshan and Changshu. Greater Beijing includes the area in and around Beijing such as Langfang. Greater Bay Area-Mainland includes Guangzhou, Shenzhen and Huizhou. Greater Bay Area-Hong Kong region includes Hong Kong and Macau.

        As of June 30, 2020, our total area committed (excluding joint venture data centers) and pre-committed was 333,461 sqm, of which 250,467 sqm and 82,994 sqm related to data centers in service and under construction, respectively.

Self-Developed Data Centers

        As of June 30, 2020, we operated 42 self-developed data centers with an aggregate net floor area of 256,750 sqm in service. As of the same date, we had another 17 new self-developed data centers with an aggregate net floor area of 133,208 sqm under construction. In addition, as of June 30, 2020, we had an estimated aggregate developable net floor area of approximately 323,014 sqm held for potential future development in Tier 1 markets and have secured a further estimated aggregate developable net floor area of approximately 30,000 sqm area held for potential future development in Tier 1 markets subsequent to June 30, 2020.

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        High-Performance Features.    Our self-developed data centers generally feature:

  •
  High Availability.  Over 90% of our self-developed data center capacity in service and under construction is equipped with 2N redundant delivery paths for power, cooling and other critical systems. 2N redundancy entails significant additional up-front investment and decreases the yield of net floor area in a building of a given size. By installing 2N redundancy and operating our facilities to the highest standards, we are able to satisfy the requirements of the most demanding customers for housing their mission-critical IT infrastructure.

  •
  High Power Density.  Our self-developed data center capacity in service and under construction has an average power density of approximately 2.2 kW/sqm, which we believe is far above the average for data centers in China. High power density must be incorporated into the data center design from inception and entails increased development cost per sqm of net floor area. By installing high power density, we enable our customers to deploy their IT infrastructure more efficiently and to optimize their IT infrastructure performance. This is of particular importance to hyperscale cloud service providers and large internet customers as it reduces their IT investment and operating costs.

  •
  High Power Efficiency.  Our self-developed data centers are designed to achieve high power efficiency, which is expressed conversely by a low PUE ratio. Our self-developed data centers had around 1.25-1.4 times PUE on average in stabilized operation, which we believe is significantly below the average for data centers in China. High power efficiency reduces operating costs, for the benefit of our customers and ourselves, and reduces our carbon footprint. A low PUE ratio is of particular importance to hyperscale cloud service providers and large internet customers who have the most demanding performance targets.

        In addition to the high-performance features described above, our data centers provide flexible fit-out, sufficient floor load bearing strength and clear slab-to-slab height to support dense deployment of IT hardware, multiple layers of physical security, early fire detection monitoring and fire suppression systems, diverse connectivity, and other amenities.

        We believe that this combination of high availability, high power density, high power efficiency and other features enables us to serve the most sophisticated and demanding users of data center services who seek cost efficient solutions for their requirements, without compromise on performance across multiple operating parameters.

        Types of Data Centers.    We have a diversified and flexible approach to developing our data center portfolio. We categorize our self-developed data centers into the following three types:

  •
  Purpose-Built.  Purpose-built data centers are facilities which are designed and constructed specifically for use as data centers. Our purpose-built facilities comprise those that we design ourselves and for which we directly oversee the construction and fit out, as well as certain of the facilities that we lease or have acquired from third parties. Purpose-built and build-to-suit facilities represent approximately 43.9% by aggregate net floor area of our self-developed data centers in service and under construction as of June 30, 2020.

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  •
  Converted.  Conversion involves repurposing existing industrial buildings for use as data centers. We undertake conversions in order to fulfill demand where time-to-market and site opportunity do not allow us to purpose-build. We carefully select such buildings based on their suitability for use as data centers. We design and construct to the same high technical specifications as our purpose-built data centers, so as to ensure that the end product is of a comparable standard. Converted facilities represent approximately 56.1% by aggregate net floor area of our self-developed data centers in service and under construction as of June 30, 2020.

  •
  Build-To-Suit.  Build-to-suit data centers are facilities which are located in other locations to fulfill the broader requirements of our strategic customers. We develop and operate build-to-suit projects independently, as well as through the joint ventures which we are establishing with GIC. The projects are typically greenfield developments on the customer's own campus.

        Data Center Tenure.    We hold our self-developed data center buildings either through direct ownership or lease. In China, land cannot be owned outright, but is secured through land use rights. For data center buildings which we own, we have the right to use the underlying land for up to 50 years, which is the longest permissible period, except for our Guangzhou Land where the period of the land use right is 20 years, plus ownership of the buildings and other fixed assets comprising the data center. In Hong Kong, almost all the land is leasehold land leased from the Hong Kong government. The tenure of the relevant government leases for the two parcels of brownfield land where our HK1 and HK2 are located that were purchased by us in 2018 and 2019 respectively will expire in June 2047 and the residue of the term of years of the relevant government leases is approximately 27 years. For data centers that we lease, we enter into long-term leases with the owners of the building generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law. However, in the case of the build-to-suit projects which we have undertaken to date, where the owner of the building shell is our customer, the lease term is usually 10 years.

        Stage of Development.    We categorize our data centers, and the corresponding net floor area, according to the following stages of development:

  •
  In Service.  Data centers are categorized as in service once the construction of the building is complete, critical systems have been installed, the facility has passed rigorous integrated system testing, government approvals for operation are obtained, and one or more computer rooms have been fully equipped and fitted out ready for utilization by customers. Once this stage has been reached, we categorize the entire net floor area of the data center (or phase of a data center) as area in service, including the net floor area of computer rooms, if any, which may require additional capex for equipping and fitting out prior to utilization by customers.

  •
  Under Construction.  Data centers are categorized as under construction once we have secured control of the site, obtained the necessary construction and other permits, established the design, and building and engineering works are in progress. We also categorize data centers as under construction when the shell and core are being developed by the building landlord under certain circumstances. We usually construct our data centers in a single phase. However, in some cases, we construct data centers in several distinct

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    phases for reasons such as optimal design, sales plan, and timing of activation of power supply. When we successfully secure pre-commitments from customers, we calculate pre-commitment rate based on the area under construction.

  •
  Held for Future Development.  Area held for future development consists of the estimated data center net floor area that we have secured for potential future development by different means, including greenfield and brownfield land which we have acquired or which we expect to acquire pursuant to binding framework agreements with local governments, building shells which we have purpose-built on land which we own, and existing buildings for which we have entered into agreements in connection with the acquisition or lease with the intention of converting or redeveloping into data centers, but which are not actively under construction. Our in-house team begins sourcing potential greenfield and brownfield land several years in advance of planned delivery. We begin construction of a facility from six months to over two years in advance of planned delivery, depending on the complexity of the project. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

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        Self-Developed Data Centers in Service:    The following table sets forth additional details concerning our portfolio of self-developed data centers in service as of June 30, 2020:

Market	Data center	Date ready for service (HHYY)	Type	Tenure	Area in service(4)	Area committed(4)	Commitment rate(1)(4)	Area utilized	Utilization rate(2)
Greater Shanghai	SH1	2H11	Purpose-Built	Leased	6,432	6,300	98%	6,128	95%
	SH2	2H15	Purpose-Built	Leased	7,712	7,617	99%	7,412	96%
	SH3	2H16	Purpose-Built	Leased	7,950	7,943	100%	7,732	97%
	SH4	2H17	Purpose-Built	Leased	8,415	8,304	99%	7,811	93%
	SH5	1H18	Converted	Leased	2,062	1,540	75%	855	41%
	SH6	2H18	Purpose-Built	Leased	7,620	7,181	94%	3,052	40%
	SH7	2H19	Purpose-Built	Leased	6,352	2,110	33%	1,142	18%
	SH8	2H18	Converted	Leased	4,924	4,787	97%	4,447	90%
	SH9	1H19	Converted	Leased	3,330	3,330	100%	3,122	94%
	SH10	1H19	Converted	Leased	3,745	3,745	100%	1,609	43%
	SH11	1H18	Converted	Leased	4,214	4,214	100%	3,216	76%
	KS1	2H10	Purpose-Built	Owned	6,546	6,430	98%	6,161	94%
	KS2	1H20	Purpose-Built	Owned	7,771	7,771	100%	0	0%
Greater Beijing	BJ1	2H15	Converted	Leased	2,435	2,237	92%	2,189	90%
	BJ2	2H17	Converted	Leased	5,819	5,802	100%	5,432	93%
	BJ3	2H17	Converted	Leased	3,144	3,144	100%	3,028	96%
	BJ4	1H19	Converted	Leased	4,695	4,122	88%	1,561	33%
	BJ5	1H19	Converted	Leased	13,366	13,239	99%	11,344	85%
	BJ6	2H19	Converted	Leased	5,965	5,786	97%	2,943	49%
	BJ9	2H19	Converted	Leased	8,029	7,722	96%	7,598	95%
	BJ10	1H20	Converted	Leased	6,440	6,440	100%	6,120	95%
	BJ11	1H20	Converted	Leased	6,471	6,471	100%	6,066	94%
	BJ12	1H20	Converted	Leased	7,016	7,016	100%	2,802	40%
	LF1	2H19	Converted	Leased	4,949	4,949	100%	2,090	42%
	LF6	1H20	Converted	Leased	3,787	3,787	100%	2,060	54%
	LF7	1H20	Converted	Leased	5,558	5,558	100%	0	0%
Greater Bay Area-Mainland	SZ1	2H14	Converted	Leased	4,286	4,272	100%	4,264	99%
	SZ2	1H16	Converted	Leased	4,308	4,308	100%	4,308	100%
	SZ3	2H16	Converted	Leased	2,678	2,655	99%	2,565	96%
	SZ4	2H17	Converted	Leased	4,678	4,678	100%	3,262	70%
	(Phase 1)(3)
	SZ5	2H19	Converted	Leased	20,583	20,583	100%	20,079	98%
	SZ6	2H19	Converted	Leased	2,133	17	1%	0	0%
	GZ1	1H16	Converted	Leased	6,548	6,531	100%	6,526	100%
	GZ2	2H17	Converted	Leased	6,131	6,131	100%	6,069	99%
	GZ3	1H18	Purpose-Built	Leased	7,648	7,648	100%	7,518	98%
	(Phase 1)(3)
	GZ3	2H19	Purpose-Built	Leased	3,423	3,423	100%	2,857	83%
	(Phase 2)(3)
	GZ6	2H19	Converted	Leased	6,608	1,477	22%	35	1%
Chengdu	CD1(5)	1H17	Purpose-Built	Owned	6,262	5,962	95%	4,615	74%
	CD2 (Phase 1)(3)	2H18	Purpose-Built	Owned	8,250	8,250	100%	1,602	19%
Other	ZB1	1H18	Build-To-Suit	Leased	5,132	5,132	100%	4,870	95%
	ZB2	2H18	Build-To-Suit	Leased	4,662	4,662	100%	4,353	93%
	ZB3	2H18	Build-To-Suit	Leased	4,662	4,662	100%	4,240	91%
	ZB4	1H20	Build-To-Suit	Leased	4,012	4,012	100%	3,219	80%

Notes:

(1)
The ratio of area committed to area in service.

(2)
The ratio of area utilized to area in service.

(3)
We are developing our SZ4, GZ3 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the SZ4, GZ3 and CD2 projects.

(4)
Excludes approximately 11,665 sqm net floor area relating to three joint venture data centers in service, 100% of which were committed as of June 30, 2020.

(5)
We developed CD1 in phases, of which phase 1 was in service during the first half of 2011 while the whole data center was completed and in service during the first half of 2017.

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        As of June 30, 2020, 11.2% of our self-developed area in service was in data center buildings which we own and 88.8% was in data center buildings which we lease. Our self-developed area in service had an average power density of approximately 2.0 kW/sqm.

        Apart from the current lease period for our SZ2 data center, which expires in May 2025, in the above table, no other self-developed data center that is leased has a remaining lease period of less than five years. The lease agreement for the SZ2 data center provides that, in the event that the lessee notifies the lessor of the lessee's request to renew the lease within three months prior to the expiration of the foregoing lease term, the lessor will be obligated to renew the lease on the same terms for another five years as long as the rental fee is not lower than the recent highest rental fee under the existing agreement, and not higher than the average rent of similar buildings in the area where the lease property is located. For self-developed data center buildings leased from third parties, we have entered into long-term leases with the owners of the buildings generally for periods of 15 to 20 years, which is the longest permitted lease period under PRC law.

        Self-Developed Data Centers Under Construction.    The following data table presents certain information relating to our self-developed data centers under construction as of June 30, 2020:

Market	Data center	Estimated date ready for service (HHYY)	Type	Tenure	Area under construction(2)	Area pre- committed	Pre- commitment rate(1)(2)
Greater Shanghai	KS3	2H20	Purpose-Built	Owned	5,290	5,290	100%
	SH12	2H20	Purpose-Built	Leased	3,653	3,653	100%
	SH13	2H20	Converted	Leased	6,493	4,250	65%
	SH14	2H20	Converted	Owned	11,040	7,000	63%
	SH15	2H20	Converted	Leased	1,518	1,518	100%
	SH16	2H20	Converted	Owned	3,000	0	0%
	SH17	1H21
	(Phase 1)(3)		Converted	Owned	6,188	6,188	100%
	CS1	2H21	Purpose-Built	Owned	11,088	6,060	55%
Greater Beijing	BJ7	2H20	Converted	Leased	11,116	3,857	35%
	BJ8	1H21	Converted	Leased	10,911	10,911	100%
	LF2	2H20	Converted	Leased	4,859	4,859	100%
	LF3	1H21	Purpose-Built	Owned	11,664	11,664	100%
	LF4	2H21	Purpose-Built	Owned	14,832	7,416	50%
	LF5	2H21	Purpose-Built	Owned	14,832	7,665	52%
	LF8	2H20	Converted	Leased	2,663	2,663	100%
Greater Bay Area-Mainland	GZ4	1H21	Converted	Leased	7,000	0	0%
Greater Bay Area-Hong Kong Region	HK1	2H22	Purpose-Built	Owned	7,061	0	0%

Notes:

(1)
The ratio of area pre-committed divided by the area under construction.

(2)
Excludes approximately 11,665 sqm net floor area relating to three joint venture build-to-suit data centers under construction, 100% of which were pre-committed as of June 30, 2020.

(3)
We are developing our SH17 data center in phases. The categorization of data centers by stage of development is applied to each phase of SH17 project.

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        As of June 30, 2020, 63.8% of our self-developed area under construction was in data center buildings which we own and 36.2% was in data center buildings which we lease. Our self-developed area under construction had an average power density of approximately 2.6 kW/sqm.

        Self-Developed Data Center Capacity Held for Future Development.    We have also secured data center capacity that we classify as held for future development. We have acquired land and entered into binding framework agreements with local governments for further land acquisitions, and we have entered into agreements in connection with the acquisition and lease for buildings which could potentially be developed into data centers with an estimated aggregate developable net floor area of approximately 323,014 sqm in Tier 1 markets as of June 30, 2020.

        Self-developed data center capacity held for future development in Tier 1 markets includes the following:

  (i)
  SH17 Remaining Phases, which is the remaining capacity of an existing industrial building in Shanghai Pujiang Land we previously acquired;

  (ii)
  Shanghai Pujiang site Remaining Phases, which we acquired together with SH16 and SH17, is held for future development;

  (iii)
  Changshu Land Phase 1 (except for CS1), which is the remaining capacity of a site in Changshu for which we have acquired the land use right;

  (iv)
  Changshu Land Remaining Phases, for which we have signed a binding framework agreement with the local government. Under to the framework agreement the government commits to initiate the sales process for acquiring the land use right and provide assistance to us in obtaining necessary government approvals and resources for the construction and operation of the project and to allocate power capacity, and we commit to invest in developing the land for data center use and to generate taxable income. The land is reserved subject to the completion of land expropriation and relocation, satisfaction of other grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures;

  (v)
  KS4, a site in Kunshan which we have leased and which is approximately 6 kilometers from our existing KS1, KS2 and KS3 data centers;

  (vi)
  Langfang Land Site 1 Phase 3, for which we have signed a binding framework agreement with the local government. Under the framework agreement, the government commits to initiate the tender, auction or listing-for-sale process for the acquisition of the land use right and to provide assistance to us in obtaining the necessary government approvals and resources (including water supply, power supply, heating supply, among others) for the construction and operation of the project, and we commit to invest in developing the land for data center use and to generate taxable income. The major commitments of the government and us are subject to the completion of land expropriation and relocation, satisfaction of other grant conditions and subsequently entering into a land use right grant contract through relevant tender, auction or listing-for-sale procedures;

  (vii)
  Langfang Land Site 2, adjacent to our Langfang Land Site 1, for which we have acquired land use rights;

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  (viii)
  LF9, a site in Langfang, located approximately 50 kilometers from Beijing, for which we acquired the project company in June 2020;

  (ix)
  SZ4 (Phase 2), an existing building in Shenzhen which we have leased and which we are developing in two phases;

  (x)
  a site in Guangzhou for which we have entered into a land use right grant contract; (xi) GZ3 (Phase 3), which is an extension of an existing building in Guangzhou which we have leased and are developing in three phases;

  (xii)
  HZ1, which is an existing building in Huizhou, Guangdong Province, China that we have leased;

  (xiii)
  SZ7, which is a site in Shenzhen that we have leased;

  (xiv)
  HK2, which is a brownfield site in Hong Kong nearby HK1 which we have acquired and intend to redevelop;

  (xv)
  CD2 (Phase 2), which is an extension of an existing building shell in Chengdu which we own and are developing in two phases;

  (xvi)
  CD3, which is a site in Chengdu adjacent to CD1 and CD2 for which we have secured land use rights; and

  (xvii)
  a Chongqing site, for which we have acquired land use rights.

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        The following table presents certain information relating to our self-developed data centers held for future development in Tier 1 markets as of June 30, 2020:

Market	Data center	Tenure	Area held for future development (sqm)
Greater Shanghai	(i) SH17 Remaining Phases	Owned	13,468
	(ii) Shanghai Pujiang site Remaining Phases	Owned	50,500
	(iii) Changshu Land Phase 1 except for CS1	Owned	21,763
	(iv) Changshu Land Remaining Phases	Owned	32,851
	(v) KS4	Leased	3,500
Greater Beijing	(vi) Langfang Land Site 1 Phase 3	Owned	30,000
	(vii) Langfang Land Site 2	Owned	24,000
	(viii) LF9	Leased	10,830
Greater Bay Area-Mainland	(ix) SZ4 (Phase 2)(1)	Leased	5,268
	(x) Guangzhou Land	Owned	34,200
	(xi) GZ3 (Phase 3)(1)	Leased	3,441
	(xii) HZ1	Leased	12,533
	(xiii) SZ7	Leased	18,714
Greater Bay Area-Hong Kong Region	(xiv) HK2	Owned	7,440
Chengdu/Chongqing	(xv) CD2 (Phase 2)(1)	Owned	11,286
	(xvi) CD3	Owned	10,220
	(xvii) Chongqing	Owned	33,000

Note:

(1)
We are developing our SZ4, GZ3 and CD2 data centers in phases. The categorization of data centers by stage of development is applied to each phase of the SZ4, GZ3 and CD2 projects.

        As of June 30, 2020, 83.2% of our Tier 1 market self-developed area held for future development was related to property which we own or expect to own pursuant to binding framework agreements and 16.8% was related to property which we lease or expect to lease pursuant to the relevant binding agreements.

        The following table presents certain information relating to our self-developed data centers that have a further aggregate developable net floor area of approximately 30,000 sqm area held for future development in Tier 1 markets which we secured subsequent to June 30, 2020:

Market	Data center	Tenure	Area held for future development (sqm)
Greater Shanghai	KS5	Leased	6,400
	KS6	Leased	6,400
Greater Beijing	BJ13	Owned	18,000

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        Between August 2019 and June 2020, we have entered into several framework agreements or equivalent legal documents with relevant local governments and development agencies with a view to potentially acquiring the land use rights for certain parcels of land for the development of data centers in (i) Wulanchabu, located approximately 300 kilometers from Beijing, and (ii) Nantong, located approximately 100 kilometers from Shanghai. The acquisition of such land use rights is subject to execution of definitive agreements. We expect that the consummation of these acquisitions would provide us with additional developable net floor area of approximately 34,000 sqm in locations outside Tier 1 markets. The developable net floor area estimates are subject to a number of contingencies and uncertainties.

Third-Party Data Centers

        In addition to operating and providing services in our self-developed data centers, we also provide data center services with respect to net floor area that we lease from third-party data center providers on a wholesale basis and use to provide colocation and managed services to our customers. For this kind of facility, we typically enter into leases for fixed terms of three to ten years. As of June 30, 2020, we operated capacity at approximately 19 third-party data centers with an aggregate net floor area of 9,510 sqm in service.

        The third-party data centers where we lease capacity on a wholesale basis were not purpose-built or converted according to our design and technical specifications. However, on a selective basis, we may carry out improvement work at third-party data centers in order to attain the performance levels required to serve our customers. In particular, one of our third-party data centers is a facility in which we leased increasing amounts of space over time, so that we now lease the entire data center. As we accumulated leased data center capacity in the data center over time, and we never conducted any comprehensive conversion or repurposing of the facility, we continue to categorize that data center as a third-party data center.

Joint Venture Data Centers

        In August 2019, we entered into a strategic cooperation framework agreement with GIC to develop and operate ten hyperscale build-to-suit data centers in locations outside Tier 1 markets in China for a leading internet and cloud service provider, which is a strategic customer of us. In parallel with the strategic cooperation framework agreement, we also signed a memorandum of understanding with the same strategic customer to develop seven build-to-suit data centers at several of its campuses serving different regions of China, including Nantong, Jiangsu Province, Heyuan, Guangdong Province and Wulanchabu, Inner Mongolia Autonomous Region. According to the strategic cooperation framework agreement, we will set up individual project companies to undertake the development of each data center and own 100% during the construction phase. Upon completion of each data center, subject to certain conditions, we will sell a 90% equity interest in the project company to GIC and accordingly the project company will become a joint venture. We will continue to hold the remaining 10% equity interest of the project company and provide management and operating services to the joint venture, and GIC will pay us management fees for our provision of management services. As of June 30, 2020, we had approximately 11,665 sqm net floor area relating to three joint venture data centers in service, 100% of which were committed, and approximately 11,665 sqm net floor area relating to three joint venture data centers under construction, 100% of which were pre-committed. We still held 100% of the equity

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interests in the project companies holding such joint venture data centers as of June 30, 2020, as certain equity transfer conditions had not been met.

Lease Agreements Relating to Our Data Centers

        We enter into leases in connection with our self-developed data centers. In addition, certain third-party data centers in which we lease capacity on a wholesale basis are subject to property lease agreements. Under relevant PRC laws and regulations, lease agreements are required to be registered or filed with the relevant housing authorities. Among the data centers that we lease, including those under construction, the majority of the lease agreements have not been filed with relevant authorities in accordance with the applicable PRC laws and regulations. The failure to register or file the lease will not affect the legal validity of the lease agreements but may subject us to fines. In order to address the situations where the relevant leases have not been registered by the lessors, we have communicated with the relevant lessors with regard to completing the registration of the relevant lease agreements to the extent practicable. However, there is no guarantee that the lessors will respond to our requests or take remedial action with regard to the lack of registration and filing, and we, or the third-party lessors, may be liable if timely rectifications are not made. A portion of any such losses will be recoverable from the lessors according to the terms of certain of the lease agreements. See "Risk Factors — Risks Relating to Our Business and Industry — Our failure to comply with regulations applicable to our leased data center buildings may materially and adversely affect our ability to use such data centers."

Our Services

        We offer a broad range of services including colocation services and managed services, which includes managed hosting services and managed cloud services. We also provide certain other services, including consulting services. We primarily provide colocation services to cloud service providers while we provide both colocation services and managed services to all other customers.

        The following table sets forth a breakdown of our net revenue by service for the periods indicated:

	Years ended December 31,			Six-month periods ended June 30,
	2017	2018	2019	2019	2020
				(unaudited)
	(in thousands of RMB)
Colocation services	1,219,086	2,104,259	3,261,745	1,532,192	2,069,387
Managed service and others	372,774	655,231	832,826	343,848	497,677

Service revenue	1,591,860	2,759,490	4,094,571	1,876,040	2,567,064
IT Equipment sales	24,306	32,587	27,834	990	15,559

Total	1,616,166	2,792,077	4,122,405	1,877,030	2,582,623

Colocation Services

        We offer our customers a highly secure, reliable and fault-tolerant environment in which to house their servers and related IT equipment. Our core colocation services primarily comprise the provision of critical facilities space, customer-available power, racks and cooling. Our customers have several choices for hosting their servers, networking and storage equipment. They can place

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their equipment in a shared or private space that can be customized to their requirements. We offer a variety of power options to suit individual customer requirements, including high power density racks. In some instances, colocation customers will request that we provide IT equipment for their use in our data centers. In such cases, we will sell such IT equipment to the colocation customer.

        Our data centers are high-performance, with high availability, high power density and high power efficiency, which combination is critical to satisfying the most demanding needs of hyperscale customers. Our IT infrastructure platform of interconnected data centers is located strategically in and around Tier 1 markets, enabling high performance while lowering connectivity costs. Our ecosystem has attracted all leading public cloud service providers to our platform and thereby offers value to enterprises that have hybrid clouds or need to connect to cloud service providers. For these reasons, we believe our colocation services are innovative.

Managed Services

        Managed Hosting Services.    Our managed hosting services comprise a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services includes business continuity and disaster recovery, or BCDR, solutions, network management services, data storage services, system security services, operating system services, database services and server middleware services. Our managed hosting services are tailored to meet the specific objectives of individual customers. We help our customers reduce their costs, re-engineer existing processes, improve the quality of service delivery and realize a better return on their investment.

        Our network management services help our customers to design and maintain their private network systems. Our data storage services provide storage architecture design and customization for specific requirements. Our system security services include identity and access control, firewall management, intrusion protection and vulnerability protection services. Our operating system services provide pro-active administration, management, monitoring and reporting across a wide range of operating systems. Our database services provide database customization and performance tuning operation, administration and monitoring services across a range of database platforms. Our server middleware services provide customization and performance tuning services across a range of platforms. We also offer consulting services for customers who request additional know-how and guidance relating to disaster recovery and other aspects of our managed hosting services. Our managed hosting services are provided on a continuous basis over the term of the agreement.

        Managed Cloud Services.    The adoption of cloud computing continues to rise and has become a key element of IT strategy for enterprises globally. We believe that our data centers are well-suited for the hosting of cloud platforms. As a result, we have succeeded in attracting most of the largest cloud service providers in China to colocate their public cloud platforms in our data centers.

        The presence of major public cloud platforms in our data centers enables us to offer our enterprise customers direct private connection to high capacity cloud resources of their choosing across our network infrastructure. We are able to provide such services at minimal incremental cost, while enabling our customers to enjoy a number of critical operational benefits as a result,

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such as high reliability, high flexibility, and high efficiency. We also assist our enterprise customers to access cloud resources by providing and reselling public cloud services offered by major cloud service providers, including certain of our major customers. This has the added benefit of assisting our cloud service provider customers with their route to market.

        Large enterprises are increasingly deploying a combination of multiple private, hosted, or public cloud services, a configuration known as hybrid cloud. While this configuration can provide enterprises with greater flexibility, scalability, security and cost efficiency, it also presents new challenges in integrating and operating multiple systems. Leveraging our long track record as a provider of IT managed services, we are developing an innovative service platform to assist our enterprise customers to integrate and control every aspect of their hybrid cloud computing environment across their private servers and one or more public cloud service providers. In addition, we offer consulting services for customers who request additional know-how and assistance concerning the implementation of cloud-based solutions, such as migration from physical to cloud-based hosting. As part of the offering, we also provide our customers with cloud resources.

Data Center Sourcing and Development

        We believe that the size, location, and quality of our facilities are key to maintaining our competitiveness. We apply the same rigor to the process of sourcing, design and construction as we do to our operations. We have a substantial in-house team dedicated to sourcing, feasibility analysis, technical design, costing and project management. The process is comprised of the following steps:

  •
  Planning and Sourcing.  Our strong customer and industry relationships, combined with our data center presence in key markets in each region and direct sales force, afford us insight into the size, timing, and location of future demand. We incorporate this insight into a multi-year resource plan for our key markets. Our in-house team begins sourcing potential sites a few years in advance of planned delivery. We seek to secure sites both in close proximity to central business districts or to areas where there is a concentration of enterprise operations centers so as to satisfy the location preferences of our target customer segments. We consider both greenfield sites when available, and also existing industrial buildings suitable for conversion. We require security of tenure for a minimum of ten years. Our team works closely with local government authorities to obtain necessary permits and approvals, with electric utilities to obtain sufficient power infrastructure and supply, and with telecommunications carriers to ensure multi-carrier connectivity to our data centers. We generally seek to secure sites that can support a net floor area of at least 5,000 sqm per data center building and sufficient power capacity to fulfill the requirements of the customer segments which we expect to serve in the facility.

  •
  Design and Construction.  We undertake the technical design, specification and costing in-house as we believe that these are important to ensuring the data center meets our strategic requirements. This also enables us to achieve a high level of design standardization. We continuously study new engineering and technologies to maintain an advanced design. Our in-house team also takes responsibility for construction project management, which includes scheduling, vendor selection, procurement, budget control and cost analysis, and quality supervision and assurance. We believe that these elements are

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    important to ensure the project is completed on time, within budget and to the required quality standard. We begin construction of a facility from six months to over two years in advance of planned delivery, depending on the complexity of the project.

  •
  Commissioning and Fit Out.  After the shell and core of a building are completed, we work with our contractors and suppliers to make the data center ready for service. This involves: (i) obtaining necessary operating permits and approvals; (ii) equipping and fitting out the critical facilities area for utilization by customers; and, (iii) pre-operational testing, also referred to as commissioning, to ensure that the facility is fully functioning and capable of providing the required service levels. We have a team dedicated to testing and commissioning before operations commence.

Operations

        We have separate teams for data center operations and service delivery. Our data center operations team is responsible for directing, coordinating and monitoring the daily operation of our data center facilities. Our service delivery team is responsible for delivery of the services which we provide to customers on a 24/7 basis. Our teams are deployed in regional operations centers, as well as on site, in order to provide two layers of management and support. We outsource part of the above operations and service delivery, primarily on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery to reputable third-party service providers.

        We undertake in-house all technical functions which impact data center performance, including floor planning, equipment lifecycle management, optimizing data center efficiency, surveillance of the critical facilities environment and network performance, incident response management and rectification. We also undertake in-house substantially all activities which have a direct bearing on customers, including support for setting up customer IT equipment, remote hands services, outsourced IT operations, incident and compliance reporting, and response to customer requests.

        We have developed a proprietary Data Center Operation Management Platform which provides real-time information on many aspects of data center operating performance and enables us to streamline our data center management processes. We have also developed robust operating procedures, protocols and standards which enable us to meet or exceed the performance and quality levels specified in our service level agreements, or SLAs, with the most sophisticated customers. We have been certified ISO9001, ISO20000 and ISO27001 for more than ten years, and received certification for ISO 22301 in September 2016. As of June 30, 2020, we had 12 data centers awarded with "Management and Operations ("M&O") Approved Site" awards by the Uptime Institute, an unbiased advisory organization focused on improving the performance, efficiency, and reliability of business-critical infrastructure. In 2018, we signed a three-year framework contract with the Uptime Institute to support continuous verification of operation and maintenance capabilities of our data centers. At the same time, in order to verify the unified regional operation and management capability based on our Data Center Operation Management Platform, the Uptime Institute also awarded the regional "M&O Approved Site" to GDS. We believe that our standard of data center operations, which reflects our history and culture as an IT service provider, set us apart from many data center service providers in China.

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Our Customers

        We had one customer that generated 25.2% of our total net revenue in 2017 and two customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. We had two customers that generated 26.7% and 18.6% of our total net revenue, respectively, in the six months ended June 30, 2020. No other customer accounted for 10% or more of our total net revenue during those periods.

        We consider our customers to be the end users of our services because: (i) we are selected as vendor by our end users; (ii) we negotiate and agree all aspects of the sales agreements with our end users, including scope of work, pricing and other commercial terms, design, specification, and customization of the parts of the facility which they will use, delivery schedule, and extensive service level parameters; (iii) we work directly with our end users on the delivery, installation, cabling, testing, operation, and monitoring of their IT systems; and (iv) we generally reconcile with our end users the amount of services (including net floor area and power) which they have used and the financial amount billable for each billing period. We may enter into sales agreements directly with our customers or, at the customer's request, provide services to our customers through agreements with intermediate contracting parties, such as the major PRC telecommunications carriers. We understand our customers may request us to provide services to them through the major PRC telecommunications carriers for commercial reasons, and it is a common practice in the industry, according to iResearch. When a PRC telecommunications carrier acts as an intermediate contracting party, we bill them and collect cash payment from them. We have long-standing relationships with all the major PRC telecommunications carriers who are both intermediate contracting parties for the sale of our services to our customers, as well as partners providing network services to our customers and, to a significantly lesser extent, end users of our services.

        As of June 30, 2020, we served 673 customers, including hyperscale cloud service providers and large internet companies, a diverse community of PRC and foreign financial institutions as well as telecommunications carriers and IT service providers and large domestic private sector and multinational corporations, many of which are leaders in their respective industry verticals. We host the largest PRC and global public cloud platforms operating in China, some of which are present in multiple GDS data centers.

        Our cloud service provider, large internet, financial institution and enterprise customers accounted for 71.8%, 17.0%, 6.1% and 5.1% of our total area committed (excluding joint venture data centers) as of June 30, 2020, respectively. Our two largest customers accounted for 33.4% and 21.6%, respectively, of our total area committed (excluding joint venture data centers) as of June 30, 2020. No other customer accounted for 10% or more of our total area committed as of that date.

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        The following table presents the total area committed (excluding joint venture data centers) of our top five customers, all of which are cloud service providers or large internet companies, as of June 30, 2020:

Customer	Total area committed (sqm)(1)(2)	Total area committed (%)(2)
Customer 1	111,230	33.4%
Customer 2	71,988	21.6%
Customer 3	23,182	7.0%
Customer 4	19,370	5.8%
Customer 5	19,164	5.7%

Notes:

(1)
Represents the sum of area committed and area pre-committed by each of these customers. (2) Excludes joint venture data centers.

        We endeavor to establish strategic relationships with key customers, particularly hyperscale cloud service providers and large internet companies who have large data center capacity requirements and who can help enhance the value of our data center ecosystem.

Sales Agreements

Contract Term

        A substantial majority of our sales agreements are for multi-year service periods. Agreements with our cloud service provider and large internet customers typically have service periods of three to ten years, while agreements with our financial institution and enterprise customers typically have service periods of one to five years. The service period starts either on a date specified in the sales agreement, or within a specific time period when the data center is ready for the customer's use and the customer has accepted delivery in accordance with the provisions of the sales agreements.

Pricing Structure

        We have two main pricing structures depending on the preferences of individual customers. Most of our sales agreements with our cloud service provider and large internet customers have unbundled pricing. Under such pricing structure, we charge our customers for the right to use a specific amount of net floor area, power capacity and other services. In addition to which, we also charge our customers based on the actual amount of power which they consume. Unbundled pricing is often expressed as a price per square meter or a price per kilowatt for the right of use and a price per kilowatt/hour for power consumed. Most of our sales agreements with our financial institution and large enterprise customers have bundled pricing. Under such pricing structure, we charge our customers for the right to use a specific amount of net floor area, power capacity and other services, without any additional charge for power consumed as long as their actual power usage does not exceed a stated limit. Bundled pricing is often expressed as a price per rack or cabinet. Under both unbundled and bundled structures, the unit price which we charge per square meter, per kilowatt, per rack or cabinet is generally fixed over the term of the sales agreement, except for permitted adjustments when input power tariffs change. We do not charge any fee for reserving or committing capacity prior to the commencement of the service period.

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Move-in Period

        Commencing at the start of the service period our sales agreements typically provide for a flexible move-in period. During such period, customers have the right to use part or all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in such sales agreements. Such minimum billable amount typically steps up over time. In practice, during the move-in period, most customers' actual usage and billing is higher than the minimum. Our sales agreements with anchor customers with largescale commitments typically allow for a move-in period of 12 to 24 months, whereas our sales agreements with financial institutions and large enterprise customers typically allow for a move-in period of three to six months. Such move-in periods are common in our industry, according to iResearch.

Contract Renewal and Termination

        Most of our sales agreements provide for automatic renewal at the end of the service period, subject to mutual agreement of renewal terms.

        Many of our sales agreements give customers the option of early termination after the end of the move-in period, subject to a notice period of one to six months and payment by the customer of specified costs and penalties. In certain cases, we are entitled to a substantial amount of early termination damages equivalent to up to 12 months' service fee, in addition to payment for our services already provided before such early termination. Customers may also terminate the sales agreements if we fail to perform the contracted services. In this circumstance, customers are generally required to notify us of their intention to terminate and to allow us a period of time to rectify any service failure.

        We had a very low incidence of sales agreements that expired without renewal or terminated early, as evidenced by our average quarterly churn rate of 2.1%, 0.9%, 0.5% and 0.6% for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively.

Billing

        We generally bill customers on a monthly or quarterly basis in arrears. On a monthly basis, we recognize revenue as service is rendered in the period. As we are billing in arrears, this results in unbilled receivables between the time when we have the unconditional right to the consideration for the services we provided to our customers (i.e. billable revenue) and the time when we actually bill our customers. Once we issue the bill at the end of the monthly or quarterly billing period, it becomes a billed receivable and then we collect cash payment. This is a recurring cycle and it is common in businesses which provide services on a long-term contract basis, recognizing revenue as services are rendered and billing in arrears. We have a very low incidence of doubtful accounts and write-offs. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to manage effectively or collect our accounts receivable, our results of operations, financial condition and liquidity may be adversely affected." During the years ended December 31, 2017, 2018 and 2019, and the six-month period ended June 30, 2020, we recorded nil, RMB241 thousand, RMB133 thousand, and RMB452 thousand of allowance for doubtful accounts in 2017, 2018, 2019 and the six months ended June 30, 2020, respectively and only recorded a write-off of RMB382 thousand in 2019.

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Our Suppliers

        Our five largest suppliers accounted for less than 60% of our purchases for each of the three years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020; and none of them individually accounted for more than 30% of our annual purchases over this same period.

Sales and Marketing

        Sales.    Our sales activities are mainly conducted through our direct sales force. We organize our direct sales force into four geographic regions, Northern China, Southern China, Eastern China and South-western China. We incentivize our sales force to meet their annual targets through performance-based bonuses. For new customers, our sales cycle typically begins with creating a sales plan for a particular region or industry and then identifying new customers in these regions or industries. We also receive referrals from our vendors and other relationships, and often our reputation attracts customers to our services without any directed sales efforts. For our existing customers, our sales team focuses on identifying upsell opportunities.

        Many of our customer agreements are won through a competitive bidding process. For new customers, the bidding process begins with evaluation of the potential customer's requirements. We formulate a service proposal based on these requirements. Our team representing multiple departments prepares a proposal to meet the required service scope and level. We negotiate the agreement and service details.

        Marketing.    To support our sales effort and to actively promote our brand, we conduct wide-ranging marketing programs. Our marketing strategies include active public relations and ongoing customer communications programs. We participate in a variety of IT industry and financial services industry conferences and workshops to raise awareness about the value of data center services. We also build our brand recognition by participating in industry and government workshops and industry standard-setting bodies, such as the China National Institute of Standardization Committee on Disaster Recovery for Information Systems.

Innovation, Technology and Intellectual Property

        We employ a modular approach to developing, commissioning, equipping and fitting out our data center facilities. This approach allows us to cater to a range of customer requirements with regard to redundancy, power density, cooling, rack configuration and other technical specifications. The modular approach is an innovative construction technique designed to shorten the development timeline and lower costs, as advocated by leading industry participants. Additionally, we are adopting innovative pre-fabrication technology to further shorten the development period in order to meet the requirements for increasingly larger scale data centers. We were able to develop these innovative approaches as a result of having established and grown our own in-house data center design and construction project management capability, the experience gained through executing a hyperscale development program over multiple years, and by leveraging the know-how of certain of our international strategic partners.

        We operate our data center facilities using a proprietary Data Center Operation Management Platform that was almost entirely developed in-house. It provides real-time monitoring of key operational metrics, allowing for greater efficiency of data center management processes. In

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addition, we have self-developed additional operational enhancement tools and technologies including robots, AI and smart buildings. This system was developed based on our proprietary know-how in customer service and the operation of data centers.

        We rely on a combination of copyright, trademark, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property, such as our proprietary storage and management system, for which we have registered a copyright. We also promote protection through contractual prohibitions, such as requiring our employees to enter into confidentiality and non-compete agreements which are applicable to selected employees.

        As of the October 14, 2020, we had 111 registered computer software copyrights and 91 trademark registrations in China, and one pending trademark application outside China, including registered trademarks for "GDS" and , our figure trademark. As of the October 14, 2020, we had 25 patents granted and 10 patent applications in China, and had registered 13 domain names, including "gds-services.com".

        We derive most our revenues in China and use , our figure trademark, in a majority of our services. We have registered the figure trademark in China in several categories that cover our service areas and we plan to register the figure trademark in China in certain additional categories. We have also registered the pure text of "GDS" as a trademark in several categories that cover our services areas; however, a third party has also registered the pure text of "GDS" as a trademark in certain IT-related services. It is our belief, based on our industrial experience, that our business is different from the services for which the third party registered its trademark. Nevertheless, since the services for which the third party's trademark is registered are also IT-related and could be deemed as similar to ours to some extent, we cannot assure you that a government authority or court will hold the same view with us that such similarity will not cause confusion in the market. In such a case, if we are to use the pure text of GDS as our trademark, we may be required to explore the possibility of acquiring this trademark, or entering into an exclusive licensing agreement with the third party, which will cause us to incur additional cost. See "Risk Factors—Risks Relating to Our Business and Industry—We may be subject to third-party claims of intellectual property infringement."

Seasonality

        Our business is not materially affected by seasonality.

Insurance

        We maintain various insurance policies to safeguard against risks and unexpected events. We have in place insurance coverage up to a level which we consider to be reasonable and which covers the type of risks usually insured by companies on the same or similar types of business as ours in China. Our insurance broadly falls under the following nine categories: construction and installation, work interruption expense due to public health event, business interruption for lost profits, property and casualty, public liability, cyber security liability, directors and officers liability, employer liability and commercial employee insurance.

Competition

        We offer a broad range of data center services and, as a result, we may compete with a wide range of data center service providers for some or all of the services we offer.

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        We compete on the basis of our data center quality, operating track record and differentiated managed service capabilities.

        We primarily compete with other carrier-neutral data center service providers, including:

•
Domestic carrier-neutral data center service providers.  We compete with domestic carrier-neutral data center service providers with a presence in some of our markets, such as 21Vianet, Sinnet, Baosight and AtHub. We believe that we are well-positioned in terms of our operational track record and our ability to: deliver high-performance data center services in all key markets; maintain consistently high facility and service quality; continue capacity expansion in all key markets to accommodate growing demand; and provide differentiated managed service offerings with a unique value proposition.

•
International carrier-neutral data center service providers.  We compete to a lesser extent with foreign carrier-neutral data center service providers such as Equinix, KDDI and NTT Global Data Centers, each of which has a presence in Shanghai and/or Beijing and primarily serves international customers. We believe that we distinguish ourselves by our larger capacity and more extensive market presence across the key economics hubs in China, deep operating knowledge and long track record in the China market, and long-term relationships with the telecommunications carriers.

        We also face competition from the state-owned telecommunications carriers, namely China Telecom, China Unicom and China Mobile. One of the main purposes for which these carriers develop data centers is in order to facilitate the sale of related telecommunications network services. In locations outside of the key economic hubs, these three carriers may sometimes be the only available provider of data center services. We distinguish ourselves from these carriers because we are carrier-neutral, enabling our customers to connect within our facilities with all three carriers based on their cost and/or network and application requirements. Although we compete with carriers for colocation customers, our customers also rely on the connectivity that carriers provide. We believe that we also have a mutually beneficial relationship with these carriers since our data center services often help carriers attract more customers for their telecommunications services.

Risk Management and Internal Control

        We have established risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations.

Information Security Risk Management

        We have established a system comprised of our policy, guidelines and management task force to ensure the security of our and our customers' information. See "—Environmental and Operational Sustainability Initiatives—Information security" for further details.

        We have adopted and published a privacy policy on our website that explains how we collect, use, share and protect personal information. We sign confidentiality agreements with all our employees, customers and suppliers to prevent unauthorized disclosure of information. We also regularly conduct trainings and inspections under the supervision of our management to strengthen information security.

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Anti-corruption Risk Management

        We have anti-corruption compliance policies in place that clearly define requirements for our employees, vendors and suppliers to comply with applicable laws and regulations and act with integrity. See "—Environmental and Operational Sustainability Initiatives—Anti-corruption" for further details.

Business Continuity

        We have established a plan and management system to ensure the continuity of our business. We conduct impact analyses of our business and our customer engagements to identify resources necessary for each line of our business and its potential risks.

        As part of our business continuity plan, we have adopted an emergency operating procedure to and mitigate potential disruptions from power outages, fires or floods, typhoons, other natural disasters and public health events. We conduct an emergency drill on an annual basis and evaluate our performance during the drill to further improve our procedure. We also regularly conduct trainings with relevant personnel to ensure their preparedness to manage emergency situations and handle potential contingencies.

        In order to ensure the availability of our power supplies, energy transmission as well as fire prevention and detection systems, we implement a monthly operating and inspection plan and annual maintenance plan for relevant equipment.

Environmental and Operational Sustainability Initiatives

        As a leading developer and operator of high-performance data centers in China, we are dedicated to delivering cutting-edge, comprehensive data center solutions that offer high power efficiency, guaranteed uptime, a key market footprint, carrier neutrality, and rigorous operating standards. We are equally committed to delivering these solutions in a responsible, transparent manner that drives sustainability and enhances value creation for all our stakeholders.

        Environmental sustainability.    Managing our data centers' energy consumption and corresponding environmental impact is of great importance to us. We use energy conservation technology in our data centers, including recycling excess heat from the heating and ventilation system, and supply to our office area in the data centers or nearby offices. We also use high-efficiency transformers, modular high-efficiency uninterruptible power supplies, and high voltage direct current to reduce energy transmission and distribution loss. Moreover, we developed a customized energy efficiency assessment tool to more precisely manage our data centers' PUE. In 2019, our self-developed data centers achieved an average PUE of 1.25-1.4 times, compared to a global average for data centers of 1.67 times in 2019, according to iResearch.

        We are also making progress in reducing our greenhouse gas emissions by utilizing renewable energy whenever it is available at the location of our data centers. We use hydroelectric energy for our two self-developed data centers in Chengdu and wind power for our four build-to-suit data centers at Zhangbei, Hebei Province. Several of the joint venture data centers in our development program will also use renewable energy. We are actively seeking ways to increase our use of renewable energy, including by potentially contracting directly with renewable energy suppliers.

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        As of June 30, 2020, seven of our self-developed data centers have been recognized and awarded sustainability related certifications by leading domestic and global organizations. Among the seven data centers, three have earned LEED certifications with two having been conferred with a gold award, two have been recognized as National Green Data Center by the MIIT and six have been honored as Green Data Center by Open Data Center Committee (ODCC) including one 5A Level data center, which is regarded as the highest standard of green data center in China. In addition, twelve of our facilities have obtained the Uptime Institute's Management & Operation Stamp of Approval, which is widely recognized as the global standard of excellence for data center reliability, sustainability and efficiency.

        Information security.    We are dedicated to offering our customers first class disaster recovery solutions and efficient high-availability hosting, network, and cloud services. We have established an information security management task force to be responsible for identifying, evaluating, and mitigating potential information security risks related to our business operations. We have formulated GDS cyber security management policy and information security management guidelines, based on the ISO27001 information security management standard, to provide a framework for the protection of information security and all valuable information, data and intellectual property within GDS. Our information security management system assigns detailed areas of responsibility across our Company to ensure the security of information stored in and transmitted through our data centers. We conduct internal and external information security audits on an annual basis. We also invite independent third-party auditors to conduct information security risk assessments on an ad hoc basis.

        Anti-corruption.    We have a zero-tolerance policy for corruption. We operate our business in China and Hong Kong and are thus subject to PRC and Hong Kong laws and regulations related to anti-corruption, which prohibit bribery to government agencies, state or government owned or controlled enterprises or entities, to government officials or officials that work for state or government owned enterprises or entities, as well as bribery to non-government entities or individuals. We are also subject to the FCPA, which generally prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business, along with various other anti-corruption laws.

        We have compliance policies in place that clearly define the company's compliance requirements, including business ethics, vendor access and the acceptance and provision of travel and entertainment and gifts. We have also established an ethics committee under the oversight of the audit committee to supervise matters related to FCPA compliance. Our whistle blowing policy and the related reporting mechanism provide a confidential and protected channel for reporting suspected compliance violations. Regardless of position or location, we require all GDS employees to comply with our anti-corruption compliance policies and attend related trainings to embrace the highest standard on integrity.

        We constantly make improvements to our procurement policies and processes from the compliance perspective, and have implemented measures including conducting supplier due diligence, requiring our suppliers to enter into non-disclosure agreements and make commitments to act with integrity.

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        Employment and talent development.    We are committed to providing all of its employees with equal employment opportunities and a workplace culture of honesty, integrity, and mutual respect. We regularly update our employee handbook to address our talent recruitment principles and strongly oppose discrimination or harassment based on characteristics including race, religion, gender, age, and nationality. As of June 30, 2020, we had 1,220 full-time employees, of which, 18% were female. Female employees comprise 24% of our mid to senior level management staff and 18% of our board of directors are women.

        We aim to provide our employees with a fair and transparent career development platform, with training opportunities available to all employees. We adopt "growth mindset" and use 3E (Experience, Exposure and Education) as our main development methodology to provide a wide range of orientation for new hires, on-job training, internal and external knowledge sharing, formal professional training, job related certification and others.

Employees

        As of June 30, 2020, we had 1,220 full-time employees. We had 740, 893 and approximately 1,100 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees by function as of June 30, 2020:

	Number of employees	% of total
Colocation services	694	56.9%
Managed services	104	8.5%
Sales and marketing	86	7.1%
Management, finance and administration	336	27.5%

Total	1,220	100%

        To maintain the highest level of service, employee training and certification is essential to ensure that our employees meet and exceed industry requirements. Many of our engineering employees have received training and certifications from globally recognized IT service organizations, such as IBM AS/400 certifications, CCIE Safety Certified qualifications, VMware VCP and CISP Certificates.

        We pay most of our employees a base salary and performance-based bonuses and provide welfare and other benefits required by law. In addition, we provide some of our employees with share-based compensation to align their interests more closely with our shareholders. We believe that our compensation and benefits packages are competitive within our industry. We have not had any labor disputes that materially interfered with our operations and we believe that our employee relations are good.

        We also outsource certain operations, primarily on-site security, cleaning and greening service, part of the 24/7 on duty operations and IT and customer service delivery to reputable third-party service providers.

Facilities

        Our headquarters are located at F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, and People's Republic of China. We also have six regional offices in Suzhou, Beijing, Chengdu, Shenzhen, Guangzhou and Hong Kong.

OUR BUSINESS

        As of June 30, 2020, our offices are located on leased premises totaling approximately 8,100 sqm across China. We lease our office premises from third parties.

        There is no single property interest of our Group that formed part of non-property activities had a carrying amount of 15% or more of our Group's total assets as of June 30, 2020. Pursuant to section 6(2) of the Companies (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice, this document is exempted from compliance with the requirement of section 342(1)(b) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance in relation to paragraph 34(2) of the Third Schedule to the Companies (Winding Up and Miscellaneous Provisions) Ordinance, which requires a valuation report with respect to all of our interests in land or buildings.

Legal Proceedings

        We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

        On August 2, 2018, a securities class action lawsuit was filed against GDS Holdings Limited, our Chief Executive Officer Mr. Huang, and our Chief Financial Officer Mr. Daniel Newman (collectively, "Defendants") by Hamza Ramzan, a GDS shareholder in the United States District Court for the Eastern District of Texas. The complaint purports to assert claims on behalf of a class comprising purchasers of GDS's ADS shares during the proposed class period from March 29, 2018 to July 31, 2018. On October 26, 2018 the Court appointed GDS shareholder Yuanli He as the lead plaintiff in the lawsuit, and on December 24, 2018 plaintiffs filed a consolidated amended complaint. The amended complaint alleged, among other things, that GDS made material misstatements and omissions in its 2017 Form 20-F Annual Report with respect to the commitment rate and utilization rate at GDS's GZ1 data center, and inflated the purchase prices for its acquisitions of the GZ2, GZ3, and SZ5 data centers. The complaint alleged violations of Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC, against all Defendants and also alleged control person claims under Section 20(a) of the Exchange Act against our Chief Executive Officer Mr. Huang and our Chief Financial Officer Mr. Daniel Newman. The complaint sought, among other relief, class certification of the lawsuit, unspecified damages, prejudgment and postjudgment interest, costs and expenses. On February 22, 2019, Defendants filed a motion to dismiss the amended complaint in the United States District Court for the Eastern District of Texas and, alternatively, to transfer venue to the United States District Court for the Southern District of New York. On September 30, 2019, the court granted Defendants' motion to transfer the case to the United States District Court for the Southern District of New York. Defendants then moved to dismiss the action in the United States District Court for the Southern District of New York on December 6, 2019. On April 7, 2020, the court granted Defendants' motion and dismissed the action in its entirety against all Defendants. On May 6, 2020, plaintiffs filed a notice of appeal of that decision. On June 29, 2020, plaintiffs voluntarily withdrew their appeal, resulting in the dismissal of the case against all Defendants with prejudice. Other than as described above, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, could have a material adverse effect on our business, financial condition or results of operation.

FINANCIAL INFORMATION

        The following section sets forth supplemental financial information for the years ended December 31, 2017, 2018 and 2019 and as of December 31, 2019 and the six months ended June 30, 2019 and 2020 and as of June 30, 2020, including certain new disclosures made in connection with the Listing. References to fiscal years 2017, 2018 and 2019 are to the fiscal years ended December 31, 2017, 2018 and 2019, respectively.

        The following financial information data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and Item 5. "Operating and Financial Review and Prospects" in our 2019 Annual Report as well as our consolidated financial statements and related notes for the six months ended June 30, 2019 and 2020 and as of June 30, 2020, included as Exhibit 99.1 to our current report on Form 6-K furnished to the SEC on October 19, 2020 and the related disclosures contained herein and therein.

Overview

        We are the largest carrier-neutral data center service provider in China with a 21.9% revenue market share of the carrier-neutral market in 2019, according to iResearch. We focus on developing and operating high-performance data centers. Our facilities are strategically located in China's primary economic hubs where demand for high-performance data center services is concentrated. Our data centers are designed and configured as high-performance data centers with large net floor area and power capacity, high power density and efficiency, and multiple redundancy across all critical systems. We are carrier and cloud-neutral, which enables our customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which we host in many of our facilities. We offer colocation and managed services, including an innovative and unique managed cloud value proposition. We have a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. As of June 30, 2020, we had an aggregate net floor area of 266,260 sqm in service, 94.1% of which was committed by customers, and an aggregate net floor area of 133,208 sqm under construction, 62.3% of which was pre-committed by customers, in each case excluding joint venture data centers.

        Our results of operations are largely determined by the degree to which our data center capacity is committed or pre-committed as well as its utilization. We had commitment rates for our area in service (excluding joint venture data centers) of 91.8%, 94.9%, 91.9% and 94.1% as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. We had utilization rates for our area in service (excluding joint venture data centers) of 60.9%, 67.6%, 69.0% and 72.5% as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. The difference between commitment rate and utilization rate is primarily attributable to customers who have not yet fully utilized all of the revenue-generating services for which they have committed.

        We have experienced significant growth in recent years. Our net revenue grew from RMB1,616.2 million in 2017 to RMB2,792.1 million in 2018, representing an increase of 72.8%, and increased to RMB4,122.4 million (US$583.5 million) in 2019, representing an increase of 47.6%, and grew from RMB1,877.0 million in the six months ended June 30, 2019 to RMB2,582.6 million (US$365.5 million) in the same period in 2020, representing an increase of 37.6%.

FINANCIAL INFORMATION

Key Factors Affecting Our Results of Operations

        Our business and results of operations are generally affected by the development of China's data center services market. We have benefited from rapid growth in this market during recent years and any adverse changes in the data center services market in China may harm our business and results of operations. In addition, we believe that our results of operations are directly affected by the following key factors.

Ability to Source and Develop Data Centers

        Our revenue growth depends on our ability to source and develop additional data centers. We endeavor to ensure continuous availability of data center capacity to satisfy customer demand by maintaining a supply of high-performance data centers in various stages of development—from developing a pipeline of sites, to identifying appropriate sites, to data centers under construction to available net floor areas in existing data centers. We expand our sourcing of new data center area by (i) acquiring or leasing property which we develop for use as data center facilities, whether through constructing on greenfield land, redeveloping brownfield sites, converting existing industrial buildings, or fitting out and equipping purpose-built building shells, (ii) leasing existing data center capacity from third-party wholesale providers, and (iii) acquiring high-performance data centers from other companies. Our ability to maintain a growing supply of data center assets directly affects our revenue growth potential.

        If we are unable to obtain suitable land or buildings for new data centers or to do so at an acceptable cost to us or experience delays or increased costs during the data center design and construction development process which includes securing the power and relevant energy quota, our ability to grow our revenue and improve our results of operations would be negatively affected. Additionally, if demand slows unexpectedly or we source and develop data centers too rapidly, the resulting overcapacity would adversely affect our results of operations.

Ability to Secure Commitments from Our Customers

        We usually commence marketing new data center facilities before we commence construction by seeking strong indications of interest from customers. We aim to convert such indications of interest into legally-binding pre-commitment agreements for a substantial part of the capacity under development as early as possible in the construction cycle. Through securing such pre-commitments, we are able to reduce investment risk and optimize resource planning. We had pre-commitment rates of 39.0%, 48.4%, 63.6%, 66.1% and 62.3% as of December 31, 2017, 2018 and 2019 and as of June 30, 2019 and 2020, respectively. Once construction is complete, and the data center enters service, we re-categorize area pre-committed as area committed. We aim to maintain high levels of long-term commitment rates. We had commitment rates for our area in service of 91.8%, 94.9%, 91.9% and 94.1% as of December 31, 2017, 2018 and 2019 and June 30, 2020, respectively. Our total area committed, as a leading indicator to our results of operations, increased from 102,528 sqm as of December 31, 2017 to 183,743 sqm as of December 31, 2018, to 264,878 sqm as of December 31, 2019, and further to 333,461 sqm as of June 30, 2020.

Pricing Structure and Power Costs

        Our results of operations will be affected by our ability to operate our data centers efficiently in terms of power consumption. Our data centers require significant levels of power supply to

FINANCIAL INFORMATION

support their operations. Depending on the agreement, we agree with our customer to either charge them for actual power consumed or we factor it into a fixed price. Accordingly, the customer's actual power usage during the life of the agreement will affect its profitability to us. Optimal configuration of customers and power usage within each data center will affect our results of operations.

Utilization of Existing Capacity

        Our ability to maximize profitability depends on attaining high utilization of data center facilities. A substantial majority of our cost of revenue and operating expenses are fixed in nature. Such costs increase with each new data center and entail additional power commitment costs, depreciation from new property plant and equipment, rental costs on leased facilities and land use rights, personnel costs and start-up costs. By adopting a modular development approach, we aim to optimize resource utilization and maximize capital efficiency to improve profitability.

Cost Structure Depending on Data Center Tenure and Location

        We hold our data centers through a mix of those that we own or lease. The leases typically range from three years for third-party data centers to twenty years for self-developed data centers, all with different renewal periods. The tenure of the leases and the periods during which the amount are fixed or capped under the leases will affect our cost structure in the future. In addition, if many of our data centers continue to be located close to central business districts, where rental costs are generally higher, our cost structure will also be affected.

Ability to Manage Our Development Costs

        Our ability to maximize our returns depends on our ability to develop data centers on an economically feasible basis. We regularly monitor and review our equipment and construction costs related to our data center development capital expenditures to ensure we can optimize our cash outlay for capital expenditure. Our ability to manage an efficient supply chain will improve our cost of development and construction time. As part of our initiatives to improve the cost efficiency of our capital expenditure, we also participate in bulk purchasing programs for certain equipment with our strategic shareholders and major customers to leverage larger volume purchases to obtain a cost advantage.

Data Center Development and Financing Costs

        Our returns depend on our ability to develop data centers at commercially acceptable terms. We have historically funded data center development through additional equity or debt financing. We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit. Such additional financing may not be available, may not be on commercially acceptable terms or may result in an increase to our financing costs. In addition, we may encounter development delays, excess development costs, or challenges in attracting or retaining customers to use our data center services. We also may not be able to secure suitable land or buildings for new data centers or at a cost or terms acceptable to us.

FINANCIAL INFORMATION

Ability to Identify and Acquire Other Business

        We have grown our business through acquisitions in the past and intend to continue selectively pursuing strategic partnerships and acquisitions to expand our business. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify, acquire and successfully integrate other businesses and, if necessary, to obtain satisfactory debt or equity financing to fund those acquisitions.

Key Performance Indicators

        Our results of operations are largely determined by the amount of data center area in service, the degree to which data center capacity is committed or pre-committed as well as its utilization. Accordingly, We use the following key performance indicators as measures to evaluate our performance:

        Area in service:    the entire net floor area of data centers (or phases of data centers) which are ready for service.

        Area under construction:    the entire net floor area of data centers (or phases of data centers) which are actively under construction and have not yet reached the stage of being ready for service.

        Area committed:    that part of our area in service which is committed to customers pursuant to customer agreements remaining in effect.

        Area pre-committed:    that part of our area under construction which is pre-committed to customers pursuant to customer agreements remaining in effect.

        Total area committed:    the sum of area committed and area pre-committed.

        Commitment rate:    the ratio of area committed to area in service.

        Pre-commitment rate:    the ratio of area pre-committed to area under construction.

        Area utilized:    that part of our area in service that is committed to customers and revenue generating pursuant to the terms of customer agreements remaining in effect.

        Utilization rate:    the ratio of area utilized to area in service.

FINANCIAL INFORMATION

        The following table sets forth our key performance indicators for our data center portfolio (excluding joint venture data centers) as of December 31, 2017, 2018 and 2019 and as of June 30, 2019 and 2020.

							As of June 30,
As of December 31, (Sqm, %)	2017		2018		2019		2019		2020
Area in service	101,258		160,356		225,963		180,441		266,260	(2)
Area under construction	24,505		65,201		89,834		78,373		133,208	(2)
Area committed	92,961	(1)	152,163	(1)	207,716	(1)	169,010	(1)	250,467	(1)(2)
Area pre-committed	9,567	(1)	31,580	(1)	57,162	(1)	51,808	(1)	82,994	(1)(2)
Total area committed	102,528	(1)	183,743	(1)	264,878	(1)	220,818	(1)	333,461	(1)(2)
Commitment rate	91.8%		94.9%		91.9%		93.7%		94.1%
Pre-commitment rate	39.0%		48.4%		63.6%		66.1%		62.3%
Area utilized	61,713		108,326		156,022		127,107		193,162
Utilization rate	60.9%		67.6%		69.0%		70.4%		72.5%

Notes:

(1)
Includes data center area for which we have entered into non-binding agreements or letters of intent with, or have received other confirmations from, certain customers.

(2)
Excludes approximately 11,665 sqm relating to three joint venture data centers in service, 100% of which were committed and approximately 11,665 sqm relating to three joint venture data centers which were under construction and 100% pre-committed, as of June 30, 2020.

        Backlog is defined as area committed or pre-committed by customers but yet to be utilized (total area committed minus area utilized at the end of each period). The following table sets forth the movement of our backlog for our data center portfolio during the years ended December 31, 2017, 2018 and 2019, and the six-month period ended June 30, 2020.

	Year ended December 31,			Six months ended June 30, 2020
(Sqm)	2017	2018	2019
Backlog beginning amount	23,961	40,815	75,417	108,856
Net additional total area committed	41,485	81,215	81,135	68,583
Less: Net additional area utilized	24,631	46,613	47,696	37,140
Backlog ending amount	40,815	75,417	108,856	140,299

FINANCIAL INFORMATION

Components of Results of Operations

        The following describes key components of our statements of operations, for the periods indicated:

	Year ended December 31,							Six months ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Net revenue
Service revenue	1,591,860	98.5	2,759,490	98.8	4,094,571	579,549	99.3	1,876,040	99.9	2,567,064	363,344	99.4
IT equipment sales	24,306	1.5	32,587	1.2	27,834	3,940	0.7	990	0.1	15,559	2,202	0.6
Total	1,616,166	100.0	2,792,077	100.0	4,122,405	583,489	100.0	1,877,030	100.0	2,582,623	365,546	100.0
Cost of revenue	(1,207,694)	(74.7)	(2,169,636)	(77.7)	(3,079,679)	(435,900)	(74.7)	(1,403,252)	(74.8)	(1,871,183)	(264,849)	(72.5)

Gross profit	408,472	25.3	622,441	22.3	1,042,726	147,589	25.3	473,778	25.2	711,440	100,697	27.5

Net Revenue

        We derive net revenue primarily from colocation services and, to a lesser extent, managed services, including managed hosting and managed cloud services. In addition, from time to time, we also sell IT equipment on a stand-alone basis or bundled in a managed service agreement to customers and provide consulting services. Substantially all of our service revenue is recognized on a recurring basis. The following table sets forth a breakdown of our net revenue by service for the periods indicated:

	Years ended December 31,			Six-month periods ended June 30,
	2017	2018	2019	2019	2020
				(unaudited)
Colocation services	1,219,086	2,104,259	3,261,745	1,532,192	2,069,387
Managed service and others	372,774	655,231	832,826	343,848	497,677

Service revenue	1,591,860	2,759,490	4,094,571	1,876,040	2,567,064
IT Equipment sales	24,306	32,587	27,834	990	15,559

Total	1,616,166	2,792,077	4,122,405	1,877,030	2,582,623

        Our colocation services primarily comprise the provision of space, power and cooling to our customers for housing servers and related IT equipment. Our customers have several choices for hosting their networking, server and storage equipment. They can place the equipment in a shared or private space that can be customized to their requirements. We offer power options customized to a customer's individual power requirement.

        Our managed services include managed hosting and managed cloud services. Our managed hosting services comprise a broad range of value-added services, covering each layer of the data center IT value chain. Our suite of managed hosting services includes technical services, network management services, data storage services, system security services, database services and server middleware services. Our suite of managed cloud services includes direct private connection to

FINANCIAL INFORMATION

leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services.

        Our customer agreements have either a variable consideration or a fixed consideration.

        Sales agreements with cloud service provider and large internet customers are typically deemed to have a variable consideration for revenue recognition purposes because the total amount payable over the life of the sales agreement is not a fixed amount. Such amount varies based on the actual amount of services they use during the move-in period and their actual power consumption, which is metered and billed separately. During the move-in period, customers have the right to use all of the services for which they have committed. They are billed for the amount of services they actually use, subject to a minimum billable amount as stated in such sales agreements. Such minimum billable amount typically steps up over time. In practice, most customers' actual usage and billing is higher than the minimum. From the end of the move-in period until the end of the sales agreement, customers are charged a fixed amount for the right to use all of the capacity for which they have committed, plus a usage-based charge for the actual amount of power which they consume. Revenue under such variable consideration agreements is recognized as services are rendered during the contract term, which means that revenue is recognized based on the amount of services and power which are billable. We do not charge customers or recognize any revenue for services which are pre-committed or for services which are committed but not yet billable under the terms of sales agreements as described above.

        Sales agreements with our financial institution and large enterprise customers are typically deemed to have a fixed consideration for revenue recognition purposes because the total amount payable over the life of the sales agreement is a fixed amount. Sales agreements with fixed consideration include a stated amount of space, power, and other services which customers have a right to use. No separate charge is made for power consumed, unless consumption exceeds a specified maximum amount. Revenue under such fixed consideration agreements is recognized on a straight-line basis over the contract term.

        We are subject to value-added tax, or VAT, at a rate of 6% on the IDC services we provide and 13% on IT equipment sales and power charges under the unbundled agreements, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide. Revenue is recognized net of applicable VAT and related surcharges.

        We consider our customers to be the end users of our services. We may enter into contracts directly with our customers or provide services to our customers through agreements with intermediate contracting parties. We have in the past derived, and believe that we will continue to derive, a significant portion of our total net revenue from a limited number of customers. We had one customer that generated 25.2% of our total net revenue in 2017, and two customers that generated 27.0% and 17.4% of our total net revenue, respectively, in 2018. We had three customers that generated 27.2%, 19.1% and 10.8% of our total net revenue, respectively, in 2019. We had two customers that generated 26.7% and 18.6% of our net revenue, respectively, in the six months ended June 30, 2020. No other customer accounted for 10% or more of our total net revenue during those periods. We expect our net revenue will continue to be highly dependent on a limited number of customers who account for a large percentage of our total area committed.

FINANCIAL INFORMATION

As of June 30, 2020, we had two customers who accounted for 33.4% and 21.6%, respectively, of our total area committed (excluding joint venture data centers).

Cost of Revenue

        Our cost of revenue consists primarily of utility costs, depreciation of property and equipment, rental costs related to our leased data centers, labor costs and others. Utility costs refer primarily to the cost of power needed to carry out our data center services. Depreciation of property and equipment primarily relates to depreciation of data center property and equipment, such as assets owned or acquired under finance leases, leasehold improvements to data centers and other long-lived assets. Rental costs relate to the data center capacity we lease under operating lease and use in providing services to our customers. Labor costs refer to compensation and benefit expenses for our engineering and operations personnel. These costs are largely fixed costs. For utility costs, there is a portion that is fixed and a portion that is variable. The fixed portion relates to the amount of power capacity which is activated and committed by the power supplier for use by a given data center. The variable portion of the utility cost relates to the amount of power actually consumed, which is metered and is largely a function of the data center utilization rate. When a new data center comes into service, we mainly incur a level of fixed utility costs that are not directly correlated with net revenue.

        We expect that our cost of revenue will continue to increase as our business expands and we expect that utility costs, depreciation and amortization and rental costs will continue to comprise the largest portion of our cost of revenue. In addition, in any given period, the increase in our cost of revenue may also outpace the growth of our net revenue depending on the timing of the development of our data centers, our ability to secure customer agreements and the utilization rate of our data centers during the period. While we strive to both secure customer commitments to our data center services so that the most data center capacity will be utilized as possible and also to minimize the time as to when our data center area becomes operational and the customer occupies that area, these timing differences may result in fluctuation of our cost of revenue as a percentage of our net revenue between periods.

Operating Expenses

        Our operating expenses consist of selling and marketing expenses, general and administrative expenses, and research and development expenses. The following sets forth our selling and

FINANCIAL INFORMATION

marketing expenses, general and administrative expenses and research and development expenses, both in an absolute amount and as a percentage of net revenue, for the periods indicated.

	Year ended December 31,							Six months ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Selling and marketing expenses	90,118	5.6	110,570	4.0	129,901	18,386	3.2	57,637	3.1	60,060	8,501	2.3
General and administrative expenses	228,864	14.2	329,601	11.8	411,418	58,232	10.0	185,003	9.8	273,722	38,743	10.6
Research and development expenses	7,261	0.4	13,915	0.5	21,627	3,061	0.5	8,839	0.5	18,987	2,687	0.7

Total operating expenses	326,243	20.2	454,086	16.3	562,946	79,679	13.7	251,479	13.4	352,769	49,931	13.6

Selling and Marketing Expenses

        Our selling and marketing expenses consist primarily of compensation, including share-based compensation, and benefit expenses for our selling and marketing personnel, business development and promotion expenses and office and traveling expenses. As our business grows, we intend to increase the headcount of our selling and marketing staff and to continue to pursue aggressive branding and marketing campaigns and, as a result, our sales and marketing expenses are expected to increase.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of compensation, including share-based compensation, and benefit expenses for management and administrative personnel, start-up costs incurred prior to the operation of new data centers, depreciation and amortization, office and traveling expenses, professional fees and other fees. Depreciation relates primarily to our office equipment and facilities used by our management and staff in the administrative department. Start-up costs consist of costs incurred prior to commencement of operations of a new data center, including rental costs incurred pursuant to operating leases of buildings during the construction of leasehold improvements and other miscellaneous costs. Professional fees relate primarily to audit and legal expenses. We expect our general and administrative expenses to increase as we continue to increase our staff and office space as our business grows.

        In addition, as a public company, we have incurred increasing legal, accounting and other expenses, including costs associated with public company reporting requirements. We have also incurred costs in order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations implemented by the SEC and Nasdaq. We expect that such compliance, together with the growth and expansion of our business, will cause our general and administrative expenses to increase.

FINANCIAL INFORMATION

Research and Development Expenses

        Research and development expenses consist primarily of compensation and benefit expenses for our research and development personnel. As we continue to invest in our proprietary data center operating systems and innovative technologies to further scale our operations, we expect our research and development expenses to increase as we continue to increase our staff and expand our research and development center.

Share-Based Compensation

        The table below shows the effect of the share-based compensation expenses on our cost of revenue and operating expense line items, both in an absolute amount and as a percentage of net revenues, for the periods indicated.

	Year ended December 31,							Six months ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Cost of revenue	9,941	0.6	18,008	0.6	46,007	6,512	1.1	14,858	0.8	34,439	4,874	1.3
Selling and marketing	18,390	1.1	25,213	0.9	39,436	5,582	0.9	14,697	0.8	26,124	3,698	1.0
General and administrative	30,866	1.9	61,707	2.2	101,949	14,430	2.5	32,509	1.7	71,527	10,124	2.8
Research and development	646	0.1	949	0.1	2,364	334	0.1	870	0.1	1,752	248	0.1

Total share-based compensation expenses	59,843	3.7	105,877	3.8	189,756	26,858	4.6	62,934	3.4	133,842	18,944	5.2

        We incurred higher share-based compensation expenses in the six months ended June 30, 2020 as compared to the same period in 2019 due to grants of 14,314,160 restricted shares in August 2019 to employees, officers and directors. We expect to continue to grant share options, restricted shares and other share-based awards under our Share Incentive Plans and incur further share-based compensation expenses in future periods.

Taxation

Cayman Islands

        We are an exempted company incorporated in the Cayman Islands and conduct substantially all of our business through our PRC subsidiaries in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

        Under the current laws of the British Virgin Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, no British Virgin Islands withholding tax will be imposed.

FINANCIAL INFORMATION

Hong Kong

        Our Hong Kong SAR entities are subject to the Hong Kong SAR profits tax at the rate of 16.5%. A two-tiered profits tax rates regime was introduced since year 2018 where the first HK$2.0 million of assessable profits earned will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one entity in the group to benefit from the progressive rates.

Singapore

        Our subsidiaries in Singapore are subject to enterprise income tax on their taxable income in Singapore at a rate of 17%.

PRC

        Generally, our subsidiaries and consolidated VIEs in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. On October 14, 2019, STA Announcement [2019] No. 35, Measures for the Administration of Non-Resident Taxpayers' Enjoyment of Treaty Benefits, was issued to simplify the procedures for claiming China tax treaty benefits by non-resident taxpayers.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income."

        Effective from June 2014, all value-added telecommunication services provided in mainland China were subject to a VAT of 6% whereas basic telecommunication services were subject to a VAT of 11%. Effective from May 2018, the VAT rate on basic telecommunication services was replaced by a new rate of 10%. On March 20, 2019, the Ministry of Finance, the STA and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies, or the Announcement No. 39, which became effective on April 1, 2019. Pursuant to the

FINANCIAL INFORMATION

Announcement No. 39, the generally applicable VAT rates were simplified to 13%, 9%, 6%, and nil, among which the VAT rate on basic telecommunication services was further replaced by the rate of 9% and the VAT rate on value-added telecommunication services remained at 6%. In addition, a general VAT taxpayer is allowed to offset its qualified input VAT paid on taxable purchases against the output VAT chargeable on the telecommunication services and modern services that it provides.

Critical Accounting Policies

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

        An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates.

Consolidation of VIEs

        We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. Our operations are primarily conducted through our VIEs, namely Management HoldCo, GDS Beijing, GDS Beijing's subsidiaries and GDS Shanghai, to comply with relevant PRC laws and regulations, which prohibit foreign investment in companies that are engaged in data center-related businesses in those regions. Individuals acting as nominee equity holders hold the legal equity interests of Management HoldCo on our behalf. The equity holders of Management HoldCo are Yilin Chen (senior vice president, product and service), Yan Liang (senior vice president, operation and delivery), Liang Chen (senior vice president, data center design), Andy Wenfeng Li (general counsel, compliance officer, and company secretary) and Qi Wang (head of cloud and network Business). Management HoldCo holds the legal equity interests of GDS Beijing and GDS Shanghai on our behalf.

        A series of contractual agreements, including equity interest pledge agreements, shareholder voting rights proxy agreements, exclusive technology license and service agreements, intellectual property rights license agreements, exclusive call option agreements and loan agreements, collectively, the VIE Agreements, were entered among GDS Investment Company, GDS Beijing, GDS Shanghai and Management HoldCo, as well as among GDS Investment Company, Management HoldCo and the equity holders of Management HoldCo. Through these agreements, Management HoldCo and the equity holders of Management HoldCo have granted all their legal rights, including voting rights, dividends rights, and disposition rights, of their equity interests in Management HoldCo, GDS Beijing and GDS Shanghai to us. Accordingly, Management HoldCo

FINANCIAL INFORMATION

and the equity holders of Management HoldCo do not have (i) rights to make decisions about the activities of Management HoldCo, GDS Beijing and GDS Shanghai or (ii) rights to receive the expected residual returns of Management HoldCo, GDS Beijing and GDS Shanghai.

        Under the terms of the VIE Agreements, we have (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of Management HoldCo, GDS Beijing and GDS Shanghai under the exclusive technology license and service agreements when such services are provided; (ii) the right to receive all dividends declared by Management HoldCo, GDS Beijing and GDS Shanghai and the right to all undistributed earnings of Management HoldCo, GDS Beijing and GDS Shanghai; (iii) the right to receive the residual benefits of the Management HoldCo, GDS Beijing and GDS Shanghai through its exclusive option to acquire 100% of the equity interests in Management HoldCo, GDS Beijing and GDS Shanghai, to the extent permitted under PRC law; and (iv) the right to require the shareholders of Management HoldCo, GDS Beijing, GDS Beijing's subsidiaries and GDS Shanghai to appoint the PRC citizen(s) as designated by us to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Management HoldCo, GDS Beijing, GDS Beijing's subsidiaries and GDS Shanghai requiring shareholder approval, disposing of all or part of the shareholder's equity interest in Management HoldCo, GDS Beijing and GDS Shanghai, and appointing directors and executive officers. During the periods presented, we provided loans to Management HoldCo, GDS Beijing and GDS Shanghai to support their working capital requirements and for capitalization purposes.

        In accordance with ASC 810, we have a controlling financial interest in Management HoldCo, GDS Beijing and GDS Shanghai because we have (i) the power to direct activities of Management HoldCo, GDS Beijing and GDS Shanghai that most significantly impact their economic performance; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of Management HoldCo, GDS Beijing and GDS Shanghai that could potentially be significant to Management HoldCo, GDS Beijing and GDS Shanghai.

        The significant judgments used and assumptions made in our determination that we are the primary beneficiary of Management HoldCo, GDS Beijing and GDS Shanghai were the terms of the VIE Agreements and our financial support to Management HoldCo, GDS Beijing and GDS Shanghai. Accordingly, we have included the financial statements of Management HoldCo, GDS Beijing and GDS Shanghai in our consolidated financial statements.

        Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiaries, our consolidated VIEs and their shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. Any changes in PRC laws and regulations that affect our ability to control our PRC VIEs may preclude us from consolidating these companies in the future.

Revenue Recognition

        We adopted ASC 606 Revenue from Contracts with Customers on January 1, 2018. We applied ASC 606 using the cumulative effect method—i.e. by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of accumulated deficit at

FINANCIAL INFORMATION

January 1, 2018. We elect to apply this guidance retrospectively only to contracts that are not completed contracts as of January 1, 2018.

        We recognize revenue as we satisfy a performance obligation by transferring control over a good or service to a customer. For each performance obligation satisfied over time, we recognize revenue over time by measuring progress toward complete satisfaction of that performance obligation. If we do not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time. Revenue is measured as the amount of consideration to which we expect to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

        For contracts with customers that contain multiple performance obligations, we account for individual performance obligations separately if they are distinct or as a series of distinct obligations if the individual performance obligations meet the series criteria. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors.

        We derive revenue primarily from the delivery of colocation services and managed services, including managed hosting services and managed cloud services. The remainder of our revenue is from IT equipment sales that are either sold on a stand-alone basis or bundled in a managed hosting service contract arrangement and consulting services.

        Certain contracts with customers for colocation services and managed services provide for variable considerations that are primarily based on the usage of such services. Revenues on such contracts are recognized based on the agreed usage-based fees as the services are rendered throughout the contract term. Certain contracts with customers for colocation services and managed services provide for a fixed consideration over the contract service period. Revenue on such contracts are recognized on a straight-line basis over the term of the contract.

        In certain colocation and managed hosting service contracts, we agree to charge customers for their actual power consumption. Relevant revenue is recognized based on actual power consumption during each period. In certain other colocation and managed hosting service contracts, we specify a fixed power consumption limit each month for customers. If a customer's actual power consumption is below the limit, no additional fee is charged, while if its actual power consumption is above the limit, we charge the customers additional power consumption fees calculated based on the portion of actual power consumption exceeding the limit, multiplied by a fixed unit price, which is determined based on market price and does not provide customers with rights to acquire additional goods or services. Accordingly, relevant revenue is recognized each month based on actual additional power consumption fees.

        Our colocation service and managed service contracts with customers contain both lease and non-lease components. We elected to adopt the practical expedient which allows lessors to combine lease and non-lease components and account for them as one component if (i) they have the same timing and pattern of transfer; and (ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected to apply the practical expedient on the contracts that meet the conditions. In addition, we have performed a qualitative analysis to

FINANCIAL INFORMATION

determine that the non-lease component is the predominant component of its revenue stream as the customer would ascribe more value to the services provided rather than to the lease component. Therefore, the combined component is accounted for in accordance with the current revenue accounting guidance ("ASC 606"). For contracts that do not meet the conditions required to adopt the practical expedient, the lease component is accounted for in accordance with the current lease accounting guidance ("ASC 842"), which is immaterial for the year ended December 31, 2019 and the six months ended June 30, 2020. We have elected to apply the practical expedient on a prospective basis.

        Revenue recognized for colocation or managed hosting and cloud services delivered prior to billing is recorded within accounts receivable. We generally bill the customer on a monthly or quarterly basis in arrears. Cash received in advance from customers prior to the delivery of the colocation or managed hosting and cloud services is recorded as deferred revenue.

        Revenue is generally recognized on a gross basis as we are primarily responsible for fulfilling the contract, assume inventory risk and have discretion in establishing the price when selling to the customer. To the extent we do not meet the criteria for recognizing revenue on a gross basis, we record the revenue on a net basis.

Leases

        We adopted ASC 842 using a modified retrospective transition method on all leases existing at January 1, 2019, the date of initial application.

        We lease a number of our data centers from third-party lessors. Each time we enter into a new lease or lease amendments, we analyze each lease or lease amendment for the proper accounting, including determining if an arrangement is or contains a lease at inception and making assessment of the leased properties to determine if they are operating or finance leases.

        Determination of accounting treatment, including the result of the lease classification test for each new lease or lease amendment, is dependent on a variety of judgments, such as identification of lease and non-lease components, allocation of total consideration between lease and non-lease components, determination of lease term, assessing the valuation of leased property and establishing the incremental borrowing rate to calculate the present value of the minimum lease payment for the lease test. The judgments used in the accounting for leases are inherently subjective. Different assumptions or estimates could result in different accounting treatment for a lease.

Impairment of Goodwill

        Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

        Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment

FINANCIAL INFORMATION

test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

        We have the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the goodwill impairment test is not required. If the goodwill impairment test is required, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

        The Group conducted qualitative assessment to determine whether it is necessary to perform a quantitative goodwill impairment test. In assessing the qualitative factors, the Group considered the impact of key factors such as changes in the general economic conditions including the impact of COVID-19, changes in industry and competitive environment, share price, actual revenue performance compared to previous years, and cash flow generation. While we had net losses during the years ended December 31, 2017, 2018 and 2019, and the six-month period ended June 30, 2020, net loss as percentage of our total net revenue reduced. Our market capitalization quoted on Nasdaq significantly outsized the carrying amount (net assets) of our company as of December 31, 2017, 2018 and 2019, and June 30, 2019 and 2020. In addition, the Group also analyzed and concluded that there was no negative impact of other key qualitative factors, such as downturn of the economic conditions or changes in industry and competitive environment, changes in our revenue, cash flow generation or other similar factors during the years ended December 31, 2017, 2018 and 2019, and the six-month period ended June 30, 2020. As a result, we concluded that there were no impairment indicators which would warrant a quantitative impairment assessment. Therefore, no impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019, and the six-month periods ended June 30, 2019 and 2020.

Impairment of Long-Lived Assets

        Long-lived assets (primary including property and equipment, operating lease right-of-use assets and prepaid land use rights) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. For purposes of impairment testing of long-lived assets, the Company has concluded that an individual data center is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When there were circumstances that require a long-lived asset or asset group for certain data centers be tested

FINANCIAL INFORMATION

for possible impairment, the Company compared undiscounted cash flows generated by that asset or asset group to its carrying amount. As a result of the test, the carrying amount of the long-lived assets or asset group is recoverable on an undiscounted cash flow basis. Accordingly, no impairment losses were recorded for long-lived assets for the years ended December 31, 2017, 2018 and 2019, and the six-month periods ended June 30, 2019 and 2020.

Share-based Compensation

        We adopted an equity incentive plan in July 2014, or the 2014 share incentive plan, for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares that may be issued under the 2014 share incentive plan is 29,240,000 ordinary shares.

        We adopted a second equity incentive plan in August 2016, or the 2016 share incentive plan, for the granting of share options and other equity awards to key employees and directors in exchange for their services. The maximum aggregate number of shares which may be subject to equity awards under the 2016 share incentive plan is 56,707,560 shares, provided; however, that such maximum aggregate number of shares shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the 2016 share incentive plan remains in effect to three percent (3%) of our then total issued and outstanding shares, if and whenever the shares which may be subject to equity awards under the 2016 share incentive plan accounts for less than one and half percent (1.5%) of our then total issued and outstanding shares.

Restricted shares to directors, officers and employees

        In July 2017, August 2018 and August 2019, we granted 13,475,060, 12,941,952 and 14,314,160 non-vested restricted shares, respectively, to employees, officers and directors. The restricted share awards were granted subject to service and market conditions, or service and performance conditions, which are tied to our financial performance. For restricted shares granted, the value of the restricted shares was determined by the fair value of the restricted shares on the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service conditions and market conditions attached is recognized as a compensation expense using the graded-vesting method. The value of restricted shares subject to performance conditions attached is recognized as a compensation expense using the graded-vesting method only when achievement of the performance conditions becomes probable. For restricted shares with market conditions, the probability to achieve market conditions is reflected in the grant date fair value.

FINANCIAL INFORMATION

        A summary of the restricted share activity is as follows:

Number of Shares
Unvested at January 1, 2017	12,910,080
Granted	13,977,060
Vested	(2,123,120)
Forfeited	(238,400)

Unvested at December 31, 2017	24,525,620

Granted	13,202,512
Vested	(7,326,620)
Forfeited	(891,008)

Unvested at December 31, 2018	29,510,504

Granted	14,551,472
Vested	(9,122,432)
Forfeited	(1,582,248)

Unvested at December 31, 2019	33,357,296

Granted	100,136
Vested	(3,611,936)
Forfeited	(656,248)

Unvested at June 30, 2020	29,189,248

        We recognized restricted share related share-based compensation expenses of RMB56.2 million, RMB89.8 million, RMB189.4 million and RMB133.8 million (US$18.9 million) for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively. As of December 31, 2019, total unrecognized compensation expense relating to the unvested shares was RMB360.5 million (US$51.0 million). The expense is expected to be recognized over a weighted average period of 1.77 years using the graded-vesting attribution method. As of June 30, 2020, total unrecognized compensation expense relating to the unvested shares was RMB229.8 million (US$32.5 million). The expense is expected to be recognized over a weighted average period of 1.52 years using the graded-vesting attribution method. We did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the years ended December 31, 2017, 2018 and 2019 and the six months ended June 30, 2020.

FINANCIAL INFORMATION

        The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	July 2017	August 2018	August 2019
Risk-free rate of return(1)	1.29 - 1.63%	2.047% - 2.418%	1.67% - 1.88%
Volatility(2)	20.43 - 21.48%	71.85%	63.22%
Expected dividend yield(3)	—	—	—
Share price at grant date	US$@1.191 (RMB8.0)	US$@3.125 (RMB21.3)	US$@5.02375 (RMB34.6)
Expected term	2 - 4 years	1 - 3 years	1 - 3 years

Notes:

(1)
Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(2)
Expected volatility is assumed based on the historical volatility of our comparable companies or our historical volatility in the period equal to the expected term of each grant.

(3)
We estimated the dividend yield based on our expected dividend policy over the expected terms of the restricted shares.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets for which it is more likely than not that the related tax benefits will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to our overall operations, and more specifically, with regard to tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside the PRC are considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that the legal entities organized outside the PRC should be treated as residents for Enterprise Income Tax Law purposes. If the PRC tax authorities subsequently determine that we and our subsidiaries registered outside the PRC are deemed resident enterprises, we and our subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

FINANCIAL INFORMATION

        If we were to be non-resident for PRC tax purposes, dividends paid to us from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The Enterprise Income Tax Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. We have not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2017, 2018 and 2019 and June 30, 2020, as we plan to permanently reinvest these earnings in the PRC. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—Dividends payable to our foreign investors and gains on the sale of our ordinary shares and/or ADSs by our foreign investors may become subject to PRC tax" and "—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies."

Recently Issued Accounting Standards

        In December 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes, which simplifies accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also improves consistent application of and simplifies GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public entities, the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted including adoption in any interim period for periods for which financial statements have not yet been issued. We are currently evaluating the impact the adoption of this standard will have on our consolidated financial statements.

        In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact on the adoption of this standard will have on our consolidated financial statements.

        In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40), which reduces the number of accounting models for convertible debt instruments and convertible preferred stock and clarifies the scope and certain requirements under Subtopic 815-40. The ASU also improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity's own equity. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact on the adoption of this standard will have on our consolidated financial statements.

FINANCIAL INFORMATION

Non-GAAP Measures

        In evaluating our business, we consider and use the following non-GAAP measures as supplemental measures to review and assess our operating performance:

	Year ended December 31,				Six months ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Non-GAAP Consolidated Financial Data:
Adjusted EBITDA(1)	512,349	1,046,538	1,824,021	258,173	811,642	1,205,491	170,625
Adjusted EBITDA margin(2)	31.7%	37.5%	44.2%	44.2%	43.2%	46.7%	46.7%
Adjusted net operating income (Adjusted NOI)(3)	764,726	1,322,585	2,163,442	306,216	979,255	1,385,938	196,165
Adjusted NOI margin(4)	47.3%	47.4%	52.5%	52.5%	52.2%	53.7%	53.7%

  Notes:

(1)
Adjusted EBITDA is defined as net income or net loss (computed in accordance with U.S. GAAP) excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment.

(2)
Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenue.

(3)
Adjusted net operating income (Adjusted NOI) is defined as net income or net loss (computed in accordance with U.S. GAAP), excluding: net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain), government grants and others.

(4)
Adjusted NOI margin is defined as adjusted NOI as a percentage of net revenue.

        We use adjusted EBITDA and adjusted EBITDA margin which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA can provide a useful measure of our core operating performance.

FINANCIAL INFORMATION

        We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest U.S. GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for gross profit, net income (loss), cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, income tax benefits, depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

        We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

        The following table reconciles our adjusted EBITDA in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year ended December 31,				Six months ended June 30
(in thousands)	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(326,900)	(430,268)	(442,083)	(62,573)	(229,779)	(193,078)	(27,328)
Net interest expenses	406,403	636,973	915,676	129,606	441,023	561,514	79,477
Income tax (benefits) expenses	(6,076)	(9,391)	15,650	2,215	12,817	42,087	5,957
Depreciation and amortization	378,130	741,507	1,142,032	161,644	523,213	709,223	100,384
Operating lease cost relating to prepaid land use rights	—	—	—	—	—	5,217	738
Accretion expenses for asset retirement costs	949	1,840	2,990	423	1,434	1,840	260
Share-based compensation expenses	59,843	105,877	189,756	26,858	62,934	133,842	18,944
Gain from purchase price adjustment	—	—	—	—	—	(55,154)	(7,807)
Adjusted EBITDA	512,349	1,046,538	1,824,021	258,173	811,642	1,205,491	170,625

FINANCIAL INFORMATION

        The following table reconciles our adjusted NOI in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income or net loss:

	Year ended December 31,				Six months ended June 30,
(in thousands)	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(326,900)	(430,268)	(442,083)	(62,573)	(229,779)	(193,078)	(27,328)
Net interest expenses	406,403	636,973	915,676	129,606	441,023	561,514	79,477
Income tax (benefits) expenses	(6,076)	(9,391)	15,650	2,215	12,817	42,087	5,957
Depreciation and amortization	378,130	741,507	1,142,032	161,644	523,213	709,223	100,384
Operating lease cost relating to prepaid land use rights	—	—	—	—	—	5,217	738
Accretion expenses for asset retirement costs	949	1,840	2,990	423	1,434	1,840	260
Share-based compensation expenses	59,843	105,877	189,756	26,858	62,934	133,842	18,944
Gain from purchase price adjustment	—	—	—	—	—	(55,154)	(7,807)
Selling and marketing expenses(1)	71,728	85,357	90,465	12,804	42,940	33,936	4,803
General and administrative expenses(1)	165,785	207,255	240,433	34,031	118,988	127,505	18,047
Research and development expenses(1)	6,062	12,394	17,986	2,546	7,447	15,704	2,223
Foreign currency exchange loss (gain), net	12,299	(20,306)	6,000	849	2,758	17,206	2,435
Government grants	(3,062)	(3,217)	(9,898)	(1,401)	(1,195)	(12,578)	(1,780)
Others, net	(435)	(5,436)	(5,565)	(786)	(3,325)	(1,326)	(188)
Adjusted NOI	764,726	1,322,585	2,163,442	306,216	979,255	1,385,938	196,165

Note:

(1)
Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation and amortization and share-based compensation expenses.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. The

FINANCIAL INFORMATION

operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended December 31,							Six months ended June 30,
	2017		2018		2019			2019		2020
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)
	(in thousands, except for percentages)
Consolidated Statements of Operations Data:
Net revenue	1,616,166	100.0	2,792,077	100.0	4,122,405	583,489	100.0	1,877,030	100.0	2,582,623	365,546	100.0
Cost of revenue	(1,207,694)	(74.7)	(2,169,636)	(77.7)	(3,079,679)	(435,900)	(74.7)	(1,403,252)	(74.8)	(1,871,183)	(264,849)	(72.5)

Gross profit	408,472	25.3	622,441	22.3	1,042,726	147,589	25.3	473,778	25.2	711,440	100,697	27.5
Operating expenses Selling and marketing expenses	(90,118)	(5.6)	(110,570)	(4.0)	(129,901)	(18,386)	(3.2)	(57,637)	(3.1)	(60,060)	(8,501)	(2.3)
General and administrative expenses	(228,864)	(14.2)	(329,601)	(11.8)	(411,418)	(58,232)	(10.0)	(185,003)	(9.8)	(273,722)	(38,743)	(10.6)
Research and development expenses	(7,261)	(0.4)	(13,915)	(0.5)	(21,627)	(3,061)	(0.5)	(8,839)	(0.5)	(18,987)	(2,687)	(0.7)

Income from operations	82,229	5.1	168,355	6.0	479,780	67,910	11.6	222,299	11.8	358,671	50,766	13.9
Other income (expenses) Net interest expense	(406,403)	(25.1)	(636,973)	(22.8)	(915,676)	(129,606)	(22.2)	(441,023)	(23.5)	(561,514)	(79,477)	(21.7)
Foreign currency exchange (loss) gain, net	(12,299)	(0.8)	20,306	0.8	(6,000)	(849)	(0.1)	(2,758)	(0.1)	(17,206)	(2,435)	(0.7)
Government grants	3,062	0.2	3,217	0.1	9,898	1,401	0.3	1,195	0.1	12,578	1,780	0.5
Gain from purchase price adjustment	—	—	—	—	—	—	—	—	—	55,154	7,807	2.1
Others, net	435	0.0	5,436	0.2	5,565	786	0.1	3,325	0.2	1,326	188	0.1

Loss before income taxes	(332,976)	(20.6)	(439,659)	(15.7)	(426,433)	(60,358)	(10.3)	(216,962)	(11.5)	(150,991)	(21,371)	(5.8)
Income tax benefits(expenses)	6,076	0.4	9,391	0.3	(15,650)	(2,215)	(0.4)	(12,817)	(0.7)	(42,087)	(5,957)	(1.7)

Net loss	(326,900)	(20.2)	(430,268)	(15.4)	(442,083)	(62,573)	(10.7)	(229,779)	(12.2)	(193,078)	(27,328)	(7.5)

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Net Revenue

        Our net revenue increased by 37.6% to RMB2,582.6 million (US$365.5 million) in the six months ended June 30, 2020 from RMB1,877.0 million in the corresponding period of 2019. This increase was due to increases in service revenue and IT equipment sales of RMB691.0 million and RMB14.6 million, respectively. The increase in service revenue consisted of an increase in revenue from colocation services of RMB537.2 million and an increase in revenue from managed services and other services of RMB153.8 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 127,107 sqm as of June 30, 2019 to 193,162 sqm as of June 30, 2020, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers, and (iv) the acquisition of a data center in Guangzhou in 2019 and three data centers in Beijing in 2020, respectively.

FINANCIAL INFORMATION

Cost of Revenue

        Our cost of revenue increased by 33.3% to RMB1,871.2 million (US$264.8 million) in the six months ended June 30, 2020 from RMB1,403.3 million in the corresponding period of 2019. This increase was primarily due to an increase of 25.7% in utility costs to RMB543.3 million (US$76.9 million) in the six months ended June 30, 2020 from RMB432.1 million in the corresponding period of 2019, and an increase of 30.5% in depreciation and amortization costs to RMB638.2 million (US$90.3 million) in the six months ended June 30, 2020 from RMB489.2 million in the corresponding period in 2019. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities and higher area utilized, partially offset by lower unit power costs as a result of government concessions in response to the COVID-19 pandemic. In addition, the increase in cost of revenue was also due to (i) an increase of RMB92.4 million in rental expense for operating lease and service fees for third-party data centers, (ii) an increase of RMB49.6 million for network cost, (iii) an increase in personnel costs of RMB31.1 million in connection with more data centers coming into service, (iv) an increase of RMB19.6 million for share-based compensation expenses, (v) an increase of RMB13.6 million for equipment cost and (vi) an increase of RMB1.4 million for maintenance and other costs. Cost of revenue as percentage of net revenue decreased to 72.5% in the six months ended June 30, 2020 from 74.8% in the corresponding period in 2019.

Operating Expenses

        Our total operating expenses increased by 40.3% to RMB352.8 million (US$49.9 million) in the six months ended June 30, 2020 as compared to RMB251.5 million in the corresponding period in 2019. The increase was primary due to an increase in share-based compensation expenses of RMB51.3 million, depreciation and amortization expense and operating lease expenses related to land use rights of RMB12.6 million. Our total operating expenses as a percentage of our net revenue slightly increased to 13.6% in the six months ended June 30, 2020 from 13.4% in the corresponding period in 2019.

        Selling and Marketing Expenses.    Our selling and marketing expenses increased by 4.2% to RMB60.1 million (US$8.5 million) in the six months ended June 30, 2020 from RMB57.6 million in the corresponding period in 2019. This increase was primarily attributable to an increase in share-based compensation expenses of RMB11.4 million, partially offset by the decrease in other expenses as a result of a reduced level of marketing activities and travel expenses due to the COVID-19 pandemic.

        General and Administrative Expenses.    Our general and administrative expenses increased by 48.0% to RMB273.7 million (US$38.7 million) in the six months ended June 30, 2020 from RMB185.0 million in the corresponding period in 2019. This increase was primarily a result of (i) an increase in share-based compensation expenses of RMB39.0 million, (ii) an increase in depreciation and amortization expenses of RMB36.0 million and (iii) an increase in operating lease expenses related to land use rights of RMB12.6 million primary for the area under construction or held for future development.

        Research and Development Expenses.    Our research and development expenses increased by 114.8% to RMB19.0 million (US$2.7 million) in the six months ended June 30, 2020 from

FINANCIAL INFORMATION

RMB8.8 million in the corresponding period in 2019, which was primarily due to an increase in personnel and costs for the research and development projects to enhance our existing operations.

Other Income (Expenses)

        Interest Income.    Our interest income decreased by 69.7% to RMB7.8 million (US$1.1 million) in the six months ended June 30, 2020 from RMB25.7 million in the corresponding period in 2019. The decrease was primarily a result of a comparatively higher average cash balance raised from our public offering and issuance of redeemable preferred shares in the first quarter of 2019.

        Interest Expenses.    Our interest expenses increased by 22.0% to RMB569.3 million (US$80.6 million) in the six months ended June 30, 2020 from RMB466.7 million in the corresponding period in 2019. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations.

        Government Grants.    Income from government grants increased by 952.6% to RMB12.6 million (US$1.8 million) in the six months ended June 30, 2020 from RMB1.2 million in the corresponding period in 2019, primarily due to the additional deduction of input value-added tax.

        Foreign Currency Exchange (Loss) Gain, Net.    Changes in currency rates resulted in a loss of RMB17.2 million (US$2.4 million) in the six months ended June 30, 2020 as compared to a loss of RMB2.8 million in the corresponding period in 2019, primarily due to the appreciation of the U.S. dollar against Renminbi.

        Gain from Purchase Price Adjustment.    Gain from purchase price adjustment of RMB55.2 million (US$7.8 million) in the six months ended June 30, 2020 arose because of a reduction in cash consideration pursuant to a supplemental agreement entered into with the seller related to acquisition of GZ3.

Income Tax Benefits (Expenses)

        Income tax expenses were RMB42.1 million (US$6.0 million) in the six months ended June 30, 2020, compared to RMB12.8 million in the corresponding period in 2019. The income tax expenses were primarily due to the profit generated in certain of our subsidiaries as a result of increase in utilization in the related data centers.

Net Loss

        As a result of the foregoing, net loss decreased to RMB193.1 million (US$27.3 million) in the six months ended June 30, 2020 from RMB229.8 million in the corresponding period in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenue

        Our net revenue increased by 47.6% to RMB4,122.4 million (US$583.5 million) in 2019 from RMB2,792.1 million in 2018. This increase was due to increases in service revenue of

FINANCIAL INFORMATION

RMB1,335.1 million, partially offset by the decrease in IT equipment sales of RMB4.8 million. The increase in service revenue consisted of an increase in revenue from colocation services of RMB1,157.5 million and an increase in revenue from managed services and other services of RMB177.6 million. These increases in service revenue were mainly due to (i) an increase in area utilized from 108,326 sqm as of December 31, 2018 to 156,022 sqm as of December 31, 2019, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2018 and (iv) the acquisition of two data centers in Guangzhou and Shanghai in 2018, and of a data center in Guangzhou in 2019, respectively.

Cost of Revenue

        Our cost of revenue increased by 41.9% to RMB3,079.7 million (US$435.9 million) in 2019 from RMB2,169.6 million in 2018. This increase was primarily due to an increase of 40.6% in utility costs to RMB922.8 million (US$130.6 million) in 2019 from RMB656.1 million in 2018, and an increase of 57.5% in depreciation and amortization costs to RMB1,071.7 million (US$151.7 million) in 2019 from RMB680.3 million in 2018. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was also due to (i) an increase in personnel costs of RMB47.9 million in connection with more data centers coming into service, (ii) an increase of RMB30.6 million in rental expense for operating lease and service fees for third-party data centers, (iii) an increase of RMB28.0 million for share-based compensation expenses, (iv) an increase of RMB19.5 million for network cost and (v) an increase of RMB126.0 million for maintenance and other costs. Cost of revenue as percentage of net revenue decreased to 74.7% in 2019 from 77.7% in 2018.

Operating Expenses

        Our total operating expenses increased by 24.0% to RMB562.9 million (US$79.7 million) in 2019 as compared to RMB454.1 million in 2018. The increase was primary due to an increase in share-based compensation expenses of RMB55.9 million, personnel cost of RMB16.4 million, depreciation and amortization expenses of RMB9.1 million and office and traveling expenses of RMB7.5 million. Our total operating expenses as a percentage of our net revenue decreased to 13.7% in 2019 from 16.3% in 2018.

        Selling and Marketing Expenses.    Our selling and marketing expenses increased by 17.5% to RMB129.9 million (US$18.4 million) in 2019 from RMB110.6 million in 2018. This increase was primarily attributable to (i) an increase in share-based compensation expenses of RMB14.2 million and (ii) an increase in personnel costs of RMB4.4 million, related to bonuses and the hiring of sales personnel.

        General and Administrative Expenses.    Our general and administrative expenses increased by 24.8% to RMB411.4 million (US$58.2 million) in 2019 from RMB329.6 million in 2018. This increase was primarily a result of (i) an increase in share-based compensation expenses of RMB40.2 million, (ii) an increase in personnel costs of RMB8.7 million, (iii) an increase in

FINANCIAL INFORMATION

depreciation and amortization expenses of RMB8.4 million and (iv) an increase in office and traveling expenses of RMB7.2 million due to the expansion of our business.

        Research and Development Expenses.    Our research and development expenses increased by 55.4% to RMB21.6 million (US$3.1 million) in 2019 from RMB13.9 million in 2018, which was primarily due to an increase in research and development projects to enhance our existing operations.

Other Income (Expenses)

        Interest Income.    Our interest income increased by 175.9% to RMB53.0 million (US$7.5 million) in 2019 from RMB19.2 million in 2018. The increase was primarily a result of an increase in cash balance raised from our public offering and issuance of preferred shares.

        Interest Expenses.    Our interest expenses increased by 47.6% to RMB968.7 million (US$137.1 million) in 2019 from RMB656.2 million in 2018. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations and convertible bonds payable.

        Government Grants.    Income from government grants increased by 207.7% to RMB9.9 million (US$1.4 million) in 2019 from RMB3.2 million in 2018, primarily due to the additional deduction of input value-added tax.

        Foreign Currency Exchange Gain (Loss), net.    Changes in currency rates resulted in a loss of RMB6.0 million (US$0.8 million) in 2019 as compared to a gain of RMB20.3 million in 2018, primarily due to the appreciation of the U.S. dollar relative to Renminbi.

Income Tax Benefits (Expenses)

        Income tax expenses were RMB15.7 million (US$2.2 million) in 2019, compared to the income tax benefits of RMB9.4 million in 2018. The income tax expenses in 2019 were primarily due to the profit generated in certain of our subsidiaries as a result of increase in utilization in the related data centers.

Net Loss

        As a result of the foregoing, net loss increased to RMB442.1 million (US$62.6 million) in 2019 from RMB430.3 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenue

        Our net revenue increased by 72.8% to RMB2,792.1 million in 2018 from RMB1,616.2 million in 2017. This increase was due to increases in service revenue and IT equipment sales of RMB1,167.6 million and RMB8.3 million, respectively. The increase in service revenue consisted of an increase in revenue from colocation services of RMB885.1 million, an increase in revenue from managed services of RMB274.9 million and an increase in revenue from consulting services of RMB7.6 million. These increases in service revenue were mainly due to (i) an increase in area

FINANCIAL INFORMATION

utilized from 61,713 sqm as of December 31, 2017 to 108,326 sqm as of December 31, 2018, as customers with commitments moved into the data center area, (ii) the signing of new service contracts by customers who commenced utilizing services during the period, (iii) the commencement of operations of new data centers since December 31, 2017 and (iv) the acquisition of two data centers in Shenzhen and Guangzhou in 2017, and two data centers in Guangzhou and Shanghai in 2018, respectively.

Cost of Revenue

        Our cost of revenue increased by 79.7% to RMB2,169.6 million in 2018 from RMB1,207.7 million in 2017. This increase was primarily due to an increase of 80.6% in utility costs to RMB656.1 million in 2018 from RMB363.3 million in 2017, and an increase of 97.0% in depreciation and amortization costs to RMB680.3 million in 2018 from RMB345.4 million in 2017. Increases in both utility costs and depreciation and amortization costs were largely a result of an increase in new data center facilities. In addition, the increase in cost of revenue was also due to (i) an increase of RMB66.0 million in rental expense for operating lease and service fees for third-party data centers, (ii) an increase in personnel costs of RMB36.8 million in connection with more data centers coming into service, (iii) an increase of RMB13.1 million for network cost, (iv) an increase of RMB8.0 million for cost of equipment sold and (v) an increase of RMB210.3 million for maintenance and other costs. Cost of revenue as percentage of net revenue increased to 77.7% in 2018 from 74.7% in 2017.

Operating Expenses

        Our total operating expenses increased by 39.2% to RMB454.1 million in 2018 as compared to RMB326.2 million in 2017. The increase was primary due to an increase in share-based compensation expenses of RMB38.0 million, personnel cost of RMB28.2 million, depreciation and amortization expenses of RMB28.4 million and professional service fees of RMB11.8 million. Our total operating expenses as a percentage of our net revenue decreased to 16.3% in 2018 from 20.2% in 2017.

        Selling and Marketing Expenses.    Our selling and marketing expenses increased by 22.7% to RMB110.6 million in 2018 from RMB90.1 million in 2017. This increase was primarily attributable to (i) an increase in personnel costs of RMB13.3 million, related to bonuses and the hiring of sales personnel, and (ii) an increase in share-based compensation expenses of RMB6.8 million.

        General and Administrative Expenses.    Our general and administrative expenses increased by 44.0% to RMB329.6 million in 2018 from RMB228.9 million in 2017. This increase was primarily a result of (i) an increase in share-based compensation expenses of RMB30.8 million, (ii) an increase in depreciation and amortization expenses of RMB28.4 million, (iii) an increase in personnel costs of RMB14.0 million and (iv) an increase in professional service fees of RMB11.8 million due to the expansion of our business.

        Research and Development Expenses.    Our research and development expenses increased by 91.6% to RMB13.9 million in 2018 from RMB7.3 million in 2017, which was primarily due to an increase in research and development projects to enhance our existing operations.

FINANCIAL INFORMATION

Other Income (Expenses)

        Interest Income.    Our interest income increased by 243.1% to RMB19.2 million in 2018 from RMB5.6 million in 2017. The increase was primarily a result of an increase in cash balance raised from our public offering and issuance of convertible bonds.

        Interest Expenses.    Our interest expenses increased by 59.3% to RMB656.2 million in 2018 from RMB412.0 million in 2017. This increase was primarily a result of an increase of borrowings, finance lease and other financing obligations and convertible bonds payable.

        Government Grants.    Income from government grants increased by 5.1% to RMB3.2 million in 2018 from RMB3.1 million in 2017.

        Foreign Currency Exchange Gain (Loss), net.    Changes in currency rates resulted in a gain of RMB20.3 million in 2018 as compared to a loss of RMB12.3 million in 2017, primarily due to the appreciation of the U.S. dollar relative to Renminbi.

Income Tax Benefits (Expenses)

        Income tax benefits increased to RMB9.4 million in 2018 from RMB6.1 million in 2017. This increase was primarily due to the realization of deferred tax liabilities arising from acquisitions.

Net Loss

        As a result of the foregoing, net loss increased to RMB430.3 million in 2018 from RMB326.9 million in 2017.

Liquidity and Capital Resources

        Our primary sources of liquidity have been cash flow from short-term and long-term borrowings, issuance of debt and equity securities, including in our initial public offering, follow-on public offering, private placement (including convertible preferred shares) and convertible bonds, which have historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. Historically, we also have had finance lease and other financing obligations. As of June 30, 2020, we had cash of RMB7,742.1 million (US$1,095.8 million). In addition, as of June 30, 2020, total short-term debt was RMB1,912.5 million (US$270.7 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,681.8 million (US$238.0 million) and the current portion of finance lease and other financing obligations of RMB230.7 million (US$32.7 million). As of the same date, total long-term debt was RMB18,525.5 million (US$2,622.1 million), comprised of long-term borrowings (excluding current portion) of RMB9,337.9 million (US$1,321.7 million), the non-current portion of finance lease and other financing obligations of RMB7,101.4 million (US$1,005.1 million) and convertible bonds payable of RMB2,086.2 million (US$295.3 million).

        Based on our current level of operations and available cash, including the proceeds we received from our initial public offering, follow-on public offerings, private placement and offering of convertible bonds, we believe our available cash, cash flows from operations, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements at least for the next 12 months. However,

FINANCIAL INFORMATION

we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we were unable to obtain additional equity or debt financing as required, our business, operations and prospects and our ability to maintain our desired level of revenue growth may suffer materially.

        As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our consolidated VIEs and, therefore, provide for our own liquidity. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries, or any newly formed PRC subsidiaries, incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of their after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries.

        The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any of our cash and financing requirements. Under China's existing foreign exchange regulations, our PRC subsidiaries are able to make payments of current accounts, such as dividends, to their offshore holding companies, in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities will be required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. There is no requirement imposed on investors to complete registration or obtain approval from appropriate government authorities before they can receive dividend payments from our company in the Cayman Islands. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—Restrictions on currency exchange may limit our ability to utilize our net revenue effectively." These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries' ability to pay dividends to us.

        As of June 30, 2020, our cash and restricted cash were deposited in major financial institutions located in PRC, Hong Kong, United States and Singapore. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability in the future to meet our short-term cash obligations and to distribute dividends to our shareholders. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—We rely to a

FINANCIAL INFORMATION

significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements" and "—Statutory Reserves."

        We do not plan for our PRC subsidiaries to pay dividends in the foreseeable future and we intend for those subsidiaries to retain any future earnings for use in the operation and expansion of our business in China. Accordingly, our ability to pay dividends and finance debt will be affected by this current plan. In the future, we may take advantage of financing options available to us in connection with any dividend payments we may make or repayments of any offshore indebtedness we may incur. For example, we may fund dividend payments through offshore debt, whether unsecured or secured by the assets of our onshore consolidated entities. In order to service offshore debt, we may rely upon financing options through the capital markets, including issuances of equity or debt securities, the proceeds of which we may use to service offshore debt.

        Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC "resident enterprise" to a foreign enterprise investor, unless any such foreign investor 's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Accordingly, if in the future our PRC subsidiaries that are considered "resident enterprises" pay dividends to the Hong Kong subsidiary that holds such PRC subsidiary, any such dividend may be subject to a withholding tax of 10%. Such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied. See "Risk Factors—Risks Related to Doing Business in the People's Republic of China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary."

        As a result of these laws, rules and regulations relating to statutory reserves, foreign exchange conversion and withholding taxes described above, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their offshore holding companies as dividends, loans or advances. As of June 30, 2020, the restricted net assets were RMB8,437.7 million (US$1,194.3 million), which mainly consisted of paid-in registered capital.

FINANCIAL INFORMATION

        The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,				Six months ended June 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)
	(in thousands)
Net cash (used in) provided by operating activities	(167,816)	(12,910)	293,436	41,533	56,104	16,238	2,298
Net cash used in investing activities	(2,005,054)	(4,733,050)	(5,131,231)	(726,279)	(1,373,593)	(3,884,836)	(549,863)
Net cash provided by financing activities	2,355,728	4,876,806	8,361,939	1,183,556	4,769,377	5,872,392	831,182
Effect of exchange rate changes on cash and restricted cash	(74,250)	206,302	164,370	23,265	113,320	49,487	7,006
Net increase in cash and restricted cash	108,608	337,148	3,688,514	522,075	3,565,208	2,053,281	290,623
Cash and restricted cash at beginning of year/period	1,838,992	1,947,600	2,284,748	323,385	2,284,748	5,973,262	845,460
Cash and restricted cash at end of year/period	1,947,600	2,284,748	5,973,262	845,460	5,849,956	8,026,543	1,136,083

Notes:

(1)
We adopted Accounting Standards Update ("ASU") 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the consolidated statements of cash flows for each period prior to January 1, 2018 by excluding the movement of restricted cash of (i) RMB46.5 million, comprising the cash outflow of operating activities of RMB9.8 million, the cash outflow of investment activities of RMB3.6 million and the cash outflow of financing activities of RMB33.1 million, for the year ended December 31, 2017.

(2)
We adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments on January 1, 2018. As a result, the consolidated statement of cash flows for the year ended December 31, 2017 has been retrospectively adjusted by reclassifying the payments of contingent consideration for acquisition of subsidiaries, which amounted to RMB27.1 million, from investing activities to operating activities in the amount of RMB3.0 million and financing activities in the amount of RMB24.1 million, respectively.

Operating Activities

        Net cash provided by operating activities was RMB16.2 million (US$2.3 million) in the six months ended June 30, 2020, primarily due to a net loss of RMB193.1 million (US$27.3 million), adjusted for (i) depreciation and amortization of RMB709.2 million (US$100.4 million), primarily relating to our data center property and equipment, (ii) share-based compensation expenses of RMB133.8 million (US$18.9 million), (iii) amortization of debt issuance cost and debt discount of RMB57.1 million (US$8.1 million), (iv) gain from purchase price adjustment of RMB55.2 million (US$7.8 million), (v) deferred tax benefits of RMB60.3 million (US$8.5 million) and (vi) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB427.8 million (US$60.6 million) and decrease in deferred revenue of RMB31.2 million (US$4.4 million) due to increased revenue and slower cash collection process as a result of the COVID-19 pandemic, (ii) an increase in VAT recoverable of

FINANCIAL INFORMATION

RMB149.6 million (US$21.2 million) mainly as a result of the capital expenditures, (iii) operating lease impact of RMB35.4 million (US$5.0 million), (iv) an increase in other non-current assets of RMB50.7 million (US$7.2 million) primary for rental deposits and (v) an increase in prepaid expenses of RMB23.3 million (US$3.3 million) for operating expenses, partially offset by (vi) an increase in accounts payable of RMB94.5 million (US$13.4 million), (vii) an increase in accrued expenses and other payables of RMB23.0 million (US$3.3 million) and (viii) an increase in other long-term liabilities of RMB23.1 million (US$3.3 million) primarily due to slower cash payment process as a result of the COVID-19 pandemic.

        Net cash provided by operating activities was RMB293.4 million (US$41.5 million) in 2019, primarily due to a net loss of RMB442.1 million (US$62.6 million), adjusted for (i) depreciation and amortization of RMB1,142.0 million (US$161.6 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB189.8 million (US$26.9 million), (iii) amortization of debt issuance cost and debt discount of RMB99.4 million (US$14.1 million), (iv) deferred tax benefits of RMB50.2 million (US$7.1 million) and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB342.2 million (US$48.4 million) due to increased revenue, (ii) an increase in VAT recoverable of RMB323.0 million (US$45.7 million) mainly as a result of the capital expenditures, (iii) the increase in prepaid expenses of RMB13.3 million (US$1.9 million) for operating expenses and (iv) increases in other current assets and other non-current assets of RMB8.1 million (US$1.1 million) and RMB8.7 million (US$1.2 million), respectively, mainly due to the increase in rental and other deposits, partially offset by (v) an increase in deferred revenue of RMB31.4 million (US$4.4 million) due to the increase in sales, (vi) an increase in accounts payable of RMB22.5 million (US$3.2 million).

        Net cash used in operating activities was RMB12.9 million in 2018, primarily due to a net loss of RMB430.3 million, adjusted for (i) depreciation and amortization of RMB741.5 million, primarily relating to our data center property and equipment, (ii) share-based compensation expenses of RMB105.9 million, (iii) amortization of debt issuance cost and debt discount of RMB61.4 million, (iv) deferred tax benefits of RMB36.6 million, (v) net loss on disposal of property and equipment of RMB2.2 million, (vi) allowance for doubtful accounts of RMB0.2 million and (vii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB157.7 million due to increased revenue, (ii) an increase in VAT recoverable of RMB221.4 million as a result of the expansion of our business, (iii) a decrease in accrued expenses and other payables of RMB56.7 million mainly due to the settlement of interest expenses in the period and (iv) increases in other current assets and other non-current assets of RMB11.5 million and RMB37.0 million, respectively, mainly due to the increase in rental and other deposits, partially offset by (i) an increase in accounts payable of RMB25.3 million for operating expenses, and (ii) an increase in deferred revenue of RMB17.5 million due to the increase in sales.

        Net cash used in operating activities was RMB167.8 million in 2017, primarily due to a net loss of RMB326.9 million, adjusted for (i) depreciation and amortization of RMB378.1 million, primarily relating to our data center property and equipment, (ii) share-based compensation expenses of RMB59.8 million, (iii) amortization of debt issuance cost and debt discount of RMB48.1 million, (iv) deferred tax benefits of RMB11.6 million, and (v) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB134.6 million due to increased revenue, (ii) an increase in VAT

FINANCIAL INFORMATION

recoverable of RMB194.3 million as a result of the expansion of our business, and (iii) a decrease in accrued expenses and other payables of RMB83.3 million mainly due to the settlement of interest in the period, partially offset by (i) an increase in other long-term liabilities of RMB59.1 million primarily for the interest of the convertible bonds before conversion into ordinary shares in November 2017, (ii) an increase in accounts payable of RMB33.9 million for operating expenses, and (iii) a decrease in other current assets of RMB11.5 million primary for receipt of deposits.

Investing Activities

        Net cash used in investing activities was RMB3,884.8 million (US$549.9 million) in the six months ended June 30, 2020, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB3,547.6 million (US$502.1 million) for the development of our data centers and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB337.2 million (US$47.7 million).

        Net cash used in investing activities was RMB5,131.2 million (US$726.3 million) in 2019, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB4,552.6 million (US$644.4 million) for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB578.6 million (US$81.9 million).

        Net cash used in investing activities was RMB4,733.1 million in 2018, which was primarily due to the payments for purchase of property and equipment and land use rights of RMB4,258.0 million for the development of our data centers, including the deposit paid and net of the proceeds from disposal of property and equipment, and payments for acquisitions of RMB475.1 million.

        Net cash used in investing activities was RMB2,005.1 million in 2017, which was primarily due to the deposits and payments for purchase of property and equipment of RMB1,760.2 million for the development of our data centers, including the deposit paid, and payments related to acquisitions of RMB244.9 million.

Financing Activities

        Net cash provided by financing activities was RMB5,872.4 million (US$831.2 million) in the six months ended June 30, 2020, which was primarily due to net proceeds from issuance of ordinary shares of RMB3,560.0 million (US$503.9 million), proceeds from borrowings, net of issuance cost, of RMB3,143.5 million (US$445.0 million), proceeds from other financing arrangements of RMB621.2 million (US$87.9 million) and proceeds from exercise of stock options of RMB77.4 million (US$11.0 million), partially offset by repayment of short-term and long-term borrowings of RMB1,354.6 million (US$191.7 million), payment under finance lease and other financing obligations of RMB78.9 million (US$11.2 million), payment of redeemable preferred shares dividends of RMB40.1 million (US$5.7 million), deferred payments for purchase of property and equipment of RMB34.4 million (US$4.9 million) and payment of contingent consideration for acquisitions of RMB21.7 million (US$3.1 million).

        Net cash provided by financing activities was RMB8,361.9 million (US$1,183.6 million) in 2019, which was primarily due to proceeds from borrowings, net of issuance cost, of

FINANCIAL INFORMATION

RMB5,311.5 million (US$751.8 million), net proceeds from issuance of ordinary shares of RMB4,934.1 million (US$698.4 million), net proceeds from issuance of redeemable preferred shares of RMB989.3 million (US$140.0 million), proceeds from a financial institution of RMB302.8 million (US$42.9 million), partially offset by repayment of short-term and long-term borrowings of RMB2,727.9 million (US$386.1 million), payment under finance lease and other financing obligations of RMB289.5 million (US$41.0 million) and payment of contingent consideration for acquisitions of RMB120.1 million (US$17.0 million).

        Net cash provided by financing activities was RMB4,876.8 million in 2018, which was primarily due to proceeds from borrowings and convertible bonds, net of issuance cost, of RMB5,533.5 million, net proceeds from issuance of ordinary shares of RMB1,283.3 million, partially offset by repayment of short-term and long-term borrowings of RMB1,610.4 million, payment under finance lease and other financing obligations of RMB190.7 million and payment of contingent consideration for acquisitions of RMB155.7 million.

        Net cash provided by financing activities was RMB2,355.7 million in 2017, which was primarily due to proceeds from short-term and long-term borrowings, net of issuance cost, of RMB3,577.4 million and net proceeds from issuance of ordinary shares to CyrusOne of RMB649.8 million, partially offset by repayment of short-term and long-term borrowings of RMB1,782.1 million, payment under finance lease and other financing obligations of RMB68.7 million and payment of contingent consideration for acquisitions of RMB24.1 million.

Statutory Reserves

        Under applicable PRC laws and regulations, foreign-invested enterprises in China are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. Pursuant to such laws and regulations, we may pay dividends only out of our after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Further, we are required to allocate at least 10% of our after-tax profits to fund the general reserve until such reserve has reached 50% of our registered capital. In addition, we may also set aside, at our or our Board's discretion, a portion of our after tax profits to fund the employee welfare and bonus fund. These reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends.

        As of December 31, 2017, 2018 and 2019 and June 30, 2020, we had RMB0.2 million, RMB0.6 million, RMB15.7 million (US$2.2 million) and RMB15.7 million (US$2.2 million), respectively, in our statutory reserves.

Capital Expenditures

        We had capital expenditures, excluding payments related to acquisitions, of RMB1,760.2 million, RMB4,258.0 million, RMB4,552.6 million (US$644.4 million) and RMB3,547.6 million (US$502.1 million) in 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively. Our capital expenditures were primarily for the purchase of equipment as well as land use rights and leasehold-improvement of data centers. Our capital expenditures have been primarily funded by net cash provided by financing activities.

FINANCIAL INFORMATION

Holding Company Structure

        As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our consolidated VIEs and, therefore, provide for our own liquidity. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our PRC subsidiaries, or any newly formed PRC subsidiaries, incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under applicable PRC laws and regulations, our PRC subsidiaries are each required to set aside a portion of their after-tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries.

        For 2017, 2018 and 2019 and the six months ended June 30, 2020, our consolidated VIEs contributed 91.0%, 97.2%, 97.4% and 96.4%, respectively, of our total net revenue.

Off-Balance Sheet Arrangements

        Other than the obligations set forth in the table below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder 's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

FINANCIAL INFORMATION

Contractual Obligations

        The following table sets forth our contractual obligations as of June 30, 2020:

	Payment due by period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term borrowings and interests(1)	760,091	760,091	—	—	—
Long-term borrowings and interests(1)	12,734,031	1,621,575	5,158,856	3,660,460	2,293,140
Finance lease and other financing obligations(2)	11,954,054	710,324	1,614,597	1,747,634	7,881,499
Operating lease obligations(2)	1,984,284	140,967	224,682	206,865	1,411,770
Capital commitments(3)	3,343,911	3,073,969	268,954	840	148
Other liabilities(4)	1,116,901	815,220	48,921	27,357	225,403

Total	31,893,272	7,122,146	7,316,010	5,643,156	11,811,960

Notes:

(1)
The interests are calculated using the effective interest rate as of June 30, 2020 for each loan.

(2)
Represent minimum lease payments.

(3)
Capital commitments primarily represent purchases of equipment and maintenance services.

(4)
Other liabilities include consideration payables for the acquisition of SZ5, GZ3, GZ6, BJ10, BJ11 and BJ12, and the minimum lease payments for the leases not yet commenced.

Indebtedness

        As of August 31, 2020, total short-term debt was RMB2,105.2 million (US$298.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,881.1 million (US$266.3 million) and the current portion of finance lease and other financing obligations of RMB224.1 million (US$31.7 million). Total long-term debt was RMB19,765.2 million (US$2,797.5 million), comprised of long-term borrowings (excluding current portion) of RMB10,184.3 million (US$1,441.5 million), the non-current portion of finance lease and other financing obligations of RMB7,557.2 million (US$1,069.6 million) and convertible bonds payable of RMB2,023.7 million (US$286.4 million).

        Except for our indebtedness as disclosed above, we did not have outstanding indebtedness or any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or similar indebtedness, liabilities under acceptance (other than normal trade bills), acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other contingent liabilities as of August 31, 2020, being the October 14, 2020 for our indebtedness statement.

        Since August 31, 2020 and up to October 14, 2020, there has not been any material and adverse change in our indebtedness and contingent liabilities.

FINANCIAL INFORMATION

Contingent Liabilities

        As of October 14, 2020, we did not have significant contingent liabilities.

Project Financing Structure

        Our data center projects are financed with both equity and debt. We typically capitalize a portion of our data center projects' funding requirements with proceeds raised from financing offshore that is injected into China as registered capital through each of our data center project-specific legal entities. Under SAFE and PRC regulations, registered capital for each legal entity can only be used for its own business use or project-designated purposes, which also follows under its registered business scope. Once the registered capital is injected into China, it is often difficult to remit the proceeds back offshore or to lend it to our other onshore subsidiaries. Thus, we inject registered capital only as needed throughout the development phase of the data center project to remain flexible with our offshore capital. Concurrently, we capitalize each data center project through onshore project-specific loan facilities from banking or other financial institutions in China to finance the remaining capital required in completing the data center project. Under this arrangement, each data center 's estimated cash flows are matched and committed to service its own debt obligations during the term of its loan facilities.

        In conjunction with the registered capital injected, we sometimes inject a portion of our offshore capital to our onshore project entities through shareholder 's loans. In these instances, we utilize the shareholder 's loans as a temporary bridge to capitalize our projects until project-specific loan facilities have been obtained. Once the project loans are in place, subject to the agreement by lending bank(s), the shareholder 's loans are repaid back offshore.

Convertible Bonds and Convertible Notes

        On December 30, 2015 and January 29, 2016, we issued and sold convertible bonds due in 2019 in an initial aggregate principal amount of US$150.0 million, which were subscribed by Ping An Insurance and STT GDC, as to US$100.0 million and US$50.0 million, respectively.

        On November 17, 2017, the full principal amount of the outstanding US$150.0 million convertible bonds was voluntarily converted into ordinary shares by Ping An Insurance and STT GDC at a set conversion price of US$1.675262 per ordinary share, or US$13.40 per ADS. Upon conversion of the principal amount of and interest accrued on the convertible bonds, we issued approximately 97.9 million additional Class A ordinary shares, representing 10.4% of our then-enlarged issued share capital.

        On June 5, 2018, we issued and sold convertible senior notes due in 2025 in an aggregate principal amount of US$300 million, which bear interest at a rate of 2% per year, payable on June 1 and December 1 of each year, beginning on December 1, 2018. The convertible senior notes will mature on June 1, 2025, unless earlier redeemed, repurchased or converted in accordance with their terms. The convertible senior notes may be converted into our ADSs, at the option of the holders, at an initial conversion rate of 19.3865 of our ADSs per US$1,000 principal amount of notes, or approximately 5,815,950 ADSs, representing 46,527,600 Class A ordinary shares, assuming conversion of the entire US$300 million aggregate principal amount at the initial conversion rate.

FINANCIAL INFORMATION

Convertible Preferred Shares

        In March 2019, Ping An Overseas Holdings made an investment in us, and we issued 150,000 Series A convertible preferred shares to an affiliate of Ping An Overseas Holdings for a total consideration of US$150 million. Pursuant to the terms of the investment, during the first eight years from their issuance date, the convertible preferred shares accrue a minimum 5.0% per annum dividend, payable quarterly in arrears, in cash or in kind in the form of additional convertible preferred shares, at our option. As of the eighth anniversary of the issuance date, the convertible preferred shares accrue a 7.0% per annum minimum dividend, payable quarterly in arrears, in cash only, which dividend rate will further increase by 50 basis points per quarter thereafter for so long as any convertible preferred shares remain outstanding. The convertible preferred shares are convertible into 33,707,864 Class A ordinary shares at the option of their holder, at a conversion rate corresponding to a conversion price of US$35.60 per ADSs, representing a premium of 13.3% to the volume weighted average price of our ADSs for the 30 trading days immediately preceding the date of signing the definitive agreement, subject to customary anti-dilution adjustments. Assuming conversion of all the Series A convertible preferred shares held by its affiliate, Ping An Overseas Holdings would have beneficially owned 2.7% of our Class A ordinary shares as of the October 14, 2020. We have the right to trigger a mandatory conversion at our election, beginning on March 15, 2022, provided certain conditions are met, including our Class A ordinary shares achieving a specified price threshold of 150% of the conversion price for a specified period. Holders will not have any redemption right or put option over the convertible preferred shares, except upon (i) the occurrence of a change of control, or (ii) our ADSs ceasing to be listed for trading on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market. Assuming that either of the two foregoing events occurred on June 30, 2020 and that all holders exercised their redemption right to require our Company to purchase all of the convertible preferred shares, the total purchase price would have been RMB2.4 billion and total cash would have been reduced by the same amount in the event of such redemption. After eight years, we will have certain rights in connection with the redemption of the convertible preference shares at 100% of their face value, plus accrued and unpaid dividends. In addition, Ping An Overseas Holdings has the right to designate one non-voting observer to attend any meetings of our board of directors, subject to maintaining its shareholding at or above a specified percentage threshold.

Loans and borrowings

        As of June 30, 2020, we had short-term borrowings of RMB734.2 million (US$103.9 million) with weighted average interest rate of 5.40%, and long-term borrowings (including current portion) of RMB10,285.5 million (US$1,455.8 million) with weighted average interest rate of 7.02%.

        Our company, as of June 30, 2020, through one or more of our subsidiaries, entered into secured and unsecured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 13 years. More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, we could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule. See "Risk Factors—Risk Relating to Our Business and Industry—Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest

FINANCIAL INFORMATION

rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness."

  •
  STTC ceases to, directly or indirectly, own at least 50.1% of equity interests of STT GDC;

  •
  STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of our company, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of our company, or (c) is not or ceases to be the single largest shareholder of our company;

  •
  our company and GDS Investment Company are not or ceases to be, directly or indirectly, the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment Company (in the case of our company), GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;

  •
  Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;

  •
  GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;

  •
  there are changes in the shareholding structure of a principal operating subsidiary of ours, as defined in the relevant loan facility agreement; and

  •
  the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fails to be renewed on or before the expiry date.

        There are certain other events in the loan facility agreements the occurrence of which could obligate us to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if our borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if we are delisted before the maturity date under the relevant loan facility agreement. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if our company (i) fails to repay any financial indebtedness in an aggregate amount exceeding US$4.5 million, or, in some cases, RMB50 million (US$7.1 million), when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness

FINANCIAL INFORMATION

or downgrading of the borrowing subsidiary by any credit rating agency administered by the PBOC in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of June 30, 2020, our company was in compliance with all of the abovementioned covenants.

        As of June 30, 2020, we had total working capital and project financing credit of RMB17,814.9 million (US$2,521.6 million) from various financial institutions, of which the unused amount was RMB6,555.3 million (US$927.8 million). As of June 30, 2020, we had drawn down RMB11,259.6 million (US$1,593.7 million) under these loan facilities, of which RMB734.2 million (US$103.9 million), net of debt issuance cost of RMB0.7 million (US$0.1 million), was recorded in short-term borrowings and RMB10,285.5 million (US$1,455.8 million), net of debt issuance costs of RMB239.2 million (US$33.9 million), was recorded in long-term borrowings, respectively. Drawdowns from these credit facilities are subject to the approval of the relevant lending financial institution and are subject to the terms and conditions of each loan agreement.

FINANCIAL INFORMATION

        Below is a summary of the key material terms of the abovementioned secured and unsecured borrowings, which are in RMB, USD and HKD denominations:

Loan Facilities up to June 30, 2020

RMB Loan Facilities in Millions:

As of June 30, 2020
Data Center and Corporate	Facility Type	Facility Amount	Drawdown Amount(e)	Interest Rate	Facility Agreement Original Begin Date	Facility Agreement Maturity Date
		RMB (US$)	RMB (US$)
BJ1-3	Term Loan	528.3 (74.8)	528.3 (74.8)	LPR(f) over 5-Year +25 Basis Points	September 2019	September 2027
	Term Loan	59.0 (8.4)	59.0 (8.4)	LPR(f) over 5-Year +25 Basis Points	September 2019	September 2027
BJ4	Term Loan	237.0 (33.5)	194.2 (27.5)	LPR(f) over 5-Year +125 Basis Points	October 2019	October 2024
	Revolving Credit Facility(a)	29.0 (4.1)	15.4 (2.2)	LPR(f) 1-Year +190 Basis Points	October 2019	October 2024
BJ5	Term Loan	484.0 (68.5)	484.0 (68.5)	Fixed Rate at 6.3%	December 2018	December 2023
	Revolving Credit Facility(a)	60.0 (8.5)	26.8 (3.8)	Fixed Rate at 6.3%	December 2018	December 2023
BJ6	Term Loan	318.0 (45.0)	318.0 (45.0)	PBOC 1 to 5-Year Lending Rate*130%	August 2019	August 2024
	Revolving Credit Facility(a)	23.0 (3.3)	12.1 (1.7)	PBOC 1-Year Lending Rate*130%	August 2019	August 2024
BJ7-8	Term Loan	977.0 (138.3)	161.7 (22.9)	LPR(f) over 5-Year +152.5 Basis Points	April 2020	April 2025
	Revolving Credit Facility(a)	119.0 (16.8)	13.9 (2.0)	LPR(f) 1-Year +180.5 Basis Points	April 2020	April 2025
CD1-2	Term Loan(b)	845.0 (119.6)	845.0 (119.6)	LPR(f) over 5-Year +15 Basis Points	April 2020	April 2030
GZ1	Term Loan	138.0 (19.5)	138.0 (19.5)	LPR(f) over 5-Year +181.8 Basis Points	November 2018	November 2025
GZ2	Term Loan	104.0 (14.7)	104.0 (14.7)	PBOC 1 to 5-Year Lending Rate*130%	November 2017	November 2022
	Revolving Credit Facility(a)	20.0 (2.8)	— (—)	PBOC 1-Year Lending Rate*130%	November 2017	November 2022
GZ3	Term Loan	366.8 (51.9)	366.8 (51.9)	LPR(f) over 5-Year +152.5 Basis Points	June 2018	June 2023
	Term Loan	193.0 (27.3)	193.0 (27.3)	LPR(f) over 5-Year +132.5 Basis Points	June 2018	June 2023
	Revolving Credit Facility(a)	41.0 (5.8)	39.3 (5.6)	LPR(f) 1-Year +180.5 Basis Points	June 2018	June 2023
GZ6.	Term Loan	150.0 (21.2)	114.5 (16.2)	LPR(f) over 5-Year +35 Basis Points	November 2019	November 2026
	Term Loan	50.0 (7.1)	34.9 (4.9)	LPR(f) 1-Year +100 Basis Points	November 2019	November 2022
KS1	Term Loan	86.3 (12.2)	86.3 (12.2)	PBOC over 5-Year Lending Rate	July 2009	December 2022
	3rd Party Financing	150.0 (21.2)	150.0 (21.2)	Fixed Rate at 9.7%	November 2017	January 2023
KS2-3	Term Loan	568.0 (80.4)	393.7 (55.7)	LPR(f) 1-Year +59 Basis Points	June 2019	July 2027
SH1-3	Term Loan	269.3 (38.1)	269.3 (38.1)	PBOC over 5-Year Lending Rate	June 2019	June 2027
	Term Loan	504.0 (71.3)	504.0 (71.3)	PBOC over 5-Year Lending Rate	June 2019	June 2027
SH5	Term Loan	93.8 (13.3)	93.8 (13.3)	LPR(f) over 5-Year +123 Basis Points	December 2017	December 2027
SH6-7	Term Loan	229.8 (32.5)	229.8 (32.5)	Fixed Rate at 6.8%	September 2018	June 2023
	Term Loan	282.0 (39.9)	226.0 (32)	Fixed Rate at 6.7925%	September 2018	June 2022
	Revolving Credit Facility(a)	80.0 (11.3)	17.7 (2.5)	Fixed Rate at 5.655%	September 2018	June 2023
SH8	Term Loan	220.0 (31.1)	220.0 (31.1)	LPR(f) over 5-Year +74 Basis Points	July 2018	August 2028
SH9-10	Term Loan	278.0 (39.3)	278.0 (39.3)	Fixed Rate at 6.3%	January 2019	January 2024
	Revolving Credit Facility(a)	31.0 (4.4)	10.0 (1.4)	Fixed Rate at 6.3%	January 2019	January 2024

FINANCIAL INFORMATION

As of June 30, 2020
Data Center and Corporate	Facility Type	Facility Amount	Drawdown Amount(e)	Interest Rate	Facility Agreement Original Begin Date	Facility Agreement Maturity Date
		RMB (US$)	RMB (US$)
SH11	Term Loan	180.8 (25.6)	180.8 (25.6)	LPR(f) over 5-Year +176.25 Basis Points	August 2018	August 2023
	Revolving Credit Facility(a)	28.0 (4.0)	— (—)	LPR(f) 1-Year +202.25 Basis Points	August 2018	August 2023
SH12	Term Loan	230.0 (32.6)	40.1 (5.7)	LPR(f) over 5-Year +103 Basis Points	April 2020	April 2030
SH14	Term Loan	560.0 (79.3)	— (—)	LPR(f) over 5-Year +135 Basis Points	June 2020	84 months after drawdown
	Revolving Credit Facility(a)	40.0 (5.7)	— (—)	LPR(f) 1-Year +180 Basis Points	June 2020	84 months after drawdown
SH16-17	Term Loan	720.0 (101.9)	709.6 (100.4)	Fixed Rate at 5.88%	April 2020	April 2032
SZ1-3	Term Loan	305.3 (43.2)	305.3 (43.2)	LPR(f) 1-Year + 207 Basis Points	November 2017	December 2023
SZ4	Term Loan	250.0 (35.4)	233.6 (33.1)	LPR(f) over 5-Year +115 Basis Points	June 2020	June 2028
SZ5	Term Loan	572.3 (81)	572.3 (81.0)	Fixed Rate at 6.3%	June 2017	December 2023
	Term Loan	291.0 (41.2)	291.0 (41.2)	Fixed Rate at 6.3%	June 2017	December 2023
	Revolving Credit Facility(a)	60.0 (8.5)	22.2 (3.1)	Fixed Rate at 6.3%	June 2017	December 2023
ZB1-4	Term Loan	739.5 (104.7)	704.9 (99.8)	LPR(f) over 5-Year +152.5 Basis Points	March 2019	March 2024
	Term Loan	243.8 (34.5)	115.1 (16.3)	LPR(f) over 5-Year +152.5 Basis Points	March 2019	March 2024
	Revolving Credit Facility(a)	30.0 (4.2)	9.8 (1.4)	LPR(f) 1-Year +180.5 Basis Points	March 2019	March 2024
JV1	Term Loan(c)	100.0 (14.2)	85.3 (12.1)	PBOC 1-Year Lending Rate*140%	August 2019	August 2020(g)
	Term Loan(c)	10.0 (1.4)	— (—)	PBOC 1-Year Lending Rate*140%	August 2019	August 2020(g)
JV2	Term Loan(c)	80.0 (11.3)	73.1 (10.3)	LPR(f) 1-Year +198 Basis Points	March 2020	March 2021
JV3	Term Loan(c)	80.0 (11.3)	— (—)	LPR(f) 1-Year +198 Basis Points	March 2020	1 year after drawdown
JV4	Term Loan(c)	110.0 (15.6)	— (—)	LPR(f) 1-Year +198 Basis Points	March 2020	1 year after drawdown
JV5	Term Loan(c)	115.0 (16.3)	56.3 (8.0)	LPR(f) 1-Year +225 Basis Points	January 2020	January 2021
Corporate	Term Loan(d)	27.5 (3.9)	27.5 (3.9)	PBOC 1 to 5-Year Lending Rate*135%	July 2019	January 2021
	Term Loan(d)	30.0 (4.2)	30.0 (4.2)	LPR(f) 1-Year +100 Basis Points	August 2019	December 2020
	Term Loan(d)	20.0 (2.8)	20.0 (2.8)	Fixed Rate at 5.5%	November 2019	November 2020
	Term Loan	30.0 (4.2)	30.0 (4.2)	LPR(f) 1-Year +107 Basis Points	December 2019	December 2020
	Term Loan	40.0 (5.7)	40.0 (5.7)	LPR(f) 1-Year +107 Basis Points	January 2020	January 2021
	Term Loan	30.0 (4.2)	30.0 (4.2)	LPR(f) 1-Year +117 Basis Points	March 2020	January 2021
	Term Loan	30.0 (4.2)	30.0 (4.2)	Fixed Rate at 5.7%	March 2020	April 2021
	Term Loan(d)	50.0 (7.1)	50.0 (7.1)	Fixed Rate at 5.7%	May 2020	May 2022
	Term Loan(d)	20.0 (2.8)	20.0 (2.8)	LPR(f) 1-Year +65 Basis Points	April 2020	April 2021
	Term Loan(d)	50.0 (7.1)	50.0 (7.1)	Fixed Rate at 5.4%	June 2020	June 2022

FINANCIAL INFORMATION

USD Loan Facilities in Millions:

		As of June 30, 2020
					Facility Agreement Original Begin Date
Data Center and Corporate	Facility Type	Facility Amount	Drawdown Amount(f)	Interest Rate		Facility Agreement Maturity Date
		(US$)	(US$)
GZ2	Term Loan	15.9	15.9	3-Month Libor +425 Basis Points	October 2017	April 2021
SH14	Term Loan	35.0	—	3-Month Libor +250 Basis Points	June 2020	24 months after drawdown
Corporate	Term Loan(i)	100.0	100.0	3-Month Libor +485 Basis Points	April 2018	April 2022
	Uncommitted Revolving Credit Facility(c)	75.0	21.6	3-Month Libor +220 Basis Points	December 2019	12 months after each drawdown with option to extend
	Uncommitted Revolving Credit Facility(c)	75.0	—	3-Month Libor +220 Basis Points	April 2020	12 months after each drawdown with option to extend
	Revolving Credit Facility(a)	300.0	—	3Month Libor +400 Basis Points	June 2020	18 months after the date of facility with the option to extend

HKD Loan Facilities in Millions:

As of June 30, 2020
Facility Agreement Original Begin Date
Data Center	Facility Type	Facility Amount	Drawdown Amount(e)	Interest Rate		Facility Agreement Maturity Date
		HKD (US$)	HKD (US$)
HK1	Term Loan	1,043.7 (134.9)	472.4 (61.0)	3-Month Hibor +187.5 Basis Points	March 2019	March 2023

Notes:

(a)
Revolving Credit Facility allows our company to borrow, repay and reborrow.

(b)
New facilities drawn down to refinance previous project term loans.

(c)
These loan facilities are dedicated to support the development and construction of our build-to-suit, or BTS data centers, and the term of each loan facility is no longer than 12-24 months. These facilities are expected to be refinanced upon the completion of certain conditions under the strategic cooperation framework agreement between GIC and us.

(d)
Unsecured loans.

(e)
Drawdown amount does not deduct debt issuance costs of RMB239.9 million (US$34.0 million) in total. (f) LPR refers to Loan Prime Rate.

(g)
This facility has been extended to February 2021 as of the October 14, 2020.

FINANCIAL INFORMATION

Working Capital

        We recorded net current assets of RMB31.0 million as of December 31, 2017, net current liabilities of RMB470.5 million as of December 31, 2018, net current assets of RMB3,085.2 million (US$436.7 million) as of December 31, 2019, net current assets of RMB3,149.9 million (US$445.8 million) as of June 30, 2020 and RMB2,669.6 million (US$377.9 million) as of August 31, 2020, respectively. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,						As of June 30,		As of August 31,
	2017	2018		2019			2020		2020
	RMB	RMB		RMB		US$	RMB	US$	RMB	US$
									(unaudited)
	(in thousands)
Current Assets
Cash	1,873,446	2,161,622		5,810,938		822,485	7,742,082	1,095,821	6,898,964	976,485
Restricted cash	10,837	87		34,299		4,855	112,756	15,960	89,843	12,716
Accounts receivable, net of allowance for doubtful accounts	364,654	536,842		879,962		124,551	1,388,535	196,534	1,576,099	223,082
Value-added-tax ("VAT") recoverable	112,067	163,476		129,994		18,399	114,575	16,217	110,196	15,597
Prepaid expenses	50,373	64,843		80,913		11,452	104,357	14,771	113,454	16,058
Other current assets	42,651	110,526		148,603		21,033	155,782	22,049	138,363	19,584

Total current assets	2,454,028	3,037,396		7,084,709		1,002,775	9,618,087	1,361,352	8,926,919	1,263,522

Current Liabilities
Short-term borrowings and current portion of long-term borrowings	790,484	1,283,320		1,137,737		161,036	1,681,787	238,041	1,881,131	266,257
Accounts payable	1,110,411	1,508,020		1,675,966		237,218	2,880,745	407,743	2,847,157	402,989
Accrued expenses and other payables	368,624	476,564		817,883		115,764	1,541,688	218,212	1,144,908	162,051
Deferred revenue	55,609	73,077		90,316		12,783	59,826	8,468	79,867	11,304
Operating lease liabilities, current	—	—		55,139		7,804	73,362	10,384	80,168	11,347
Finance lease and other financing obligations, current	97,943	166,898		222,473		31,489	230,746	32,660	224,098	31,719

Total current liabilities	2,423,071	3,507,879		3,999,514		566,094	6,468,154	915,508	6,257,329	885,667

Net current assets/(liabilities)	30,957	(470,483	)(1)	3,085,195	(2)	436,681	3,149,933	445,844	2,669,590	377,855

  Notes:

(1)
The net current liability position as of December 31, 2018 was mainly due to that the timing gap existed when we refinanced one existing short-term borrowings. In March 2019, we successfully refinanced a short-term borrowing of RMB500 million with long-term borrowings under new facilities with 5-year maturity period.

(2)
Our positive operating cash flows, ensuring the debts are financed at a longer period to match the life cycle of our data centers and capital raising through public and private offerings resulted in the net current assets position in 2019.

FINANCIAL INFORMATION

Preliminary Unaudited Financial Data

        The unaudited financial data presented in "—Working Capital", "—Indebtedness" and "Risk Factors—Risks Relating to Our Business and Industry—Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our indebtedness" is preliminary. The preliminary unaudited financial data included in this document has been prepared on the same basis as our unaudited interim consolidated financial information. KPMG Huazhen LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary unaudited financial data. Accordingly, KPMG Huazhen LLP does not express an opinion or provide any other form of assurance with respect to it.

        This preliminary unaudited financial data is subject to revision. In addition, our preliminary unaudited financial data as at August 31, 2020 may not be indicative of our financial results for the future interim period ending September 30, 2020 or for the year ending December 31, 2020. See "Forward-Looking Statements." Please refer to "Risk Factors" and "Our Business" included elsewhere in this document for information regarding trends and other factors that may affect our results of operations.

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to interest expenses incurred in respect of bank borrowings, bonds payable and capital lease and other financing obligations and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.

Foreign Exchange Risk

        All of our revenue and substantially all of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ordinary shares and/or ADSs will be affected by the exchange rate between the U.S. dollar, Hong Kong dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ordinary shares will be traded in Hong Kong dollars and our ADSs will be traded in U.S. dollars.

        The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S.

FINANCIAL INFORMATION

dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It remains unclear what further fluctuations may occur or what impact this will have on our results of operations.

        To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Dividend Policy and Distributions

        Since our inception, we have not declared or paid any dividends on our ordinary shares. We do not have any present plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        For information concerning dividends on our outstanding Series A convertible preferred shares, see "—Indebtedness—Convertible Preferred Shares."

        We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. As of June 30, 2020, we did not have any reserves at the holding company level available for distributions to shareholders. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

        The board currently consists of 11 directors, including five independent directors. In addition, the Board is responsible for exercising other powers, functions and duties in accordance with the Articles of Association, and all applicable laws and regulations, including the Hong Kong Listing Rules.

        Mr. William Wei Huang is our founder, chairman of our board of directors, and since 2002, has served as our chief executive officer. From 2004 to 2020, Mr. Huang has also served as a director of Haitong-Fortis Private Equity Fund Management Co., Ltd., a domestic private equity fund management company in China. Prior to founding our company, he served as a senior vice president of Shanghai Meining Computer Software Co., Ltd., which operates StockStar.com, a website primarily providing finance and securities related information and services in China.

        Mr. Sio Tat Hiang is vice-chairman of our board of directors and has been a director of our company since August 2014. Since 2020, Mr. Sio has been a director of Singapore Technologies Telemedia Pte Ltd ("STT," the sole indirect shareholder of STT GDC), and STTC. From 2012 to 2020, Mr. Sio was a director of STT GDC and from 2017 to 2020, Mr. Sio was the chairman of the board of STT GDC. In addition, Mr. Sio currently also sits on the Boards of U Mobile Sdn Bhd, Virtus HoldCo Limited and STT Global Data Centres India Private Limited. He graduated with a bachelor's degree in business administration with honors from the National University of Singapore and attended the London Business School Senior Executive Programme.

        Mr. Satoshi Okada has been a director of our company since June 2014. From 2000 to 2005, Mr. Okada had held various management positions within the Softbank Corp. group. Since 2008, he also serves as a director of Alibaba.com Japan, which is engaged in the Alibaba related business. Mr. Okada also represented the SOFTBANK Group as a director on the board of Baozun Inc., a Nasdaq-listed company since 2014 and Alibaba.com while it was a public company in Hong Kong from 2007 to 2012.

        Mr. Bruno Lopez has been a director of our company since August 2014. Mr. Lopez is the group chief executive officer of ST Telemedia's data center business—STT GDC. Since joining ST Telemedia in 2014, Mr. Lopez has led STT GDC in its strategy to build a large portfolio of integrated data centers across a global platform in Singapore, UK, Thailand, India and in China through GDS Holdings. He is a board member and the chairman of the executive committee in GDS Holdings as well as in all these other operational platforms owned by STT GDC. An industry veteran in the telecommunications and data center sectors with more than 25 years of experience, Mr. Lopez was the chief executive officer and executive director of Keppel Data Centres where he was instrumental in leading the company's growth and business expansion in Asia and Europe. From 2009 to 2014, he was also responsible for setting up Securus Data Property Fund, an investment fund focused on developing data center assets in the Asia-Pacific region, Europe and the Middle East, which was eventually merged with Keppel Data Centres' assets as part of the company's SGX listing. He received a bachelor's degree with honors from the National University of Singapore and a master's degree in human resource management from Rutgers University.

        Mr. Lee Choong Kwong has been a director of our company since August 2014. From 2013 to 2017, Mr. Lee was ST Telemedia's executive vice president for China. He was responsible for China investments and business development. Mr. Lee brings with him more than 20 years of

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

China business experience. He played a key role in ST Telemedia's investments in China. Mr. Lee received a bachelor's degree in electrical and electronic engineering from the National University of Singapore, and a UCLA-NUS Executive MBA degree.

        Mr. Gary J. Wojtaszek has served as our director since June 2018, and had been an observer of our board of directors since October 2017. He served as the president and chief executive officer and a member of the board of directors of CyrusOne from July 2012 to February 2020. Prior to becoming the president of CyrusOne in August 2011, Mr. Wojtaszek served as chief financial officer of Cincinnati Bell Inc., where he had responsibility for the data center business and oversaw CyrusOne's successful spin-off and IPO. Prior to joining Cincinnati Bell in July 2008, he was senior vice president, treasurer and chief accounting officer for the Laureate Education Corporation in Baltimore, Maryland from 2006 to 2008. Prior to that, Mr. Wojtaszek worked from 2001 to 2008 at Agere Systems, the semiconductor and optical electronics communications division of Lucent Technologies, which was subsequently spun off through an initial public offering. While at Agere Systems, Mr. Wojtaszek worked in a number of finance positions, ultimately serving as the vice president of corporate finance, overseeing all controllership, tax and treasury functions. Mr. Wojtaszek started his career in General Motors Company's New York treasury group and joined Delphi Automotive Systems as the regional European treasurer in connection with the initial public offering and spin-off of Delphi Automotive Systems from General Motors. Mr. Wojtaszek is currently serving on the board of directors of the Lyle School of Engineering at Southern Methodist University, and the advisory board of the Lyle School of Engineering's Datacenter Systems Engineering (DSE) Program at Southern Methodist University, Columbia University's Lang Entrepreneur Center and the Dallas Chamber of Commerce. Mr. Wojtaszek previously served as a director of Cincinnati Bell Inc., the Dallas Zoo, and Tech Wildcatters. Mr. Wojtaszek obtained a master's degree of Business Administration from Columbia University.

        Mr. Lim Ah Doo has served as our director since August 2014. Mr. Lim is currently the chairman and independent non-executive director of Olam International Limited, as well as an independent non-executive director of GP Industries Limited, Singapore Technologies Engineering Ltd (STE), STT Global Data Centres India Private Limited, or GDC India, Virtus Holdco Ltd (VHL) and U Mobile Sdn Bhd. He also chairs the audit committees of GP Industries, GDC India, VHL and U Mobile, and is also a member of the audit committee of STE. Since 2020, Mr. Lim has been a non-executive director of STT and STTC. From 2016 to 2020, Mr. Lim served as an independent non-executive director of STT GDC and also chaired the audit committee of STT GDC. During his 18-year distinguished banking career in Morgan Grenfell, Mr. Lim held several key positions including chairing Morgan Grenfell (Asia). From 2003 to 2007, he was president and then vice chairman of the RGM group, a leading global resource-based group and in 2008, he served as a deputy chairman of a member of RGM Group. Mr. Lim obtained a bachelor's degree in engineering with honors from the Queen Mary College, University of London, and an MBA from the Cranfield School of Management.

        Ms. Bin Yu has served as our independent director since November 2016. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education from September 2017 to January 2020. Ms. Yu has served as an independent director of Baozun Inc., a Nasdaq-listed brand e-commerce solutions provider based in China since May 2015, an independent director of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange since June 2014, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

in China listed on the Hong Kong Stock Exchange since May 2018. From 2015 to May 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company's investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou's predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG's Greater China region. Ms. Yu received a master's degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

        Mr. Zulkifli Baharudin has served as our independent director since November 2016. Since 2011, he has been serving as the executive chairman of Indo-Trans Corporation, a logistics and supply chain company across Indo-China. Since 2004, he has also been serving as a managing director of Global Business Integrators Pte Ltd. Mr. Zulkifli has been the non-executive director on the Board of Virtus Holdco Limited and Omni Holdco, LLC since 2017 and 2018, respectively. Since 2013, he has also been the non-executive director at Ascott Residence Trust Management Limited. Mr. Zulkifli has been serving as a director on the Board of Ang Mo Kio Thye Hua Kwan Hospital Ltd, Thye Hua Kwan Moral Charities Limited and Thye Hua Kwan Nursing Home Limited since 2012, 2011 and 2014, respectively. Mr. Zulkifli also serves as Singapore's Non-Resident Ambassador to the Republic of Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor's degree in estate management from the National University of Singapore.

        Mr. Chang Sun has served as our independent director since April 2017. Since 2017, Mr. Sun has been the managing partner for China at TPG, a global alternative investment firm. Prior to joining TPG, he founded and was the chairman of Black Soil Group Ltd., an agriculture impact investing company. Prior to founding Black Soil in 2015, Mr. Sun was the chairman of Asia Pacific at Warburg Pincus, a global private equity firm, where he had served for 20 years. Mr. Sun also was the founder and current honorary chairman of the China Venture Capital and Private Equity Association and the founder and current executive vice chairman of the China Real Estate Developers and Investor's Association. He is also a board member of the Lauder Institute of the Wharton School and a board member of The China Entrepreneur Club. Mr. Sun earned a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

        Ms. Judy Qing Ye has served as our independent director since October 2018. Ms. Judy Qing Ye is the founding partner for Yimei Capital, a global alternative investment firm and has over 20 years of experience in investment. Prior to founding Yimei Capital in 2011, Ms. Ye was the chairman of EM Alternatives ("EMA"), a global private equity firm from 2008 to 2010. Prior to EMA, Ms. Ye served as director of strategic investments at Hewlett-Packard Company from 2001 to 2008. In her earlier career, Ms. Ye worked as M&A project manager at PepsiCo, New York from 1997 to 1999. Ms. Ye is also the co-founder and managing partner of NE Social Impact Fund (NESIF), a dedicated social impact investing fund in China. Ms. Ye is also the council member of United Way Worldwide, a global non-profit charitable organization. Ms. Ye received her bachelor

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

of arts degree from Peking University and earned her MA from Tufts University, MBA from the Wharton School at University of Pennsylvania.

Senior Management

        Mr. Daniel Newman has served as the chief financial officer of GDS since September 2011. Prior to joining us in this capacity, Mr. Newman acted as an advisor to GDS from 2009 to 2011. From 2008 to 2009, Mr. Newman served as a managing director at Bank of America Merrill Lynch with responsibility for investment banking clients in the telecom, media, and technology sectors in Asia. From 2005 to 2007, Mr. Newman acted as an advisor in the chairman's office of Reliance Communications in Mumbai, India. From 2001 to 2005, Mr. Newman served as a managing director at Deutsche Bank with responsibility for investment banking clients in the telecom and media sectors in Asia. Mr. Newman previously worked as an investment banker at Salomon Brothers (and its successors) from 1997 to 2001 and at S.G. Warburg (and its successors) from 1983 to 1997 in London and Hong Kong. Mr. Newman received his bachelor's degree in history from Bristol University in the UK in 1983.

        Ms. Jamie Gee Choo Khoo has served as the chief operating officer of GDS since January 2019. Ms. Khoo joined the GDS senior management team in 2014, serving as deputy chief financial officer. From 1996 to 2007, Ms. Khoo worked at ST Telemedia, holding various management roles in finance, accounting and treasury as well as having responsibility for designated overseas investment entities. Prior to joining ST Telemedia, she worked for ABB (China) Holdings Limited from 1994 to 1996, Ernst & Young (Singapore) in 1994 and Baker Hughes (Singapore) from 1989 to 1993, mainly in finance and consulting roles. Ms. Khoo graduated from the National University of Singapore with a bachelor's degree in accountancy and an MBA from the University of Hull. Ms. Khoo is a fellow member of the Institute of Singapore Chartered Accountants and a member of the Singapore Institute of Directors.

        Mr. Xu Wei joined our company in 2013 as our senior vice president of sales, and is responsible for sales operations and management. Prior to joining us, Mr. Wei was a general manager of Beijing VPro Intellectual Technology Limited Company from 2011 to 2013, with responsibility for mobile value-added business promotion and software development. From 2005 to 2010, Mr. Wei served as a general manager of Shenzhen VPro Technology Limited Company, with responsibility for operations and software development and integration. From 1998 to 2005, Mr. Wei held various roles at Zhong Lian Group, including technical director, business development manager and division general manager, engaged in sales and management of core systems. From 1996 to 1998, Mr. Wei served as an engineer at Beijing Electronic Office, with responsibility for network-building and management. Mr. Wei received a bachelor's degree in physics from Shandong University.

        Ms. Yilin Chen joined our company in 2008 and has served as our senior vice president for product and service business since March 2017. Prior to joining us, Ms. Chen held various roles in consulting, business planning and analysis, product and operations. Ms. Chen worked at HP China from 1995 to 2008, holding leadership roles related to IT solutions and service, outsourcing, business development and management. From 1992 to 1995, Ms. Chen worked at the East China Institute of Computer and Science. She graduated from Shanghai Science and Technology University with a bachelor's degree in computer science.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        Ms. Liang Chen joined our company in 2015 with responsibility for product strategy management and the delivery of data center projects, design and construction. Due to the rapid growth of our business, since September 2017, Ms. Chen's responsibilities have focused on data center design and she is leading our company in designing and building multiple data centers. Prior to joining us, Ms. Chen worked with IBM Global Technology Service for 14 years. Ms. Chen held several leadership roles in IBM, including manager of IBM's China data center solution design team, general manager of IBM's data center consulting and design department and service product line manager of IBM's Greater China data center department. Prior to joining IBM in 2001, Ms. Chen spent seven years at the East China Architectural Design and Research Institute. Ms. Chen obtained a bachelor's degree in electrical and electronic engineering from Shanghai University and a master's degree in electrical and electronic engineering from Tongji University.

        Ms. Yan Liang joined our company in 2010 and has served as our senior vice president of operation and delivery since March 2014 with responsibility for establishing the operation governance system and management platform for data centers. Ms. Liang currently also serves on the China Data Center Committee as vice chairman with responsibility for contributing to white papers for the operation and maintenance management technology of data centers and promoting maintenance and operation in data center industry. Prior to joining us in 2010, Ms. Liang served as a director of operations and business development with COSCO's global data center business where she had responsibility for information system centralization, construction of large data centers, establishment and promotion of ITIL operation management systems and global disaster recovery from 1997 to 2010. Ms. Liang received a bachelor's degree from Shanghai Tie Dao University and an MBA from Fudan University.

Other Committee Member

        Mr. Jonathan King has been a member of our executive committee since October 2016 and has been involved with our company since 2014, in his role as chief operating officer and head of investments of ST Telemedia's data center business—STT GDC. In this role he is responsible for the performance of STT GDC's existing platforms as well as leading its investment activities into new markets. From 2009 to 2014, Mr. King was the co-fund manager of Securus Data Property Fund, an investment fund focused on the acquisition and management of high quality data center assets in Asia-Pacific region and Europe. During that time, Mr. King played a key role in developing the portfolio of data centers that was eventually listed as Keppel DC REIT on the Singapore Exchange. Mr. King was an associate director with Macquarie Bank's real estate group. He obtained a bachelor's degree in engineering from the University of Sydney and a graduate diploma in finance and investment from the Financial Services Institute of Australasia.

Board Observer

        In accordance with the Investor Rights Agreement entered into among Ping An Overseas Holdings and our company, we have agreed that an observer designated by Ping An Overseas Holdings may join meetings of our board of directors as an observer, subject to maintaining its shareholding at or above a specified percentage threshold. Mr. Hoi Tung, chairman and chief executive officer of China Ping An Insurance Overseas (Holdings) Limited, as well as a member of Investment Committee of Ping An Insurance (Group) of China, was designated by Ping An Overseas Holdings after the completion of its investment to join meetings of our board of directors as an observer.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        Mr. Hoi Tung is currently a member of the Investment Committee of Ping An Insurance (Group) of China and the CEO and Chairman of China Ping An Insurance Overseas (Holdings) Limited. From 2014 to 2016, Mr. Tung was the Chairman of Investment Committee of Ping An Insurance (Group) of China, Ltd. From 2004 to 2014, Mr. Tung was the Chairman and CEO of Ping An Trust Co. Ltd.. Before joining Ping An, Mr. Tung was an executive director with Goldman Sachs (Asia) L.L.C., advising major financial institutions in the Asia Pacific region on restructuring, M&As and capital markets activities. Mr. Tung started his career as a management consultant with McKinsey & Co. He obtained a Master's degree in Engineering Science from Oriel College, University of Oxford, and an MBA from INSEAD. Mr. Tung is a fellow of the Global Finance Leaders Fellowship at the Aspen Institute and also served as a selection committee member for Rhodes Scholarship in China.

Compensation

Share-based Awards Held by Our Directors and Officers

        The following table summarizes, as of June 30, 2020, the outstanding options we have granted to our directors and executive officers under our 2014 Plan:

Name	Ordinary shares underlying outstanding options(1)	Option Exercise Price		Grant Date	Option Expiration Date
Yan Liang	*	US$	0.7792	May 1, 2016	May 1, 2021

Notes:

*
Less than 1% of our outstanding Class A ordinary shares.

(1)
Fully vested.

        As of June 30, 2020, individuals other than our directors and executive officers as a group held options to purchase a total of 623,000 ordinary shares of our company, with an exercise price of US$0.7792 per ordinary share.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The following table summarizes, as of June 30, 2020, the restricted shares we have granted to our directors and executive officers under our 2016 Plan:

Name	Number of Restricted Shares	Date of Grant
William Wei Huang	*	various dates from December 5, 2016 to August 1, 2019
Daniel Newman	*	various dates from December 5, 2016 to August 1, 2019
Jamie Gee Choo Khoo	*	various dates from December 5, 2016 to August 1, 2019
Sio Tat Hiang	*	various dates from August 29, 2016 to June 1, 2020
Satoshi Okada	*	various dates from August 29, 2016 to June 1, 2020
Bruno Lopez	*	various dates from August 29, 2016 to June 1, 2020
Lee Choong Kwong	*	various dates from August 29, 2016 to June 1, 2020
Lim Ah Doo	*	various dates from August 29, 2016 to June 1, 2020
Bin Yu	*	various dates from May 9, 2017 to June 1, 2020
Zulkifli Baharudin	*	various dates from May 9, 2017 to June 1, 2020
Chang Sun	*	various dates from August 8, 2017 to June 1, 2020
Gary J. Wojtaszek	*	June 1, 2020
Judy Qing Ye	*	various dates from March 13, 2019 to June 1, 2020
Jonathan King	*	various dates from May 9, 2017 to June 1, 2020
Xu Wei	*	various dates from December 5, 2016 to August 1, 2019
Yilin Chen	*	various dates from December 5, 2016 to August 1, 2019
Liang Chen	*	various dates from December 5, 2016 to August 1, 2019
Yan Liang	*	various dates from December 5, 2016 to August 1, 2019

*
Less than 1% of our outstanding ordinary shares assuming conversion of all restricted shares into ordinary shares.

        As of June 30, 2020, individuals other than our directors and executive officers as a group held a total of 16,863,096 restricted shares of our company, subject to various vesting schedules and conditions.

RELATED PARTY TRANSACTIONS

        The following section sets forth updated information concerning related party transactions subsequent to the filing of our 2019 Annual Report.

TRANSACTIONS WITH CERTAIN DIRECTORS, SHAREHOLDERS, AFFILIATES AND KEY MANAGEMENT PERSONNEL

        Our WFOEs provided outsourcing and other services to the VIEs within our Company with revenues being recognized by the WFOEs, and costs being recognized by the VIEs, RMB658.6 million, RMB1,260.5 million, RMB2,017.0 million (US$285.5 million) and RMB1,319.7 million (US$186.8 million) in 2017, 2018 and 2019 and the six months ended June 30, 2020, respectively. These inter-company transactions are eliminated on a consolidated basis.

TRANSACTIONS WITH OUR SHAREHOLDERS

        During the year ended December 31, 2017, the related interest expenses arising from the convertible bonds due 2019 subscribed by STT GDC amounted to US$4.4 million.

        In November 2017, the convertible bonds due 2019 and the interest accrued thereon due to STT GDC were fully converted into 32,540,515 newly issued Class A ordinary shares at the conversion price of US$1.675262. In addition, upon conversion, the accrued but unpaid cash interest due to STT GDC of US$0.8 million was relinquished.

        One of our subsidiaries, GDS IDC Services Pte. Ltd., or GDS Singapore, entered into a master service agreement with STT Singapore DC Pte. Ltd., STT DEFU 2 Pte. Ltd. and cloud service providers, pursuant to which GDS Singapore will provide billing and payment collection services as well as other coordination and administration services. During the years ended December 31, 2017, 2018 and 2019, and six months ended June 30, 2020, we recognized agency commission from STT Singapore DC Pte. Ltd. of nil, nil, RMB0.6 million (US$84.9 thousand) and RMB0.2 million (US$34.8 thousand) and STT DEFU 2 Pte. Ltd. of nil, nil, RMB0.3 million (US$42.5 thousand) and RMB0.2 million (US$34.5 thousand), respectively.

FORWARD-LOOKING STATEMENTS

        This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this exhibit relate to, among others:

  •
  our goals and strategies;

  •
  our expansion plans;

  •
  our future business development, financial condition and results of operations;

  •
  the expected growth of the data center and cloud services market;

  •
  our expectations regarding demand for, and market acceptance of, our services;

  •
  our expectations regarding maintaining and strengthening our relationships with customers;

  •
  the completion of any proposed acquisition transactions, including the regulatory approvals and other conditions that must be satisfied or waived in order to complete the acquisition transactions;

  •
  international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity;

  •
  general economic and business conditions in the regions where we operate; and

  •
  assumptions underlying or related to any of the foregoing.

        Since actual results or outcomes could differ materially from those expressed in any forward-looking statements, we strongly caution investors against placing undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by the Hong Kong Listing Rules, we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. Statements of or references to our intentions are made as of the date of this document. Any such intentions may change in light of future developments.

        All forward-looking statements in this document are expressly qualified by reference to this cautionary statement.